  As filed with the Securities and Exchange Commission on February 12, 1998.
                                                        File No. 333-36329

                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                      Pre-Effective Amendment No. 2 To

                                FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                              FORM N-8B-2

A.   Exact name of trust:  Separate Account Five

B.   Name of depositor:  Hartford Life Insurance Company

C.   Complete address of depositor's principal executive offices:

     P.O. Box 2999
     Hartford, CT  06104-2999

D.   Name and complete address of agent for service:

     Marianne O'Doherty, Esq.
     Hartford Life Insurance Companies
     P.O. Box 2999
     Hartford, CT  06104-2999

     It is proposed that this filing will become effective:

     ___  immediately upon filing pursuant to paragraph (b) of Rule 485
     ___  on May 1, 1998 pursuant to paragraph (b) of Rule 485
     ___  60 days after filing pursuant to paragraph (a)(1) of Rule 485
     ___  on May 1, 1998 pursuant to paragraph (a)(1) of Rule 485
     ___ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E. Title and amount of securities being registered: Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has registered an indefinite amount of securities.

F. Proposed maximum aggregate offering price to the public of the securities being registered: Not yet determined.

G.  Amount of filing fee: Not applicable.


H. Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       RECONCILIATION AND TIE BETWEEN
                         FORM N-8B-2 AND PROSPECTUS


ITEM NO. OF
FORM N-8B-2            CAPTION IN PROSPECTUS
-----------            --------------------
1.                     Cover page

2.                     Cover page

3.                     Not applicable

4.                     The Company; Distribution of the Policies

5.                     Summary - The Separate Account; The Separate
                       Account - General

6.                     The Separate Account - General

7.                     Not required by Form S-6

8.                     Not required by Form S-6

9.                     Legal Proceedings

10. Summary; The Separate Account - The Funds; The Policy - Application for a Policy; Policy Benefits and Rights; Other Matters - Voting Rights, Dividends

11.                    Summary; The Separate Account - The Funds

12.                    Summary;  The Separate Account- The Funds

13.                    Deductions and Charges;  Distribution of the Policies;
                       Federal Tax Considerations

14.                    The Policy - Application for a Policy

15.                    The Policy - Allocation of Premium

16.                    The Separate Account - The Funds;  The Policy -
                       Allocation of Premiums

17. Summary; Policy Benefits and Rights - Account Value and Amount Payable on Surrender of the Policy, Cancellation and Examine Rights

ITEM NO. OF
FORM N-8B-2            CAPTION IN PROSPECTUS
-----------            --------------------

18.                    The Separate Account - Funds; Deduction and Charges;
                       Federal Tax Considerations



19.                    Other Matters - Statement to Policy Owners

20.                    Not applicable

21.                    Policy Benefits and Rights - Policy Loans

22.                    Not applicable

23.                    Safekeeping of Separate Account Assets

24.                    Other Matters - Assignment

25.                    The Company

26.                    Not applicable

27.                    The Company

28.                    The Company

29.                    The Company

30.                    Not applicable

31.                    Not applicable

32.                    Not applicable

33.                    Not applicable

34.                    Not applicable

35.                    Distribution of Policies

36.                    Not required by Form S-6

37.                    Not applicable

38.                    Distribution of the Policies

ITEM NO. OF
FORM N-8B-2            CAPTION IN PROSPECTUS
-----------            --------------------
39.                    The Company;  Distribution of the Policies

40.                    Not applicable

41.                    The Company;  Distribution of the Policies

42.                    Not applicable

43.                    Not applicable

44.                    The Policy - Allocation of Premiums

45.                    Not applicable

46.                    Policy Benefits and Rights - Account Value


47.                    The Separate Account - Funds


48.                    Cover Page;  The Company

49.                    Not applicable

50.                    The Separate Account - General

51. Summary; The Company; The Policy; Policy Benefits and Rights; Other Matters - Beneficiary


52.                    The Separate Account - Funds, The Separate Account -
                       Investment Adviser


53.                    Federal Tax Considerations

54.                    Not applicable

55.                    Not applicable

56.                    Not required by Form S-6

57.                    Not required by Form S-6

58.                    Not required by Form S-6

59.                    Not required by Form S-6

                                     PART I

                          PUTNAM CAPITAL MANAGER LIFE
                     MODIFIED SINGLE PREMIUM VARIABLE LIFE
                              INSURANCE POLICIES
                        HARTFORD LIFE INSURANCE COMPANY
                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999
[LOGO]                     TELEPHONE 1-800-231-5453

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This Prospectus describes Series II of Putnam Capital Manager Life, a modified single premium variable life insurance policy ("Policy" or "Policies") offered by Hartford Life Insurance Company ("Hartford") to applicants age 90 and under. The Policy lets the Policy Owner pay a single premium and, subject to restrictions, additional premiums.

The Policy is a modified endowment contract for federal income tax purposes, except in certain cases described under "Federal Tax Considerations," page 23. A LOAN, DISTRIBUTION OR OTHER AMOUNT RECEIVED FROM A MODIFIED ENDOWMENT CONTRACT DURING THE LIFE OF THE INSURED WILL BE TAXED TO THE EXTENT OF ANY ACCUMULATED INCOME IN THE POLICY. ANY SURRENDER AMOUNTS THAT ARE TAXABLE WILL BE SUBJECT TO A 10% ADDITIONAL TAX, WITH CERTAIN EXCEPTIONS.


Generally, the minimum initial premium Hartford will accept is $10,000. The initial premium will be allocated to the PCM Money Market Fund Sub-Account. After the right to cancel period has expired, the amounts allocated will be transferred to the Funds specified in the Policy Owner's application. The underlying investment options ("Funds") of Putnam Variable Trust currently available under the Policy are: Putnam VT Asia Pacific Growth Fund, Putnam VT Diversified Income Fund (Bond Fund), Putnam VT Global Asset Allocation Fund, Putnam VT Global Growth Fund, Putnam VT High Yield Fund, Putnam VT International Growth Fund, Putnam VT International Growth and Income Fund, Putnam VT International New Opportunities Fund (International Fund), Putnam VT Money Market Fund, Putnam VT New Opportunities Fund (Capital Appreciation Fund), Putnam VT New Value Fund, Putnam VT U.S. Government and High Quality Bond Fund, Putnam VT Utilities Growth and Income Fund, Putnam VT Vista Fund (Capital Appreciation Fund), Putnam VT Voyager Fund (Capital Appreciation Fund).


There is no guaranteed minimum Account Value for a Policy. The Account Value of a Policy will vary up or down to reflect the investment experience of the Funds to which premiums have been allocated. The Policy Owner bears the investment risk for all amounts allocated to the Funds. The Policy continues in effect as long as the Cash Surrender Value is sufficient to pay the monthly charges under the Policy ("Deduction Amount"). The Policy may terminate if the Cash Surrender Value is insufficient to cover a Deduction Amount and, after expiration of a specified period, no additional premium payments are received by Hartford.

The Policies provide for a Face Amount, which is the minimum death benefit under a Policy. The Death Benefit may be greater than the Face Amount. The Account Value will, and under certain circumstances the Death Benefit of the Policy may, increase or decrease based on the investment experience of the Funds to which premiums have been allocated. However, while the Policy is in force, the Death Benefit will never be less than the Face Amount. At the death of the Insured, Hartford will pay the Death Proceeds to the beneficiary. The Death Proceeds equal the Death Benefit less any Indebtedness under the Policy.

--------------------------------------------------------------------------------

IT MAY NOT BE ADVANTAGEOUS TO PURCHASE VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE OR IF YOU ALREADY OWN A VARIABLE LIFE INSURANCE POLICY.
--------------------------------------------------------------------------------

THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE APPLICABLE ELIGIBLE FUNDS WHICH CONTAIN A FULL DESCRIPTION OF THOSE FUNDS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

THE PRODUCTS DESCRIBED HEREIN ARE NOT DEPOSITS OF, OR GUARANTEED BY ANY BANK, NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.
--------------------------------------------------------------------------------

THE DATE OF THIS PROSPECTUS IS FEBRUARY   , 1998.

2                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS


                                                                         PAGE
                                                                         ----
 SPECIAL TERMS.........................................................    4
 SUMMARY...............................................................    6
 THE COMPANY...........................................................    8
 THE SEPARATE ACCOUNT..................................................    8
   General.............................................................    8
   Funds...............................................................    8
   Investment Adviser..................................................   10
 THE POLICY............................................................   10
   Application for a Policy............................................   10
   Premiums............................................................   10
   Allocation of Premiums..............................................   11
   Accumulation Unit Values............................................   11
 DEDUCTIONS AND CHARGES................................................   11
   Chart of Deductions and Charges.....................................   12
   Cost of Insurance Charge............................................   12
   Administrative Charge...............................................   13
   Annual Maintenance Fee..............................................   13
   Surrender Charge....................................................   13
   Policy Owner Options................................................   13
     Option 1..........................................................   13
     Option 2..........................................................   14
   Other Deductions or Charges.........................................   14
 POLICY BENEFITS AND RIGHTS............................................   14
   Death Benefit.......................................................   14
   Account Value.......................................................   15
   Transfer of Account Value...........................................   15
   Policy Loans........................................................   15
   Amount Payable on Surrender of the Policy...........................   16
   Partial Surrenders..................................................   16
   Benefits at Maturity................................................   16
   Lapse and Reinstatement.............................................   17
   Cancellation and Exchange Rights....................................   17
   Suspension of Valuation, Payments and Transfers.....................   17
 LAST SURVIVOR POLICIES................................................   17
 OTHER MATTERS.........................................................   17
   Voting Rights.......................................................   17
   Statements to Policy Owners.........................................   18
   Limit on Right to Contest...........................................   18
   Misstatement as to Age and Sex......................................   18
   Payment Options.....................................................   18
   Beneficiary.........................................................   20
   Assignment..........................................................   20
   Dividends...........................................................   20
 EXECUTIVE OFFICERS AND DIRECTORS......................................   20
 DISTRIBUTION OF THE POLICIES..........................................   23
 SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS..........................   23
 FEDERAL TAX CONSIDERATIONS............................................   23
   General.............................................................   23
   Taxation of Hartford and the Separate Account.......................   24
   Income Taxation of Policy Benefits..................................   24
   Last Survivor Policies..............................................   24
   Modified Endowment Contracts........................................   24
   Estate and Generation Skipping Taxes................................   24

HARTFORD LIFE INSURANCE COMPANY                                                3
--------------------------------------------------------------------------------

                                                                         PAGE
                                                                         ----
   Diversification Requirements........................................   25
   Ownership of the Assets in the Separate Account.....................   25
   Life Insurance Purchased for Use in Split Dollar Arrangements.......   26
   Federal Income Tax Withholding......................................   26
   Non-Individual Ownership of Policies................................   26
   Other...............................................................   26
   Life Insurance Purchases by Nonresident Aliens and Foreign
    Corporations.......................................................   26
 LEGAL PROCEEDINGS.....................................................   26
 LEGAL MATTERS.........................................................   26
 EXPERTS...............................................................   26
 REGISTRATION STATEMENT................................................   26
 APPENDIX A--SPECIAL INFORMATION FOR POLICIES PURCHASED IN NEW YORK....   27
 APPENDIX B--ILLUSTRATION OF BENEFITS..................................   29

 THE POLICIES AND/OR POLICY OWNER OPTION 2 MAY NOT BE AVAILABLE IN ALL STATES.

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON.

4                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                 SPECIAL TERMS

As used in this Prospectus, the following terms have the indicated meanings:

ACCOUNT VALUE: The current value of the Sub-Accounts plus the value of the Loan Account under the Policy.

ACCUMULATION UNIT: An accounting unit of measure used to calculate the value of a Sub-Account.

ANNUAL WITHDRAWAL AMOUNT: The amount of a surrender or partial surrender that is not subject to the Surrender Charge. This amount in any Policy Year is the greater of 10% of premiums or 100% of cumulative earnings (Account Value less premiums paid).

ANNUITY UNIT: An accounting unit of measure used to calculate the amount of annuity payments.

ATTAINED AGE: The Issue Age plus the number of fully completed Policy Years.

CASH SURRENDER VALUE: The Cash Value less all Indebtedness.

CASH VALUE: The Account Value less any Surrender Charge and any Unamortized Tax charge due upon surrender.

CODE: The Internal Revenue Code of 1986, as amended.

COVERAGE AMOUNT: The Death Benefit less the Account Value.

DEATH BENEFIT: The greater of (1) the Face Amount specified in the Policy or (2) the Account Value on the date of death multiplied by a stated percentage as specified in the Policy.

DEATH PROCEEDS: The amount that Hartford will pay on the death of the Insured. This equals the Death Benefit less any Indebtedness.

DEDUCTION AMOUNT: A deduction on the Policy Date and on each Monthly Activity Date for the cost of insurance, Tax Expense charges under Option 1, an administrative charge and a mortality and expense risk charge.

FACE AMOUNT: On the Policy Date, the Face Amount is the amount shown on the Policy's Specifications page. Thereafter, the Face Amount is reduced in proportion to any partial surrenders.


FUNDS: The registered management investment companies in which assets of the Separate Account may be invested.


GUIDELINE SINGLE PREMIUM: The "Guideline Single Premium" as defined in Section 7702 of the Code.

HOME OFFICE: Currently located at 200 Hopmeadow Street, Simsbury, Connecticut; however, the mailing address is P.O. Box 2999, Hartford, Connecticut 06104-2999.

INDEBTEDNESS: All monies owed to Hartford by the Policy Owner, including all outstanding loans on the Policy, any interest due or accrued and any unpaid Deduction Amount or annual maintenance fee arising during a grace period.

INSURED: The person on whose life the Policy is issued.

ISSUE AGE: As of the Policy Date, the Insured's age on Insured's last birthday.

LOAN ACCOUNT: An account in Hartford's General Account, established for any amounts transferred from the Sub-Accounts for requested loans. The Loan Account credits a fixed rate of interest that is not based on the investment experience of the Separate Account.

MONTHLY ACTIVITY DATE: The day of each month on which any deductions or charges are subtracted from the Account Value of the Policy. Monthly Activity Dates occur on the same day of the month as the Policy Date.

POLICY ANNIVERSARY: The anniversary of the Policy Date.

POLICY DATE: The date from which Policy Anniversaries and Policy Years are measured.

POLICY LOAN RATE: The interest rate charged on Policy loans.

POLICY OWNER: The owner of the Policy

POLICY OWNER OPTIONS: The Policy Owner may elect one of two options offered by Hartford to pay Mortality and Expense Risk charges and certain tax related charges. The Policy Owner must elect the option at the time the Policy is issued and the option cannot be changed once the Policy is issued. The following options are available:

    OPTION 1: ASSET BASED CHARGES: Under this option the Policy Owner elects to pay a Mortality and Expense Risk charge that is deducted monthly from Account Value at an annual rate of .90% in Policy Years 1 through 10 and at an annual rate of .50% in Policy Years 11 and beyond; a Tax Expense charge that is also deducted monthly at an annual rate of .40% for the first 10 Policy Years and an Unamortized Tax charge that is imposed during the first 9 Policy Years on surrenders or partial surrenders according to the rate set forth in "Deductions and Charges -- Policy Owner Options -- Unamortized Tax Charge" page 14. See "Deductions and Charges -- Policy Owner Options" page 13.

    OPTION 2: FRONTED CHARGES: Under this option the Policy Owner elects to pay a Mortality and Expense Risk charge that is deducted monthly from Account Value at an annual rate of .65% in Policy Years 1 through 10 and an annual rate of .50% in Policy Years 11 and beyond and a Tax Expense charge that is deducted from any Premium payment in all Policy Years at an annual rate of 4.0%. This option is not available in all states. See "Deductions and Charges -- Policy Owner Options" page 13.

HARTFORD LIFE INSURANCE COMPANY                                                5
--------------------------------------------------------------------------------

POLICY YEAR: The twelve months between Policy Anniversaries.

SEPARATE ACCOUNT: Separate Account Five, an account established by Hartford to separate the assets funding the Policies from other assets of Hartford.

SUB-ACCOUNT: The subdivisions of the Separate Account.

SURRENDER CHARGE: A charge which may be assessed upon surrender of the Policy or partial surrenders in excess of the Annual Withdrawal Amount.

VALUATION DAY: The date on which the Sub-Account is valued. The Valuation Day is every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined at the close of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

6                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                    SUMMARY
                                  THE POLICIES

    The Policies are life insurance policies with death benefits, cash values, and other traditional life insurance features. The Policies are "variable." Unlike the fixed benefits of ordinary whole life insurance, the Account Value will, and the Death Benefit may, increase or decrease based on the investment experience of the Funds to which premium payments have been allocated. The Policies are credited with units ("Accumulation Units") to calculate Account Values. The Policy Owner may transfer the Account Values among the Funds.

    The Policies can be issued on a single life or "last survivor" basis. For a discussion of how last survivor Policies operate differently from single life Policies, see "Last Survivor Policies," page 17.

                       THE SEPARATE ACCOUNT AND THE FUNDS

    Separate Account Five ("Separate Account") funds the variable life insurance Policies offered by this Prospectus. Hartford established the Separate Account pursuant to Connecticut insurance law and organized as a unit investment trust registered under the Investment Company Act of 1940. The Policies currently offer 16 sub-accounts ("Sub-Accounts"), each investing exclusively in a Fund. The investment objectives of the Funds are as set forth in "The Separate Account," page 8. Applicants should read the Funds' prospectus accompanying this Prospectus in connection with the purchase of a Policy.

    The following table shows annual Fund operating expenses for 1996:

                         ANNUAL FUND OPERATING EXPENSES
                        (as a percentage of net assets)

                                                                                           MANAGEMENT         OTHER
                                                                                              FEES          EXPENSES
                                                                                          (ABSENT ANY      (ABSENT ANY
                                                                                              FEE            EXPENSE
                                                                                            WAIVERS)     REIMBURSEMENTS)
                                                                                         --------------  ---------------
Putnam VT Asia Pacific Growth Fund.....................................................         0.80%           0.43%
Putnam VT Diversified Income Fund......................................................         0.70%           0.13%
Putnam VT Global Asset Allocation Fund.................................................         0.68%           0.15%
Putnam VT Global Growth Fund...........................................................         0.60%           0.16%
Putnam VT Growth and Income Fund.......................................................         0.49%           0.05%
Putnam VT High Yield Fund..............................................................         0.68%           0.08%
Putnam VT International Growth Fund....................................................         0.80%           0.18%
Putnam VT International Growth and Income Fund.........................................         0.80%           0.17%
Putnam VT International New Opportunities Fund.........................................         1.20%           0.19%
Putnam VT Money Market Fund (2)........................................................         0.45%           0.10%
Putnam VT New Opportunities Fund.......................................................         0.63%           0.09%
Putnam VT New Value Fund...............................................................         0.70%           0.13%
Putnam VT U.S. Government and High Quality Bond Fund...................................         0.62%           0.07%
Putnam VT Utilities Growth and Income Fund (3).........................................         0.69%           0.09%
Putnam VT Vista Fund...................................................................         0.65%           0.16%
Putnam VT Voyager Fund.................................................................         0.57%           0.06%


                                                                                          TOTAL FUND
                                                                                          OPERATING
                                                                                         EXPENSES (1)
                                                                                         ------------
Putnam VT Asia Pacific Growth Fund.....................................................        1.23%
Putnam VT Diversified Income Fund......................................................        0.83%
Putnam VT Global Asset Allocation Fund.................................................        0.83%
Putnam VT Global Growth Fund...........................................................        0.76%
Putnam VT Growth and Income Fund.......................................................        0.54%
Putnam VT High Yield Fund..............................................................        0.76%
Putnam VT International Growth Fund....................................................        0.98%
Putnam VT International Growth and Income Fund.........................................        0.97%
Putnam VT International New Opportunities Fund.........................................        1.39%
Putnam VT Money Market Fund (2)........................................................        0.55%
Putnam VT New Opportunities Fund.......................................................        0.72%
Putnam VT New Value Fund...............................................................        0.83%
Putnam VT U.S. Government and High Quality Bond Fund...................................        0.69%
Putnam VT Utilities Growth and Income Fund (3).........................................        0.78%
Putnam VT Vista Fund...................................................................        0.81%
Putnam VT Voyager Fund.................................................................        0.63%

------------------------


(1) Management Fees generally represent the fees paid to the investment adviser or its affiliate for investment and administrative services provided. Other Expenses are expenses (other than Management Fees) which are deducted from the fund including legal, accounting and custodian fees. For a complete description of the nature of the services provided in consideration of the operating expenses deducted, please see the fund prospectuses.


(2) Other expenses for Putnam VT Money Market Fund have been restated to reflect the cost of certain insurance purchased by the Fund. See "Putnam VT Money Market Fund -- Insurance" in the Fund's prospectus. Actual other expenses and Total Fund Operating Expenses were 0.08% and 0.53%, respectively.

(3) On July 11, 1996, shareholders approved an increase in the fees payable to Putnam Investment Management, Inc. ("Putnam Management") under the Management Policy for Putnam VT Utilities Growth and Income Fund. The management fees and total expenses shown in the table have been restated to reflect the increase. Actual management fees and total expenses were 0.64% and 0.73%, respectively.

HARTFORD LIFE INSURANCE COMPANY                                                7
--------------------------------------------------------------------------------


    The investment adviser for all the Funds is Putnam Management. See "The Separate Account," page 8.


                                    PREMIUMS

    The Policy permits the Policy Owner to pay a large single premium and, subject to restrictions, additional premiums. The Policy Owner may choose a minimum initial premium of 80%, 90% or 100% of the Guideline Single Premium (based on the Face Amount). Under current underwriting rules, which are subject to change, applicants between the ages of 35 and 80 may be eligible for simplified underwriting without a medical examination if they meet simplified underwriting standards. For applicants who are below age 35 or above age 80, or who do not meet simplified underwriting eligibility, full underwriting applies, except that substandard underwriting applies in those cases that represent substandard risks according to customary underwriting guidelines.

                             DEDUCTIONS AND CHARGES

    On the Policy Date and on each Monthly Activity Date, Hartford will deduct a Deduction Amount from the Account Value. The Deduction Amount will be made pro rata from each Sub-Account. The Deduction Amount includes a cost of insurance charge, a Tax Expense charge under Option 1, an administrative charge and a mortality and expense risk charge. If the Cash Surrender Value is not sufficient to cover a Deduction Amount due on any Monthly Activity Date the Policy may lapse. See "Deductions and Charges" page 11, and "Policy Benefits and Rights -- Lapse and Reinstatement," page 17.

    If the Account Value on a Policy Anniversary or on any date the Policy is surrendered is less than $50,000, Hartford will deduct an annual maintenance fee of $30. See "Deductions and Charges -- Annual Maintenance Fee," page 13.

    The Policy Owner may pay certain deductions and charges by electing one of two available options at the time the Policy is issued. Once elected, the Policy Owner Options cannot be changed:

    Under Option 1:

    - a Mortality and Expense Risk charge is deducted monthly from Account Value at an annual rate of .90% in Policy Years 1 through 10 and at an annual rate of .50% in Policy Years 11 and beyond.

    - a Tax Expense charge is also deducted monthly at an annual rate of .40% for the first 10 Policy Years.

    - an Unamortized Tax charge is imposed during the first 9 Policy Years on surrenders or partial surrenders according to the rate set forth in "Deductions and Charges -- Policy Owner Options -- Unamortized Tax Charge" page 14.

    Under Option 2: (May not be available in all states)

    - a Mortality and Expense Risk charge is deducted monthly from Account Value at an annual rate of .65% in Policy Years 1 through 10 and an annual rate of .50% in Policy Years 11 and beyond.

    - a Tax Expense charge is deducted from any Premium payment in all Policy Years at an annual rate of 4.0%.

    Hartford may set up a provision for income taxes against the assets of the Separate Account. See "Deductions and Charges -- Taxes Charged Against the Separate Account," page 14, and "Federal Tax Considerations," page 23.

    Applicants should review the Funds' prospectuses accompanying this Prospectus for a description of the charges assessed against the assets of the Funds.

    Upon surrender of the Policy and partial surrenders in excess of the Annual Withdrawal Amount, a Surrender Charge may be assessed. See "Deductions and Charges -- Surrender Charge," page 13.

    For a discussion of the tax consequences of surrender of the Policy or a partial surrender, see "Federal Tax Considerations," page 23.

                                 DEATH BENEFIT

    The Policies provide for a Face Amount which is the minimum Death Benefit under the Policy. The Death Benefit may be greater than the Face Amount. At the death of the Insured, Hartford will pay the Death Proceeds to the beneficiary of the Policy. See "Policy Benefits and Rights -- Death Benefit," page 14.

                                 ACCOUNT VALUE

    The Account Value of the Policy will increase or decrease to reflect the investment experience of the Funds applicable to the Policy and deductions for the monthly Deduction Amount. There is no minimum guaranteed Account Value and the Policy Owner bears the risk of the investment in the Funds. See "Policy Benefits and Rights -- Account Value," page 15.

                                  POLICY LOANS

    A Policy Owner may obtain both types of cash loans from Hartford. Both types of loans are secured by the Policy. At the time a loan is requested, the aggregate amount of all loans (including the currently applied for loan) may not exceed 90% of the Cash Value. See "Policy Benefits and Rights -- Policy Loans," page 15.

8                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                     LAPSE

    A Policy may terminate if the Cash Surrender Value on any Monthly Activity Date is less than the required Deduction Amount. Hartford will give written notice to the Policy Owner and a 61-day grace period during which additional amounts may be paid to continue the Policy. See "Policy Benefits and Rights -- Policy Loans," page 15, and "Lapse and Reinstatement," page 17.

                        CANCELLATION AND EXCHANGE RIGHTS

    A Policy Owner has a limited right to return the Policy for cancellation. If the Policy Owner returns the Policy to Hartford or to the agent who sold the Policy, to be canceled within ten days after delivery of the Policy to the Policy Owner (in certain cases, this free-look period is longer), Hartford will return to the Policy Owner, within seven days thereafter, the greater of the premiums paid for the Policy, less any Indebtedness, or the sum of (1) the Account Value, less any indebtedness on the date the returned Policy is received by Hartford or its agent and (2) any deductions under the Policy or by the Funds for taxes, charges or fees.

    In addition, once the Policy is in effect, it may be exchanged during the first 24 months after its issuance for a permanent life insurance Policy on the life of the Insured without submitting proof of insurability. See "Policy Benefits and Rights -- Cancellation and Exchange Rights," page 17.

                                TAX CONSEQUENCES


    The current federal tax law generally excludes all death benefit payments from the gross income of the Policy beneficiary. The Policies generally will be treated as modified endowment contracts. This status does not affect the Policies' classification as life insurance, nor does it affect the exclusion of death benefit payments from gross income. However, loans, distributions or other amounts received under a modified endowment policy are taxed to the extent of accumulated income in the Policy (generally, the excess of Account Value over premiums paid) and may be subject to a 10% penalty tax. See "Federal Tax Considerations," page 23.


                                  THE COMPANY

    Hartford Life Insurance Company ("Hartford") is a stock life insurance company engaged in the business of writing health and life insurance, both individual and group, in all states of the United States and the District of Columbia. Hartford was originally incorporated under the laws of Massachusetts on June 5, 1902, and was subsequently redomiciled to Connecticut. Its offices are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. Hartford is a subsidiary of Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. Hartford is ultimately controlled by The Hartford Financial Services Group, Inc., a Delaware Corporation.

    Hartford is rated A+ (superior) by A.M. Best and Company, Inc., on the basis of its financial soundness and operating performance. Hartford is rated AA by Standard & Poor's and AA+ by Duff and Phelps on the basis of its claims paying ability. These ratings do not apply to the investment performance of the Sub-Accounts. The ratings apply to Hartford's ability to meet its insurance obligations, including those described in this Prospectus.

                              THE SEPARATE ACCOUNT
                                    GENERAL

    Separate Account Five ("Separate Account") is a separate account of Hartford established on August 17, 1994 pursuant to the insurance laws of the State of Connecticut and it is organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Separate Account meets the definition of "separate account" under federal securities law. Under Connecticut law, the assets of the Separate Account are held exclusively for the benefit of Policy Owners and persons entitled to payments under the Policies. The assets of the Separate Account are not chargeable with liabilities arising out of any other business which Hartford may conduct.

                                     FUNDS

    The underlying investment options for the Policies are shares of Putnam Variable Trust, an open-end series investment company. The assets of each Sub-Account of the Separate Account are invested exclusively in one of the Funds. The underlying Funds corresponding to each Sub-Account and their investment objectives are described below. Hartford reserves the right, subject to compliance with the law, to close funds or offer additional funds with differing investment objectives. There is no assurance that any of the Funds will achieve its stated objectives.

 PUTNAM VT ASIA PACIFIC GROWTH FUND

    Seeks capital appreciation by investing primarily in securities of companies located in Asia and in the Pacific Basin. The fund's investments will normally include common stocks, preferred stocks, securities convertible into common stocks or preferred stocks, and warrants to purchase common stocks or preferred stocks.

 PUTNAM VT DIVERSIFIED INCOME FUND

    Seeks high current income consistent with capital preservation by investing in the following three sectors of the fixed income securities markets: a U.S. Government Sector, a High Yield Sector (which invests primarily in what are commonly known as "junk bonds"), and an International

HARTFORD LIFE INSURANCE COMPANY                                                9
--------------------------------------------------------------------------------

Sector. See the special considerations for investments in high yield securities described in the Fund prospectus.

 PUTNAM VT GLOBAL ASSET ALLOCATION FUND

    Seeks a high level of long-term total return consistent with preservation of capital by investing in U.S. equities, international equities, U.S. fixed income securities, and international fixed income securities.

 PUTNAM VT GLOBAL GROWTH FUND

    Seeks capital appreciation through a globally diversified portfolio of common stocks.

 PUTNAM VT GROWTH AND INCOME FUND

    Seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth, current income, or both.

 PUTNAM VT HIGH YIELD FUND

    Seeks high current income and, when consistent with this objective, a secondary objective of capital growth, by investing primarily in high-yielding, lower-rated fixed income securities, constituting a portfolio which Putnam Management believes does not involve undue risk to income or principal. See the special considerations for investments in high yield securities described in the Fund prospectus.

 PUTNAM VT INTERNATIONAL GROWTH FUND

    Seeks capital appreciation by investing primarily in equity securities of companies located in a country other than the United States.

 PUTNAM VT INTERNATIONAL GROWTH AND INCOME FUND

    Seeks capital growth, and a secondary objective if high current income, by investing primarily in common stocks that offer potential for capital growth and may, when consistent with its investment objectives, invest in common stocks that offer potential for current income. Under normal market conditions, the fund expects to invest substantially all of its assets in securities principally traded on markets outside the United States.

 PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES FUND

    Seeks long term capital appreciation by investing in companies that have above-average growth prospects due to the fundamental growth of their market sector. Under normal market conditions, the fund expects to invest substantially all of its total assets other than cash or short-term investments held pending investment, in common stocks, preferred stocks, convertible preferred stocks, covertible bonds and other equity securities principally traded in securities markets outside the United States.

 PUTNAM VT MONEY MARKET FUND

    Seeks as high a rate of current income as Putnam Management believes is consistent with preservation of capital and maintenance of liquidity by investing in high-quality money market instruments.

 PUTNAM VT NEW OPPORTUNITIES FUND

    Seeks long-term capital appreciation by investing principally in common stocks of companies in sectors of the economy which Putnam Management believes possess above-average long-term growth potential.

 PUTNAM VT NEW VALUE FUND

    Seeks long-term capital appreciation by investing primarily in common stocks that Putnam Management believes are undervalued at the time of purchase and have the potential for long-term capital appreciation.

 PUTNAM VT U.S. GOVERNMENT AND HIGH QUALITY BOND FUND

    Seeks current income consistent with preservation of capital by investing primarily in securities issued or guaranteed as to principal and interest by the U.S. Government or by its agencies or instrumentalities and in other debt obligations rated at least A by a nationally recognized securities rating agency such as Standard & Poor's or Moody's Investor Services, Inc. or, if not rated, determined by Putnam Management to be of comparable quality.

 PUTNAM VT UTILITIES GROWTH AND INCOME FUND

    Seeks capital growth and current income by concentrating its investments in debt and equity securities issued by companies in the public utilities industries.

 PUTNAM VT VISTA FUND

    Seeks capital appreciation by investing in a diversified portfolio of common stocks which Putnam Management believes have the potential for above-average capital appreciation.

 PUTNAM VT VOYAGER FUND

    Seeks capital appreciation by investing primarily in common stocks of companies that Putnam Management believes have potential for capital appreciation that is significantly greater than that of market averages.

    Putnam VT Asia Pacific Growth Fund, Putnam VT Diversified Income Fund, Putnam VT Global Growth Fund, Putnam VT Growth and Income Fund, Putnam VT High Yield Fund, Putnam VT International Growth Fund, Putnam VT International Growth and Income Fund, Putnam VT International New Opportunities Fund, Putnam VT Money Market Fund, Putnam VT New Opportunities Fund, Putnam VT New Value Fund, Putnam VT Utilities Growth and Income Fund, Putnam VT Vista Fund, and Putnam VT Voyager Fund are generally managed in styles similar to other open-end investment companies which are managed by Putnam Management and whose shares are generally offered to the public. These other funds managed by Putnam Management may, however, employ different investment practices and may invest in securities different

10                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

from those in which their counterpart Funds invest, and consequently will not have identical portfolios or experience identical investment results.

    The Funds are available only to serve as the underlying investment for variable annuity and variable life policies. A full description of the Funds, their investment objectives, policies and restrictions, risks, charges and expenses and other aspects of their operation is contained in the accompanying Fund's prospectus, which should be read in conjunction with this Prospectus before investing, and in the Trust Statement of Additional Information which may be ordered without charge from Putnam Investor Services, Inc.

    It is conceivable that in the future it may be disadvantageous for variable annuity separate accounts and variable life insurance separate accounts to invest in the Funds simultaneously. Although Hartford and the Funds do not currently foresee any such disadvantages either to variable annuity contract owners or to variable life insurance policy owners, the Trust's Board of Trustees intends to monitor events in order to identify any material conflicts between such contract owners and policy owners and to determine what action, if any, should be taken in response thereto. If the Fund's Board of Trustees were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable life policy owners and the variable annuity contract holders would not bear any expenses attendant upon establishment of such separate funds.

                               INVESTMENT ADVISER

    Putnam Management, One Post Office Square, Boston, MA 02109, serves as the investment manager for the Funds. An affiliate, Putnam Advisory Company, Inc., manages domestic and foreign institutional accounts and mutual funds. Another affiliate, Putnam Fiduciary Trust Company, provides investment advice to institutional clients under its banking and fiduciary policies. Putnam Management and its affiliates are wholly-owned subsidiaries of Marsh & McLennan Companies, Inc., a publicly owned holding company whose principal businesses are international insurance brokerage and employee benefit consulting.

    Subject to the general oversight of the Trust's Board of Trustees, Putnam Management manages the Funds' portfolios in accordance with their stated investment objectives and policies, makes investment decisions for the Funds, places orders to purchase and sell securities on behalf of the Funds and administers the affairs of the Funds. For its services, the Funds pay Putnam Management a quarterly fee. See the Trust prospectus accompanying this Prospectus for a more complete description of Putnam Management and the respective fees of the Funds.

                                   THE POLICY
                            APPLICATION FOR A POLICY

    Individuals wishing to purchase a Policy must submit an application to Hartford. A Policy will be issued only on the lives of Insureds age 90 and under who supply evidence of insurability satisfactory to Hartford. Acceptance is subject to Hartford's underwriting rules, and Hartford reserves the right to reject an application for any reason. IF AN APPLICATION FOR A POLICY IS REJECTED, THEN YOUR INITIAL PREMIUM WILL BE RETURNED ALONG WITH AN ADDITIONAL AMOUNT FOR INTEREST, BASED ON THE CURRENT RATE BEING CREDITED BY HARTFORD. No change in the terms or conditions of a Policy will be made without the consent of the Policy Owner.

    The Policy will be effective on the Policy Date only after Hartford has received all outstanding delivery requirements and received the initial premium. The Policy Date is the date used to determine all future cyclical transactions on the Policy, e.g., Monthly Activity Date, Policy Months and Policy Years. The Policy Date may be prior to, or the same as, the date the Policy is issued.

    If the Coverage Amount is over then current limits established by Hartford, the initial payment will not be accepted with the application. In other cases where Hartford receives the initial payment with the application, Hartford will provide fixed conditional insurance during underwriting according to the terms of a conditional receipt. The fixed conditional insurance will be the insurance applied for, up to a maximum that varies by age. If no fixed conditional insurance was in effect, on Policy delivery Hartford will require a sufficient payment to place the insurance in force.

                                    PREMIUMS

    The Policy permits the Policy Owner to pay a large single premium and, subject to restrictions, additional premiums. The Policy Owner may choose a minimum initial premium of 80%, 90% or 100% of the Guideline Single Premium (based on the Face Amount). Under current underwriting rules, which are subject to change, applicants between ages 35 and 80 may be eligible for simplified underwriting without a medical examination if they meet simplified underwriting standards as evidenced in their responses in the application. For applicants who are below age 35 or above age 80, or who do not meet simplified underwriting eligibility, full underwriting applies, except that substandard underwriting applies only in those cases that represent substandard risks according to customary underwriting guidelines.

    Additional premiums are allowed if they do not cause the Policy to fail to meet the definition of a life insurance

HARTFORD LIFE INSURANCE COMPANY                                               11
--------------------------------------------------------------------------------

Policy under Section 7702 of the Code. The amount and frequency of additional premium payments will affect the Cash Value and the amount and duration of insurance. Hartford may require evidence of insurability for any additional premiums which increase the Coverage Amount. Generally, the minimum initial premium Hartford will accept is $10,000. Hartford may accept less than $10,000 under certain circumstances. Premium which does not meet the tax qualification guidelines for life insurance under the Code will not be applied to the Policy.

                             ALLOCATION OF PREMIUMS

    Within three business days of receipt of a completed application and the initial premium at Hartford's Home Office, Hartford will allocate the entire premium to the PCM Money Market Fund Sub-Account. After the expiration of the right to cancel period, the Account Value in the PCM Money Market Fund Sub-Account will be allocated among the Funds, in whole percentages, to purchase Accumulation Units in the applicable Sub-Accounts as the Policy Owner directs in the application. Premiums received on or after the expiration of the right to cancel period will be allocated among the Sub-Accounts to purchase Accumulation Units in such Sub-Accounts as directed by the Policy Owner or, in the absence of directions, as specified in the original application. The number of Accumulation Units in each Sub-Account to be credited to a Policy (including the initial allocation to the PCM Money Market Fund Sub-Account) is determined first by multiplying the premium by the percentage to be allocated to each Fund to determine the portion to be invested in the Sub-Account. Each portion to be invested in each Sub-Account is then divided by the Accumulation Unit Value of that particular Sub-Account next computed after receipt of the premium payment.

                            ACCUMULATION UNIT VALUES

    The Accumulation Unit Value for each Sub-Account will vary to reflect the investment experience of the applicable Fund and will be determined on each Valuation Day by multiplying the Accumulation Unit Value of the particular Sub-Account on the preceding Valuation Day by a "Net Investment Factor" for that Sub-Account for the Valuation Period then ended. The Net Investment Factor for each Sub-Account is the net asset value per share of the corresponding Fund at the end of the Valuation Period (plus the per share dividends or capital gains by that Fund if the ex-dividend date occurs in the Valuation Period then ended) divided by the net asset value per share of the corresponding Fund at the beginning of the Valuation Period. Refer to the Funds' prospectuses accompanying this Prospectus for a description of how the assets of each Fund are valued, since such determination has a direct bearing on the Accumulation Unit Value of the Sub-Account and therefore the Account Value of a Policy. See also, "Policy Benefits and Rights -- Account Value," page 15.

    All valuations in connection with a Policy, e.g., with respect to determining Account Value and Cash Surrender Value and in connection with Policy Loans, or calculation of Death Benefits, or with respect to determining the number of Accumulation Units to be credited to a Policy with each premium, other than the initial premium, will be made on the date the request or payment is received by Hartford at its Home Office if such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.

                             DEDUCTIONS AND CHARGES

    The deduction or charges associated with this Policy are subtracted, depending on the type of deduction or charge, from Premium payments as they are made, upon surrender or partial surrender of the Policy, on the Policy Anniversary Date or on a monthly pro rated basis from each Sub-Account ("Deduction Amount").

    Deductions are taken from Premium payments before allocations to the Sub-Accounts are made. Monthly Deduction Amounts are subtracted on the Policy Date and on each Monthly Activity Date after the Policy Date to cover charges and expenses incurred in connection with a Policy. Each Deduction Amount will be subtracted pro rata from each Sub-Account such that the proportion of Account Value of the Policy attributable to each Sub-Account remains the same before and after the deduction. The Deduction Amount will vary from month to month. If the Cash Surrender Value is not sufficient to cover a Deduction Amount due on any Monthly Activity Date, the Policy may lapse. See "Policy Benefits and Rights -- Lapse and Reinstatement," page 17.

    The Policy Owner may elect one of two options offered by Hartford to pay the Mortality and Expense Risk charge, the Tax Expense charge and any Unamortized Tax charge. Once selected, the option may not be changed. Option 2 may not be available in all states.

12                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

    The following chart illustrates the charges and deductions associated with this Policy. For a more detailed discussion see the descriptions below:

  DEDUCTION OR CHARGE        DEDUCTED FROM ALL POLICIES            WHEN DEDUCTION IS MADE                 AMOUNT DEDUCTED
 ----------------------  ----------------------------------  ----------------------------------  ----------------------------------
 Cost of Insurance       Yes                                 Monthly                             Individualized depending on age,
                                                                                                 sex and other factors

 Administrative Charge   Yes                                 Monthly                             .25% of amounts allocated to the
                                                                                                 Separate Account

 Annual Maintenance Fee  Only Policies with an Account       On the Policy Anniversary Date or   $30.00
                         Value of less than $50,000 on the   upon surrender of the Policy
                         Policy Anniversary Date or date of
                         surrender

 Surrender Charge        Yes                                 Upon surrender or partial           A percentage of the amount
                                                             surrender of the Policy             surrendered, depending on the
                                                                                                 Policy Year, which is attributable
                                                                                                 to premiums paid

 Tax Expense Charge      Yes                                 Under Option 1: Monthly             Under Option 1: .40% of Account
                                                             Under Option 2: Receipt of premium  Value for Policy Years 1-10
                                                             payment                             Under Option 2: 4% of each premium
                                                                                                 payment in all Policy Years

 Mortality and Expense   Yes                                 Monthly                             Under Option 1:
 Risk Charge                                                                                     .90% of Account Value in Policy
                                                                                                 Years 1-10 and .50% for Policy
                                                                                                 Years 11 and beyond.
                                                                                                 Under Option 2:
                                                                                                 .65% of Account Value in Policy
                                                                                                 Years 1-10 and .50% for Policy
                                                                                                 years 11 and beyond

 Unamortized Tax Charge  No, only under Option 1             Upon surrender or partial           A percentage of the Account Value
                                                             surrender of the Policy             depending on the Policy Year the
                                                                                                 surrender takes place.

                            COST OF INSURANCE CHARGE


    The cost of insurance charge covers Hartford's anticipated mortality costs for standard and substandard risks. Current cost of insurance rates are lower after the tenth Policy Year and are based on whether 100%, 90% or 80% of the Guideline Single Premium has been paid at issue. The current cost of insurance charge will not exceed the guaranteed cost of insurance charge. This charge is a guaranteed maximum monthly rate multiplied by the Coverage Amount on the Policy Date or any Monthly Activity Date. For Policies eligible for simplified underwriting, standard risks have a guaranteed cost of insurance of 125% of the 1980 Commissioners Standard Ordinary Smoker/Non-Smoker Mortality Table through age 90, grading down to 100% of the 1980 Commissioners Standard Ordinary Smoker/Non-Smoker Mortality Table at age 100 (age last birthday). For Policies not eligible for simplified underwriting, standard risks have a guaranteed cost of insurance of 100% of the 1980 Commissioners Standard Ordinary Smoker/Non-Smoker Mortality Table. (Unisex rates may be required in some states.) A table of guaranteed cost of insurance rates per $1,000 will be included in each Policy; however, Hartford reserves the right to use rates less than those shown in the Table. Substandard risks and Policies issued employing simplified underwriting procedures will be charged at a higher cost of insurance rate that will not exceed rates based on a multiple of the 1980 Commissioners Standard Ordinary Smoker/Non-Smoker Mortality Table (age last birthday). The multiple will be based on the Insured's substandard rating.


    The Coverage Amount is first set on the Policy Date and then on each Monthly Activity Date. On such days, it is the Face Amount less the Account Value subject to a Minimum Coverage Amount. The Coverage Amount remains level between the Monthly Activity Dates. The Coverage Amount may be adjusted to continue to qualify the Policies as life insurance Policies under the current federal tax law. Under that law, the Minimum Coverage Amount is a stated percentage of the Account Value of the Policy determined

HARTFORD LIFE INSURANCE COMPANY                                               13
--------------------------------------------------------------------------------

on each Monthly Activity Date. The percentages vary according to the attained age of the Insured.

    EXAMPLE:

Face Amount = $100,000
Account Value on the Monthly Activity Date = $70,000
Insured's attained age = 60
Minimum Coverage Amount percentage for age 60 = 30%

    On the Monthly Activity Date, the Coverage Amount is $30,000. This is calculated by subtracting the Account Value on the Monthly Activity Date ($70,000) from the Face Amount ($100,000), subject to a possible Minimum Coverage Amount adjustment. This Minimum Coverage Amount is determined by taking a percentage of the Account Value on the Monthly Activity Date. In this case, the Minimum Coverage Amount is $21,000 (30% of $70,000). Since $21,000 is less than the Face Amount less the Account Value ($30,000), no adjustment is necessary. Therefore, the Coverage Amount will be $30,000.

    Assume that the Account Value in the above example was $90,000. The Minimum Coverage Amount would be $27,000 (30% of $90,000). Since this is greater than the Face Amount less the Account Value ($10,000), the Coverage Amount for the Policy Month is $27,000. (For an explanation of the Death Benefit, see "Policy Benefits and Rights -- Death Benefit," page 14.)

    Because the Account Value and, as a result, the Coverage Amount under a Policy may vary from month to month, the cost of insurance charge may also vary on each Monthly Activity Date.

                             ADMINISTRATIVE CHARGE

    Hartford will deduct monthly from the Account Value attributable to the Separate Account an administrative charge equal to an annual rate of 0.25%. This charge compensates Hartford for administrative expenses incurred in the administration of the Separate Account and the Policies.

                             ANNUAL MAINTENANCE FEE

    If the Account Value on a Policy Anniversary or on the date the Policy is surrendered is less than $50,000, Hartford will deduct on such date an annual maintenance fee of $30. This fee will help reimburse Hartford for administrative and maintenance costs of the Policies. The sum of the monthly administrative charges and the annual maintenance fee will not exceed the cost Hartford incurs in providing administrative services under the Policies.

                                SURRENDER CHARGE

    Upon surrender of the Policy or partial surrenders in excess of the Annual Withdrawal Amount, a Surrender Charge may be assessed. In Policy Years 1 through 3, this charge is 7.5% of surrendered Account Value attributable to premiums paid. In Policy Years 4 through 5, this charge is 6%. In Policy Years 6 through 7, this charge is 4%. In Policy Years 8 through 9, this charge is 2%. After the ninth Policy Year, there is no charge.

    In determining the Surrender Charge and any Unamortized Tax charge discussed below, any surrender or partial surrender during the first ten Policy Years will be deemed first from premiums paid and then from earnings. If an amount equal to all premiums paid has been withdrawn, no charge will be assessed on a surrender of the remaining Account Value.

    The Surrender Charge is imposed to cover a portion of the sales expense incurred by Hartford in distributing the Policies. This expense includes agents commissions, advertising and the printing of prospectuses. See "Policy Benefits and Rights -- Amount Payable on Surrender of the Policy," page 16.

                              POLICY OWNER OPTIONS

    In addition to the deductions and charges described above, the Policy Owner, at the time the Policy is issued, will elect one of two options described below to pay charges relating to certain taxes and mortality and expense risk charges. The option selected by the Policy Owner may affect Policy Value.

    OPTION 1: ASSET-BASED CHARGES: Under this payment option, the Policy Owner will pay:

    MORTALITY AND EXPENSE RISK CHARGE: Hartford will deduct monthly from the Account Value attributable to the Separate Account for Policy Years 1 through 10 a charge equal to an annual rate of 0.90% for the mortality risks and expense risks Hartford assumes in relation to the variable portion of the Policies. In Policy Years 11 and beyond, the charge drops to an annual rate of 0.50% for the mortality risks and expense risks Hartford assumes in relation to the variable portion of the Policies. The mortality risk assumed is that the cost of insurance charges specified in the Policy will be insufficient to meet claims. Hartford also assumes a risk that the Face Amount (the minimum Death Benefit) will exceed the Coverage Amount on the date of death plus the Account Value on the date Hartford receives written notice of death. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set in the Policy. Hartford may profit from the mortality and expense risk charge and may use any profits for any proper purpose, including any difference between the cost it incurs in distributing the Policies and the proceeds of the Surrender Charge. The mortality and expense risk charge is deducted while the Policy is in force, including the duration of a payment option.

14                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

    TAX EXPENSE CHARGE: Hartford will deduct monthly from the Account Value a charge equal to an annual rate of 0.40% for the first ten Policy Years. This charge compensates Hartford for premium taxes imposed by various states and local jurisdictions and for the cost of the capitalization of certain policy acquisition expenses under Section 848 of the Code. The charge includes a premium tax deduction of 0.25% and Section 848 costs of 0.15%. The 0.25% premium tax deduction over ten Policy Years approximates Hartford's average expenses for state and local premium taxes (2.5%). Premium taxes vary, ranging from zero to more than 4.0%. The premium tax deduction is made whether or not any premium tax applies. The deduction may be higher or lower than the premium tax imposed. However, Hartford does not expect to make a profit from this deduction. The 0.15% charge helps reimburse Hartford for approximate expenses incurred under
Section 848 of the Code.

    UNAMORTIZED TAX CHARGE: Under this option, during the first nine Policy Years, an Unamortized Tax charge will be imposed on surrender or partial surrenders. The Unamortized Tax charge is shown below, as a percentage of Account Value, at the end of each Policy Year:

          POLICY
           YEAR       RATE
          ------      -----
          1           2.25%
          2           2.00%
          3           1.75%
          4           1.50%
          5           1.25%
          6           1.00%
          7           0.75%
          8           0.50%
          9           0.25%
          10+         0.00%

    After the ninth Policy Year, no Unamortized Tax charge will be imposed.

    OPTION 2: FRONTED CHARGES: Under this option, the Policy Owner will pay:

    MORTALITY AND EXPENSE RISK CHARGE: In Policy Years 1 through 10, Hartford will deduct monthly from the Account Value attributable to the Separate Account a charge equal to an annual rate of 0.65% for the mortality risks and expense risks Hartford assumes in relation to the variable portion of the Policies. In Policy Years 11 and beyond, the charge drops to an annual rate of 0.50%. The mortality risk assumed is that the cost of insurance charges specified in the Policy will be insufficient to meet claims. Hartford also assumes a risk that the Face Amount (the minimum Death Benefit) will exceed the Coverage Amount on the date of death plus the Account Value on the date Hartford receives written notice of death. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set in the Policy. Hartford may profit from the mortality and expense risk charge and may use any profits for any proper purpose, including any difference between the cost it incurs in distributing the Policies and the proceeds of the Surrender Charge. The mortality and expense risk charge is deducted while the Policy is in force, including the duration of a payment option.

    TAX EXPENSE CHARGE: Hartford will deduct from Premium payments a tax expense charge equal to an annual rate of 4.0% for all Policy Years. This charge compensates Hartford for premium taxes imposed by various states and local jurisdictions and for the cost of capitalization of certain policy acquisition expenses under Section 848 of the Code. The charge includes a premium tax deduction of 2.5% and a Section 848 cost of 1.5%. The premium tax deduction approximates Hartford's average expenses for state and local premium taxes. Premium taxes vary, ranging from zero to more than 4.0%. The premium tax deduction is made whether or not any premium tax applies. The deduction may be higher or lower than the premium tax imposed. However, Hartford does not expect to make a profit from this deduction. The 0.15% charge helps reimburse Hartford for approximate expenses incurred under Section 848 of the Code.

    This Option may not be available in all states.

                          OTHER DEDUCTIONS OR CHARGES

CHARGES AGAINST THE FUNDS

    The Separate Account purchases shares of the Funds at net asset value. The net asset value of the Fund shares reflects investment advisory fees and administrative expenses already deducted from the assets of the Funds. These charges are described in the Funds' prospectuses accompanying this Prospectus.

TAXES CHARGED AGAINST THE SEPARATE ACCOUNT

    Currently, no charge is made to the Separate Account for federal income taxes that may be attributable to the Separate Account. Hartford may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Separate Account may also be made.

                           POLICY BENEFITS AND RIGHTS
                                 DEATH BENEFIT

    While in force, the Policy provides for the payment of the Death Proceeds to the named beneficiary when the Insured under the Policy dies. The Death Proceeds payable to the beneficiary equal the Death Benefit less any loans outstanding. The Death Benefit equals the greater of (1) the Face Amount or (2) the Account Value multiplied by a specified percentage. The percentages vary according to the attained age of the Insured and are specified in the

HARTFORD LIFE INSURANCE COMPANY                                               15
--------------------------------------------------------------------------------

Policy. Therefore, an increase in Account Value may increase the Death Benefit. However, because the Death Benefit will never be less than the Face Amount, a decrease in Account Value may decrease the Death Benefit, but never below the Face Amount.

    EXAMPLES:

                                             A           B
                                         ----------  ----------
Face Amount............................  $  100,000  $  100,000
Insured's Age..........................          40          40
Account Value on Date of Death.........  $   46,500  $   34,000
Specified Percentage...................        250%        250%

    In Example A, the Death Benefit equals $116,250, i.e., the greater of $100,000 (the Face Amount) or $116,250 (the Account Value at the Date of Death of $46,500, multiplied by the specified percentage of 250%). This amount, less any outstanding loans, constitutes the Death Proceeds which Hartford would pay to the beneficiary.

    In Example B, the death benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $85,000 (the Account Value of $34,000, multiplied by the specified percentage of 250%).

    All or part of the Death Proceeds may be paid in cash or applied under a "Payment Option." See "Other Matters -- Payment Options," page 18.

                                 ACCOUNT VALUE

    The Account Value of a Policy will be computed on each Valuation Day. The Account Value will vary to reflect the investment experience of the Funds, the value of the Loan Account and the monthly Deduction Amounts. There is no minimum guaranteed Account Value.

    The Account Value of a particular Policy is related to the net asset value of the Funds to which premiums on the Policy have been allocated. The Account Value on any Valuation Day is calculated by multiplying the number of Accumulation Units credited to the Policy in each Sub-Account as of the Valuation Day by the Accumulation Unit Value of that Sub-Account, and then summing the result for all the Sub-Accounts credited to the Policy and the value of the Loan Account. See "The Policy -- Accumulation Unit Values," page 11.

                           TRANSFER OF ACCOUNT VALUE


    While the Policy remains in force and subject to Hartford's transfer rules then in effect, the Policy Owner may request that part or all of the Account Value of a particular Sub-Account be transferred to other Sub-Accounts. Hartford reserves the right to restrict the number of such transfers to no more than 12 per Policy Year, with no two transfers being made on consecutive Valuation Days. However, there are no restrictions on the number of transfers at the present time. Transfers may be made by written request or by calling toll free 1-800-231-5453. Transfers by telephone may be made by the agent of record or by the attorney-in-fact pursuant to a power of attorney. Telephone transfers may not be permitted in some states. The policy of Hartford and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. Hartford will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, Hartford may be liable for any losses due to unauthorized or fraudulent instructions. The procedures Hartford follows for transactions initiated by telephone include requirements that callers provide certain information for identification purposes. All transfer instructions by telephone are tape recorded. Hartford will send the Policy Owner a confirmation of the transfer within 5 days from the date of any instruction. IT IS THE RESPONSIBILITY OF THE POLICY OWNER TO VERIFY THE ACCURACY OF ALL CONFIRMATIONS OF TRANSFERS AND TO PROMPTLY ADVISE HARTFORD OF ANY INACCURACIES WITHIN A REASONABLE TIME.


    Hartford may modify the right to reallocate Account Value among the Sub-Accounts if Hartford determines, in its sole discretion, that the exercise of that right by one or more Policy Owners is, or would be, to the disadvantage of other Policy Owners. Any modification could be applied to transfers to or from some or all of the Sub-Accounts and could include, but not be limited to, the requirement of a minimum period between each transfer, not accepting transfer requests of an agent acting under the power of attorney on behalf of more than one Policy Owner, or limiting the dollar amount that may be transferred among the Sub-Accounts at one time. These restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right that Hartford considers to be disadvantageous to other Policy Owners.

    As a result of a transfer, the number of Accumulation Units credited to the Sub-Account from which the transfer is made will be reduced by the number obtained by dividing the amount transferred by the Accumulation Unit Value of that Sub-Account on the Valuation Day Hartford receives the transfer request. The number of Accumulation Units credited to the Sub-Account to which the transfer is made will be increased by the number obtained by dividing the amount transferred by the Accumulation Unit Value of that Sub-Account on the Valuation Day Hartford receives the transfer request.

                                  POLICY LOANS

    While the Policy is in effect, a Policy Owner may obtain, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), one or both of two types of cash loans from Hartford. Both types of loans are secured by the Policy. The aggregate loans (including the

16                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

currently applied for loan) may not exceed at the time a loan is requested 90% of the Cash Value.


    The loan amount will be transferred pro rata from each Sub-Account attributable to the Policy (unless the Policy Owner specifies otherwise) to the Loan Account. The amounts allocated to the Loan Account will earn interest at a rate of 4% per annum (6% for "Preferred Loans"). The amount of the Loan Account that equals the difference between the Cash Value and the total of all premiums paid under the Policy is considered a "Preferred Loan." For exchanges which take place according to Code Section 1035(a) that have an outstanding loan at the time of transfer, the difference between the Account Value and the total of all premiums paid under the Policy is considered a Preferred Loan. The loan interest rate that Hartford will charge on all loans is 6% per annum. The difference between the value of the Loan Account and the Indebtedness will be transferred on a pro-rata basis from the Sub-Accounts to the Loan Account on each Monthly Activity Date. The proceeds of a loan will be delivered to the Policy Owner within seven business days of Hartford's receipt of the loan request.


    If the aggregate outstanding loan(s) secured by the Policy exceeds the Account Value of the Policy less any Surrender Charges and due and unpaid Deduction Amount, Hartford will give written notice to the Policy Owner that, unless Hartford receives an additional payment within 61 days to reduce the aggregate outstanding loan(s) secured by the Policy, the Policy may lapse.

    All or any part of any loan secured by a Policy may be repaid while the Policy is still in effect. When loan repayments or interest payments are made, they will be allocated among the Sub-Account(s) in the same percentage as premiums are allocated (unless the Policy Owner requests a different allocation) and an amount equal to the payment will be deducted from the Loan Account. Any outstanding loan at the end of a grace period must be repaid before the Policy will be reinstated. See "Policy Benefits and Rights -- Lapse and Reinstatement," page 17.

    A loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Sub-Accounts earn more than the annual interest rate for amounts held in the Loan Account, a Policy Owner's Account Value will not increase as rapidly as it would have had no loan been made. If the Sub-Accounts earn less than the annual interest rate for amounts held in the Loan Account, the Policy Owner's Account Value will be greater than it would have been had no loan been made. Also, if not repaid, the aggregate outstanding loan(s) will reduce the Death Proceeds and Cash Surrender Value otherwise payable.

                   AMOUNT PAYABLE ON SURRENDER OF THE POLICY

    While the Policy is in force, a Policy Owner may elect, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), to fully surrender the Policy. Upon surrender, the Policy Owner will receive the Cash Surrender Value determined as of the day Hartford receives the Policy Owner's written request or the date requested by the Policy Owner whichever is later. The Cash Surrender Value equals the Account Value less any Surrender Charges and any Unamortized Tax charge and all Indebtedness. Hartford will pay the Cash Surrender Value of the Policy within seven days of receipt by Hartford of the written request, or on the effective surrender date requested by the Policy Owner, whichever is later. The Policy will terminate on the date of receipt of the written request or the date the Policy Owner requests the surrender to be effective, whichever is later. For a discussion of the tax consequences of surrendering the Policy, see "Federal Tax Considerations," page 23.

    If the Policy Owner chooses to apply the surrender proceeds to a payment option (see "Other Matters -- Payment Options," page 18), the Surrender Charge will not be imposed to the surrender proceeds applied to the option. In other words, the surrender proceeds will equal the Cash Surrender Value without reduction for the Surrender Charge. However, any Unamortized Tax charge, if applicable, will be deducted from the surrender proceeds to be applied. In addition, amounts withdrawn from payment Option 1, Option 5 or Option 6 will be subject to any applicable Surrender Charge.

                               PARTIAL SURRENDERS

    While the Policy is in force, a Policy Owner may elect, by written request, to make partial surrenders from the Cash Surrender Value. The Cash Surrender Value, after partial surrender, must at least equal Hartford's minimum amount rules then in effect; otherwise, the request will be treated as a request for full surrender. The partial surrender will be deducted pro rata from each Sub-Account, unless the Policy Owner instructs otherwise. The Face Amount will be reduced proportionate to the reduction in the Account Value due to the partial surrender. Partial surrenders in excess of the Annual Withdrawal Amount will be subject to the Surrender Charge and any Unamortized Tax charges. See "Deductions and Charges -- Surrender Charge -- Unamortized Tax Charge," page 14. For a discussion of the tax consequences of partial surrenders, see "Federal Tax Considerations," page 23.

                              BENEFITS AT MATURITY

    If the Insured is living on the "Maturity Date" (the anniversary of the Policy Date on which the Insured is age 100), on surrender of the Policy to Hartford, Hartford will pay to the Policy Owner the Cash Surrender Value. In such

HARTFORD LIFE INSURANCE COMPANY                                               17
--------------------------------------------------------------------------------

case, the Policy will terminate and Hartford will have no further obligations under the Policy. (The Maturity Date may be extended by rider where approved, but see "Federal Tax Considerations -- Income Taxation of Policy Benefits," page 24.)
                            LAPSE AND REINSTATEMENT

    The Policy will remain in force until the Cash Surrender Value is insufficient to cover a Deduction Amount due on a Monthly Activity Date. Hartford will notify the Policy Owner of the deficiency in writing and will provide a 61 day grace period to pay an amount sufficient to cover the Deduction Amount(s) due. The notice will indicate the amount that must be paid.

    The Policy will continue through the Grace Period, but if no payment is forthcoming it will terminate at the end of the grace period. If the person insured under the Policy dies during the Grace Period, the Death Proceeds payable under the Policy will be reduced by the Deduction Amount(s) due and unpaid. See "Policy Benefits and Rights -- Death Benefit," page 14.

    If the Policy lapses, the Policy Owner may apply for reinstatement of the Policy by payment of the reinstatement premium and any applicable charges. A request for reinstatement may be made within five years of lapse. If a loan was outstanding at the time of lapse, Hartford will require repayment of the loan before permitting reinstatement. In addition, Hartford reserves the right to require evidence of insurability satisfactory to Hartford.

                        CANCELLATION AND EXCHANGE RIGHTS

    An Policy Owner has a limited right to return a Policy for cancellation. If the Policy is returned, by mail or personal delivery to Hartford or to the agent who sold the Policy, to be cancelled within ten days after delivery of the Policy to the Policy Owner (a longer free-look period is provided in certain cases), Hartford will return to the Policy Owner within seven days the greater of premiums paid for the Policy less Indebtedness or the sum of (1) the Account Value on the date the returned Policy is received by Hartford or its agent less Indebtedness and (2) any deductions under the Policy or by the Funds for taxes, charges or fees.

    Once the Policy is in force, it may be exchanged during the first 24 months after its issuance, for a non-variable flexible premium adjustable life insurance Policy offered by Hartford (or an affiliated company) on the life of the Insured. No evidence of insurability will be required. The new Policy will have, at the election of the Policy Owner, either the same Coverage Amount under the exchanged Policy on the date of exchange or the same Death Benefit. The effective date, issue date and issue age will be the same as existed under the exchanged Policy. If a Policy loan was outstanding, the entire loan must be repaid. There may be a cash adjustment required on the exchange.

                            SUSPENSION OF VALUATION,
                             PAYMENTS AND TRANSFERS

    Hartford will suspend all procedures requiring valuation (including transfers, surrenders and loans) on any day a national stock exchange is closed or trading is restricted due to an existing emergency as defined by the Securities and Exchange Commission, or on any day the Securities and Exchange Commission has ordered that the right of surrender of the Policies be suspended for the protection of Policy Owners, until such condition has ended.

                             LAST SURVIVOR POLICIES

    The Policies are offered on both a single life and a "last survivor" basis. Policies sold on a last survivor basis operate in a manner almost identical to the single life version. The most important difference is that the last survivor version involves two Insureds and the Death Proceeds are paid on the death of the last surviving Insured. The other significant differences between the last survivor and single life versions are listed below.

1. The cost of insurance charges under the last survivor Policies are determined in a manner that reflects the anticipated mortality of the two Insureds and the fact that the Death Benefit is not payable until the death of the second Insured. See the last survivor illustrations in "Appendix B," page 29.

2. To qualify for simplified underwriting under a last survivor Policy, both Insureds must meet the simplified underwriting standards.

3. For a last survivor Policy to be reinstated, both Insureds must be alive on the date of reinstatement.

4. The Policy provisions regarding misstatement of age or sex, suicide and incontestability apply to either Insured.

5. Additional tax disclosures applicable to last survivor Policies are provided in "Federal Tax Considerations," page 23.

                                 OTHER MATTERS
                                 VOTING RIGHTS

    In accordance with its interpretation of presently applicable law, Hartford will vote the shares of the Funds at regular and special meetings of the shareholders of the Funds in accordance with instructions from Policy Owners (or the assignee of the Policy, as the case may be) having a voting interest in the Separate Account. The number of shares held in the Separate Account which are attributable

18                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

to each Policy Owner is determined by dividing the Policy Owner's interest in each Sub-Account by the net asset value of the applicable shares of the Funds. Hartford will vote shares for which no instructions have been given and shares which are not attributable to Policy Owners (i.e., shares owned by Hartford) in the same proportion as it votes shares for which it has received instructions. However, if the Investment Company Act of 1940 or any rule promulgated thereunder should be amended, or if Hartford's present interpretation should change and, as a result, Hartford determines it is permitted to vote the shares of the Funds in its own right, it may elect to do so.

    The voting interests of the Policy Owner (or the assignee) in the Funds will be determined as follows: Policy Owners may cast one vote for each full or fractional Accumulation Unit owned under the Policy and allocated to a Sub-Account the assets of which are invested in the particular Fund on the record date for the shareholder meeting for that Fund. If, however, a Policy Owner has taken a loan secured by the Policy, amounts transferred from the Sub-Account(s) to the Loan Account in connection with the loan (see "Policy Benefits and Rights -- Policy Loans," page 15) will not be considered in determining the voting interests of the Policy Owner. Policy Owners should review the Funds prospectus accompanying this Prospectus to determine matters on which shareholders may vote.

    Hartford may, when required by state insurance regulatory authorities, disregard Policy Owners' voting instructions if such instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Funds or to approve or disapprove an investment advisory Policy for the Funds.

    In addition, Hartford itself may disregard Policy Owners' voting instructions in favor of changes initiated by a Policy Owner in the investment policy or the investment adviser of the Funds if Hartford reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. If Hartford does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Policy Owners.

                          STATEMENTS TO POLICY OWNERS

    Hartford will maintain all records relating to the Separate Account and the Sub-Accounts. At least once each Policy Year, Hartford will send to Policy Owners a statement showing the Coverage Amount and the Account Value of the Policy (indicating the number of Accumulation Units credited to the Policy in each Sub-Account and the corresponding Accumulation Unit Value) and any outstanding loan secured by the Policy as of the date of the statement. The statement will also show premium paid, and Deduction Amounts under the Policy since the last statement, and any other information required by any applicable law or regulation.

                           LIMIT ON RIGHT TO CONTEST

    Hartford may not contest the validity of the Policy after it has been in force during the Insured's lifetime for two years from the Issue Date. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. Any increase in the Coverage Amount as a result of a premium payment is contestable for two years from its effective date. In addition, if the Insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to the Account Value less any Indebtedness.

                         MISSTATEMENT AS TO AGE AND SEX

    If the age or sex of the Insured is incorrectly stated, the Death Benefit will be appropriately adjusted as specified in the Policy.

                                PAYMENT OPTIONS

    The surrender proceeds or Death Proceeds under the Policies may be paid in a lump sum or may be applied to one of Hartford's payment options. The minimum amount that may be applied under a payment option is $5,000, unless Hartford consents to a lesser amount. UNDER PAYMENT OPTIONS 2, 3 AND 4, NO SURRENDER OR PARTIAL SURRENDERS ARE PERMITTED AFTER PAYMENTS COMMENCE. FULL SURRENDER OR PARTIAL SURRENDERS MAY BE MADE FROM PAYMENT OPTION 1 OR 6, BUT THEY ARE SUBJECT TO THE SURRENDER CHARGE, IF APPLICABLE. ONLY A FULL SURRENDER IS ALLOWED FROM PAYMENT OPTION 5. A SURRENDER FROM PAYMENT OPTION 5 WILL ALSO BE SUBJECT TO THE SURRENDER CHARGE, IF APPLICABLE.

    Hartford will pay interest of at least 3 1/2% per year on the Death Proceeds from the date of the Insured's death to the date payment is made or a payment option is elected. At such times, the proceeds are not subject to the investment experience of the Separate Account.

    The following options are available under the Policies (Hartford may offer other payment options):

OPTION 1 -- Interest Income

    This option offers payments of interest, at the rate Hartford declares, on the amount applied under this option. The interest rate will never be less than 3 1/2% per year.

OPTION 2 -- Life Annuity

    A life annuity is an annuity payable during the lifetime of the payee and terminating with the last payment preceding the death of the payee. This option offers the largest payment amount of any of the life annuity options,

HARTFORD LIFE INSURANCE COMPANY                                               19
--------------------------------------------------------------------------------

since there is no guarantee of a minimum number of payments nor a provision for a death benefit payable to a beneficiary.

    It would be possible under this option for a payee to receive only one annuity payment if he died prior to the due date of the second annuity payment, two annuity payments if he died before the date of the third annuity payment, etc.

OPTION 3 -- Life Annuity with 120, 180 or 240 Monthly Payments Certain

    This annuity option is an annuity payable monthly during the lifetime of the payee with the provision that payments will be made for a minimum of 120, 180 or 240 months, as elected. If, at the death of the payee, payments have been made for less than the minimum elected number of months, then the present value (as of the date of the payee's death) of any remaining guaranteed payments will be paid in one sum to the beneficiary or beneficiaries designated, unless other provisions have been made and approved by Hartford.

OPTION 4 -- Joint and Last Survivor Annuity

    An annuity payable monthly during the joint lifetime of the payee and a designated second person, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the death of the survivor. Based on the options currently offered by Hartford, the payee may elect that the payment to the survivor be less than the payment made during the joint lifetime of the payee and a designated second person.

    It would be possible under this option for a payee and designated second person to receive only one payment in the event of the common or simultaneous death of the parties prior to the due date for the second payment and so on.

OPTION 5 -- Payments for a Designated Period

    An amount payable monthly for the number of years selected which may be from five to 30 years. Under this option, you may, at any time, request a full surrender and receive, within seven days, the termination value of the Policy as determined by Hartford.

    In the event of the payee's death prior to the end of the designated period, the present value (as of the date of the payee's death) of any remaining guaranteed payments will be paid in one sum to the beneficiary or beneficiaries designated unless other provisions have been made and approved by Hartford.

    Option 5 is an option that does not involve life contingencies.

OPTION 6 -- Death Proceeds Remaining with Hartford

    Proceeds from the Death Benefit left with Hartford. These proceeds will remain in the Sub-Accounts to which they were allocated at the time of death unless the beneficiary elects to reallocate them. Full or partial surrenders may be made at any time.

    VARIABLE AND FIXED ANNUITY PAYMENTS: When an Annuity is effected, unless otherwise specified, the surrender proceeds or Death Proceeds held in the Sub-Accounts will be applied to provide a variable annuity based on the pro rata amount in the various Sub-Accounts. Fixed annuities options are also available. YOU SHOULD CONSIDER WHETHER THE ALLOCATION OF PROCEEDS AMONG SUB-ACCOUNTS OF THE SEPARATE ACCOUNT FOR YOUR ANNUITY PAYMENTS ARE BASED ON THE INVESTMENT ALTERNATIVE BEST SUITED TO YOUR RETIREMENT NEEDS.

    VARIABLE ANNUITY: The Policy contains tables indicating the minimum dollar amount of the first monthly payment under the optional variable forms of annuity for each $1,000 of value of a Sub-Account. The first monthly payment varies according to the form and type of variable payment annuity selected. The Policy contains variable payment annuity tables derived from the 1983a Individual Annuity Mortality Table, with ages set back one year and with an assumed investment rate ("A.I.R.") of 5% per annum. The total first monthly variable annuity payment is determined by multiplying the proceeds value (expressed in thousands of dollars) of a Sub-Account by the amount of the first monthly payment per $1,000 of value obtained from the tables in the Policy.

    The amount of the first monthly variable annuity payment is divided by the value of an annuity unit (an accounting unit of measure used to calculate the value of annuity payments) for the appropriate Sub-Account no earlier than the close of business on the fifth Valuation Day preceding the day on which the payment is due in order to determine the number of annuity units represented by the first payment. This number of annuity units remains fixed during the annuity payment period, and in each subsequent month the dollar amount of the variable annuity payment is determined by multiplying this fixed number of annuity units by the current annuity unit value.

    LEVEL VARIABLE ANNUITY PAYMENTS WOULD BE PRODUCED IF THE INVESTMENT RATE REMAINED CONSTANT AND EQUAL TO THE A.I.R. IN FACT, PAYMENTS WILL VARY UP OR DOWN AS THE INVESTMENT RATE VARIES UP OR DOWN RELATIVE TO THE A.I.R.

    FIXED ANNUITY: Fixed annuity payments are determined by multiplying the amount applied to the annuity by a rate (to be determined by Hartford) which is no less than the rate specified in the fixed payment annuity tables in the

20                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Policy. The annuity payment will remain level for the duration of the annuity.

    Hartford will make any other arrangements for income payments as may be agreed on.

                                  BENEFICIARY
    The applicant names the beneficiary in the application for the Policy. The Policy Owner may change the beneficiary (unless irrevocably named) during the Insured's lifetime by written request to Hartford. If no beneficiary is living when the Insured dies, the Death Proceeds will be paid to the Policy Owner if living; otherwise to the Policy Owner's estate.

                                   ASSIGNMENT
    The Policy may be assigned as collateral for a loan or other obligation. Hartford is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.

                                   DIVIDENDS

    No dividends will be paid under the Policies.

                        EXECUTIVE OFFICERS AND DIRECTORS

                                         POSITION WITH HARTFORD;             OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME, AGE                        YEAR OF ELECTION                      FOR PAST FIVE YEARS; OTHER DIRECTORSHIPS
--------------------------------  -------------------------------------  ----------------------------------------------------------
Wendell J. Bossen, 63             Vice President, 1992**                 Vice President (1992-Present), Hartford Life and Accident
                                                                           Insurance Company; President (1992-Present),
                                                                           International Corporate Marketing Group, Inc.; Executive
                                                                           Vice President (1984-1992), Mutual Benefit.
Gregory A. Boyko, 45              Senior Vice President,                 Vice President and Controller (1995-1997), Hartford;
                                  Chief Financial Officer &                Senior Vice President, Chief Financial Officer &
                                  Treasurer, 1997                          Treasurer (1997-Present); Vice President & Controller
                                  Director, 1997                           (1995-1997), Hartford Life and Accident Insurance
                                                                           Company; Senior Vice President, Chief Financial Officer
                                                                           & Treasurer (1997-Present), Hartford Life, Inc.; Chief
                                                                           Financial Officer (1994-1995), IMG American Life; Senior
                                                                           Vice President (1992-1994), Connecticut Mutual Life
                                                                           Insurance Company.
Peter W. Cummins, 60              Senior Vice President, 1997            Vice President (1989-1997); Director of Broker Dealer
                                                                           Sales--ILAD (1989-1992), Hartford; Senior Vice President
                                                                           (1997-Present) Vice President (1989-1997); Director of
                                                                           Broker Dealer Sales--ILAD (1989-1991); Hartford Life and
                                                                           Accident Insurance Company.
Ann M. de Raismes, 46             Senior Vice President, 1997            Vice President (1994-1997); Assistant Vice President
                                  Director of Human Resources,             (1992-1994); Hartford; Senior Vice President
                                  1991                                     (1997-Present); Director of Human Resources
                                                                           (1991-Present); Vice President (1994-1997); Assistant
                                                                           Vice President (1992-1994); Hartford Life and Accident
                                                                           Insurance Company; Vice President, Human Resources
                                                                           (1997-Present), Hartford Life, Inc.
Timothy M. Fitch, 44              Vice President, 1995                   Assistant Vice President (1992-1995), Hartford; Vice
                                  Actuary, 1994                            President (1995-Present); Actuary (1994-Present);
                                                                           Assistant Vice President (1992-1995), Hartford Life and
                                                                           Accident Insurance Company.
Bruce D. Gardner, 46              Vice President, 1995                   Director (1994-1997); General Counsel & Corporate
                                                                           Secretary (1991-1995), Hartford; Vice President
                                                                           (1995-1997); Director (1995-1997); General Counsel &
                                                                           Corporate Secretary (1991-1995), Hartford Life and
                                                                           Accident Insurance Company.

HARTFORD LIFE INSURANCE COMPANY                                               21
--------------------------------------------------------------------------------

                                         POSITION WITH HARTFORD;             OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME, AGE                        YEAR OF ELECTION                      FOR PAST FIVE YEARS; OTHER DIRECTORSHIPS
--------------------------------  -------------------------------------  ----------------------------------------------------------
J. Richard Garrett, 52            Vice President, 1993                   Treasurer (1986-1997), Hartford; Vice President
                                  Assistant Treasurer, 1997                (1993-Present); Assistant Treasurer (1997-Present);
                                                                           Treasurer (1983-1997); Hartford Life and Accident
                                                                           Insurance Company; Treasurer (1977), The Hartford
                                                                           Financial Services Group.
John P. Ginnetti, 51              Executive Vice President and           Senior Vice President -- Individual Life and Annuity
                                  Director, Asset Management               Division (1988-1994), Hartford; Director (1988-Present);
                                  Services, 1994                           Director (1988-Present); Executive Vice President &
                                  Director, 1988                           Director, Asset Management Services (1994-Present);
                                                                           Senior Vice President -- Individual Life and Annuity
                                                                           Division (1988-1994), Hartford Life and Accident
                                                                           Insurance Company; Executive Vice President, Asset
                                                                           Management, Hartford Life, Inc. (1997-Present).
Lynda Godkin, 43                  Senior Vice President, 1997            Associate General Counsel (1995-1996); Assistant General
                                  General Counsel, 1996                    Counsel and Secretary (1994-1995); Counsel (1990-1994),
                                  Corporate Secretary, 1995                Hartford; Director (1997-Present); Senior Vice President
                                  Director, 1997                           (1997-Present); General Counsel (1996-Present);
                                                                           Corporate Secretary (1995-Present); Associate General
                                                                           Counsel (1995-1996); Assistant General Counsel and
                                                                           Secretary (1994-1995); Counsel (1990-1994), Hartford
                                                                           Life and Accident Company; Vice President and General
                                                                           Counsel (1997-Present), Hartford Life, Inc.
Christopher Graham, 46            Vice President, 1997
Lois W. Grady, 52                 Vice President, 1993                   Assistant Vice President (1987-1993), Hartford; Vice
                                                                           President (1993-1997); Assistant Vice President
                                                                           (1987-1993), Hartford Life and Accident Insurance
                                                                           Company.
Stephen T. Joyce, 38              Vice President, 1997                   Assistant Vice President (1994-1997), Hartford; Assistant
                                                                           Vice President (1994-1997), Hartford Life and Accident
                                                                           Insurance Company.
Robert A. Kerzner, 45             Vice President, 1995                   Regional Vice President (1991-1994), Hartford; Vice
                                                                           President (1994-1997), Hartford Life and Accident
                                                                           Insurance Company.
Steven M. Maher, 42               Vice President, 1992                   Assistant Vice President (1987-1992), Hartford; Vice
                                  Actuary, 1987                            President (1993-Present); Actuary (1987-Present);
                                                                           Assistant Vice President (1987-1993), Hartford Life and
                                                                           Accident Insurance Company.
William B. Malchodi, Jr., 50      Vice President, 1994                   Director of Taxes (1992-1997), Hartford Life and Accident
                                  Director of Taxes, 1991                  Insurance Company.
Thomas M. Marra, 39               Executive Vice President (1995)        Senior Vice President (1994-1995); Vice President
                                  Director, Individual Life                (1989-1994); Actuary (1987-1995), Hartford; Senior Vice
                                  and Annuity Division, 1994               President (1994-1996); Director, Individual Life and
                                  Director, 1994*                          Annuity Division (1994-Present); Actuary (1987-1997),
                                                                           Hartford Life and Accident Insurance Company; Executive
                                                                           Vice President, Individual Life and Annuities
                                                                           (1997-Present), Hartford Life, Inc.
Robert F. Nolan, 42               Senior Vice President, 1997            Vice President (1995-1997); Assistant Vice President
                                                                           (1992-1995), Hartford; Vice President (1995-1997);
                                                                           Assistant Vice President (1992-1995), Hartford Life and
                                                                           Accident Insurance Company; Vice President, Corporate
                                                                           Relations (1997-Present), Hartford Life, Inc.; Manager,
                                                                           Public Relations (1986), Aetna Life and Casualty
                                                                           Insurance Company.
Joseph J. Noto, 45                Vice President, 1989                   Executive Vice President & Chief Operating Officer
                                                                           (1997-Present); Director (1994-Present); President
                                                                           (1994-1997), American Maturity Life Insurance Company;
                                                                           Vice President (1989-1997), Hartford Life and Accident
                                                                           Insurance Company.

22                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                         POSITION WITH HARTFORD;             OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME, AGE                        YEAR OF ELECTION                      FOR PAST FIVE YEARS; OTHER DIRECTORSHIPS
--------------------------------  -------------------------------------  ----------------------------------------------------------
C. Michael O'Halloran, 50         Vice President, 1994                   Senior Associate General Counsel (1988-1997), Hartford;
                                                                           Vice President (1994-Present); Senior Associate General
                                                                           Counsel (1988-1997), Hartford Life and Accident
                                                                           Insurance Company; Corporate Secretary (1997-Present),
                                                                           Hartford Life, Inc.; Vice President (1994-Present);
                                                                           Senior Associate General Counsel (1988-Present);
                                                                           Director of Corporate Law (1994-Present), The Hartford
                                                                           Financial Services Group.
Craig R. Raymond, 36              Senior Vice President, 1997            Chief Actuary, 1994Vice President (1993-1997); Assistant
                                                                           Vice President (1992-1993); Actuary (1990-1994),
                                                                           Hartford; Senior Vice President (1997-Present); Chief
                                                                           Actuary (1995-Present); Vice President (1993-1997);
                                                                           Actuary (1990-1995), Hartford Life and Accident
                                                                           Insurance Company; Vice President and Chief Actuary
                                                                           (1997-Present), Hartford Life, Inc.
Donald A. Salama, 49              Vice President, 1997                   Vice President (1997-Present), Hartford Life and Accident
                                                                           Insurance Company.
Timothy P. Schiltz, 36            Vice President, 1997                   Assistant Vice President (1994-1997), Hartford; Vice
                                                                           President (1997-Present); Assistant Vice President
                                                                           (1994-1997), Hartford Life and Accident Insurance
                                                                           Company; Consulting Actuary (1992-1993), Milliman &
                                                                           Robertson, Inc.; Consulting Actuary (1988-1992), Chalke
                                                                           Incorporated.
Lowndes A. Smith, 58              President, 1989                        Chief Operating Officer (1989-1997), Hartford; Director
                                  Chief Executive Officer, 1997            (1981-Present); President (1989-Present); Chief
                                  Director, 1981*                          Executive Officer (1997-Present); Chief Operating
                                                                           Officer (1989-1997), Hartford Life and Accident
                                                                           Insurance Company; Chief Executive Officer and President
                                                                           and Director (1997-Present), Hartford Life, Inc.
Edward A. Sweeney, 40             Vice President, 1993                   Chicago Regional Manager (1985-1993), Hartford; Vice
                                                                           President (1993-Present), Hartford Life and Accident
                                                                           Insurance Company.
Raymond P. Welnicki, 48           Senior Vice President & Director,      Vice President (1993-1994), Hartford; Director
                                  Employee Benefit Division, 1994          (1994-Present); Senior Vice President (1995-Present);
                                  Director, 1994*                          Director, Employee Benefit Division (1997-Present); Vice
                                                                           President (1993-1995), Hartford Life and Accident
                                                                           Insurance Company; Senior Vice President, Employee
                                                                           Benefits (1997-Present), Hartford Life, Inc.; Board of
                                                                           Directors, Ethix Corp.
Walter C. Welsh, 50               Senior Vice President, 1997            Vice President (1995-1997); Assistant Vice President
                                                                           (1992-1995), Hartford; Senior Vice President
                                                                           (1997-Present); Vice President (1995-1997); Assistant
                                                                           Vice President (1992-1995), Hartford Life and Accident
                                                                           Insurance Company; Vice President, Government Affairs
                                                                           (1997-Present), Hartford Life, Inc.
Lizabeth H. Zlatkus, 38           Senior Vice President, 1997 Director,  Vice President (1994-1997); Assistant Vice President
                                  1994*                                    (1992-1994), Hartford; Director (1994-Present); Senior
                                                                           Vice President (1997-Present); Vice President
                                                                           (1994-1997); Assistant Vice President (1992-1994),
                                                                           Hartford Life and Accident Insurance Company; Vice
                                                                           President, Group Life and Disability (1997-Present),
                                                                           Hartford Life, Inc.

HARTFORD LIFE INSURANCE COMPANY                                               23
--------------------------------------------------------------------------------

                                         POSITION WITH HARTFORD;             OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME, AGE                        YEAR OF ELECTION                      FOR PAST FIVE YEARS; OTHER DIRECTORSHIPS
--------------------------------  -------------------------------------  ----------------------------------------------------------
David Znamierowski, 37            Senior Vice President, 1997 Director,  Vice President (1997), Hartford; Senior Vice President
                                  Risk Management                          (1997-Present), Hartford Life and Accident Insurance
                                  Strategy, 1996                           Company; Vice President, Investment Strategy
                                                                           (1997-Present), Hartford Life, Inc.; Vice President,
                                                                           Investment Strategy & Policy, Aetna Life and Casualty.

------------------------

 * Denotes date of election to Board of Directors.

** The Hartford Financial Services Group, Inc.

    Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

                          DISTRIBUTION OF THE POLICIES
    Hartford intends to sell the Policies in all jurisdictions where it is licensed to do business. The Policies will be sold by life insurance sales representatives who represent Hartford and who are registered representatives of Hartford Equity Sales Company, Inc. ("HESCO") or certain other independent registered broker-dealers. Any sales representative or employee will have been qualified to sell variable life insurance Policies under applicable federal and state laws. Each broker-dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc.
    Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. Both HESCO and HSD are wholly-owned subsidiaries of Hartford. The principal business address of HESCO and HSD is the same as that of Hartford.

    The maximum sales commission payable to Hartford agents, independent registered insurance brokers and other registered broker-dealers is 7.0% of initial and subsequent premiums. From time to time, Hartford may pay or permit other promotional incentives, in cash or credit or other compensation.

    Hartford may provide information on various topics to Policy Owners and prospective Policy Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and variable annuities and other investment alternatives, including comparisons between the Policies and the characteristics of and market for such alternatives.

                          SAFEKEEPING OF THE SEPARATE
                                ACCOUNT'S ASSETS

    The assets of the Separate Account are held by Hartford. The assets of the Separate Account are kept physically segregated and held separate and apart from the General Account of Hartford. Hartford maintains records of all purchases and redemptions of shares of the Fund. Additional protection for the assets of the Separate Account is afforded by Hartford's blanket fidelity bond issued by Aetna Casualty and Surety Company, in the aggregate of $50 million, covering all of the officers and employees of Hartford.

                           FEDERAL TAX CONSIDERATIONS
                                    GENERAL

    SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE POLICY OWNER INVOLVED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, EMPLOYER OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A POLICY DESCRIBED HEREIN.

    It should be understood that any detailed description of the federal income tax consequences regarding the purchase of the Policies cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. This discussion of federal tax considerations is based upon Hartford 's understanding of existing federal income tax laws as they are currently interpreted.

24                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                            TAXATION OF HARTFORD AND
                              THE SEPARATE ACCOUNT
    The Separate Account is taxed as a part of Hartford which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Funds) are reinvested and are taken into account in determining the value of the Accumulation Units (see "Policy Benefits and Rights -- Account Value," page 15). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policy.

    Hartford does not expect to incur any federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon this expectation, no charge is currently being made to the Separate Account for federal income taxes. If Hartford incurs income taxes attributable to the Separate Account or determines that such taxes will be incurred, it may assess a charge for such taxes against the Separate Account.

                       INCOME TAXATION OF POLICY BENEFITS

    For federal income tax purposes, the Policies should be treated as life insurance Policies under Section 7702 of the Code. The death benefit under a life insurance policy is generally excluded from the gross income of the beneficiary. Also, a life insurance Policy Owner is generally not taxed on increments in the policy value until the Policy is partially or completely surrendered. Section 7702 limits the amount of premiums that may be invested in a Policy that is treated as life insurance. Hartford intends to monitor premium levels to assure compliance with the Section 7702 requirements.

    During the first 15 Policy Years, an "income first" rule generally applies to distributions of cash required to be made under Code Section 7702 because of a reduction in benefits under the Policy.

    The Maturity Date Extension Rider allows a Policy Owner to extend the Maturity Date to the date of the Insured's death. If the Maturity Date of the Policy is extended by rider, Hartford believes that the Policy will continue to be treated as a life insurance Policy for federal income tax purposes after the scheduled Maturity Date. However, due to the lack of specific guidance on this issue, the result is not certain. If the Policy is not treated as a life insurance Policy for federal income tax purposes after the scheduled Maturity Date, among other things, the Death Proceeds may be taxable to the recipient. The Policy Owner should consult a qualified tax adviser regarding the possible adverse tax consequences resulting from an extension of the scheduled Maturity Date.

                             LAST SURVIVOR POLICIES

    Although Hartford believes that the last survivor Policies are in compliance with Section 7702 of the Code, the manner in which Section 7702 should be applied to certain features of a joint survivorship life insurance Policy is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether a last survivor Policy will meet the Section 7702 definition of a life insurance Policy.


                          MODIFIED ENDOWMENT CONTRACTS



    A life insurance policy is treated as a "modified endowment contract" under
Section 7702A of the Code if it meets the definition of life insurance in
Section 7702 but fails the "seven-pay" test of Section 7702A. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules provided in Section 7702A(c). The large single premium permitted under the Policy does not meet the specified computational rules for the "seven-pay test" under Section 7702A(c). Therefore, the Policy will generally be treated as a modified endowment contract for federal income tax purposes. However, an exchange under Section 1035 of the Code of a life insurance Policy issued before June 21, 1988 will not cause the new Policy to be treated as a modified endowment contract if no additional premiums are paid.



    A Policy that is classified as a modified endowment contract is generally eligible for the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income and increments in value are not subject to current taxation. However, loans, distributions or other amounts received from a modified endowment contract during the life of the Insured will be taxed to the extent of any accumulated income in the Policy (generally, the excess of account value over premiums paid). Any liquidations that are taxable will be subject to a 10% additional tax, with certain exceptions.



    All modified endowment contracts that are issued within any calendar year to the same Policy Owner by one company or its affiliates shall be treated as one modified endowment contract in determining the taxable portion of any loan or distributions.


                      ESTATE AND GENERATION SKIPPING TAXES

    When the Insured dies, the Death Proceeds will generally be includible in the Policy Owner's estate for purposes of federal estate tax if the last surviving Insured owned the Policy. If the Policy Owner was not the last surviving Insured,

HARTFORD LIFE INSURANCE COMPANY                                               25
--------------------------------------------------------------------------------

the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. Nothing would be includible in the last surviving Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

    Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $600,000 will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate and gift tax purposes. The unlimited marital deduction permits the deferral of taxes until the death of the surviving spouse (when the Death Proceeds would be available to pay taxes due and other expenses incurred).
    If the Policy Owner (whether or not he or she is an Insured) transfers ownership of the Policy to someone two or more generations younger, the transfer may be subject to the generation-skipping transfer tax, the taxable amount being the value of the Policy. The generation-skipping transfer tax provisions generally apply to transfers which would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping transfer exemption of $1 million. Because these rules are complex, the Policy Owner should consult with a qualified tax adviser for specific information if ownership is passing to younger generations.

                          DIVERSIFICATION REQUIREMENTS

    Section 817 of the Code provides that a variable life insurance Policy (other than a pension plan policy) will not be treated as a life insurance Policy for any period during which the investments made by the separate account or underlying fund are not adequately diversified in accordance with regulations prescribed by the Treasury Department. If a Policy is not treated as a life insurance Policy, the Policy Owner will be subject to income tax on the annual increases in cash value.

    The Treasury Department has issued diversification regulations which generally require, among other things, that no more than 55% of the value of the total assets of the segregated asset account underlying a variable Policy is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer.

    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may comply within a reasonable period and avoid the taxation of policy income on an ongoing basis. However, either the company or the Policy Owner must agree to pay the tax due for the period during which the diversification requirements were not met.

    Hartford monitors the diversification of investments in its separate accounts, including the Separate Account, and tests for diversification as required by the Code. Hartford intends to administer all Policies subject to the diversification requirements in a manner that will maintain adequate diversification.

                           OWNERSHIP OF THE ASSETS IN
                              THE SEPARATE ACCOUNT

    In order for a variable life insurance policy to qualify for tax deferral, assets in the segregated asset accounts supporting the variable Policy must be considered to be owned by the insurance company and not by the variable Policy Owner. The Internal Revenue Service ("IRS") has issued several rulings which discuss investor control. The IRS has ruled that incidents of ownership by the Policy Owner, such as the ability to select and control investments in a separate account, will cause the Policy Owner to be treated as the owner of the assets for tax purposes.

    Further, in the explanation to the temporary Section 817 diversification regulations, the Treasury Department noted that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets." Guidance on this and other issues will be provided in regulations or revenue rulings under section 817(d), relating to the definition of "variable Policy." The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this Prospectus, no other such guidance has been issued. Further, Hartford does not know if or in what form such guidance will be issued. In addition, although regulations are generally issued with prospective effect, it is possible that regulations may be issued with retroactive effect. Due to the lack of specific guidance regarding the issue of investor control, there is necessarily some uncertainty regarding whether a Policy Owner could be considered the owner of the assets for tax purposes. Hartford reserves the right to modify the Policies, as necessary, to prevent Policy Owners from being considered the owners of the assets in the Separate Account.

26                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                      LIFE INSURANCE PURCHASED FOR USE IN
                           SPLIT DOLLAR ARRANGEMENTS
    On January 26, 1996, the IRS released a technical advice memorandum ("TAM") on the taxability of life insurance policies used in certain split dollar arrangements. A TAM, issued by the National Office of the IRS, provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specific set of facts and a specific taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

                         FEDERAL INCOME TAX WITHHOLDING
    If any amounts are deemed to be current taxable income to the Policy Owner, such amounts will be subject to federal income tax withholding and reporting, pursuant to the Code.

                      NON-INDIVIDUAL OWNERSHIP OF POLICIES

    Legislation has recently been proposed which would limit certain of the tax advantages now afforded non-individual owners of life insurance Policies. Prospective Policy Owners which are not individuals should consult a tax adviser to determine the status of this proposed legislation and its potential impact on the purchaser.

                                     OTHER

    Federal estate tax, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. A tax adviser should be consulted to determine the impact of these taxes.

                    LIFE INSURANCE PURCHASES BY NONRESIDENT
                        ALIENS AND FOREIGN CORPORATIONS
    The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to a life insurance policy purchase.

                               LEGAL PROCEEDINGS

    There are no material legal proceedings pending to which the Separate Account is a party.

                                 LEGAL MATTERS

    Legal matters in connection with the issue and sale of flexible premium variable life insurance Policies described in this Prospectus and the organization of Hartford, its authority to issue the Policies under Connecticut law and the validity of the forms of the Policies under Connecticut law and legal matters relating to the federal securities and income tax laws have been passed on by Lynda Godkin, General Counsel of Hartford.

                                    EXPERTS


    The audited consolidated financial statements and financial statement schedules included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said reports on the consolidated financial statements of Hartford Life Insurance Company (the Depositor), which includes an explanatory paragraph with respect to the change in method of accounting for debt and equity securities as of January 1, 1994, as discussed in Note 2 of Notes to Consolidated Financial Statements. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, CT 06103.


    The hypothetical Policy illustrations included in this Prospectus and the registration statement with respect to the Separate Account have been approved by Michael Winterfield, FSA, MAAA, Director, Individual Annuity Product Management, for Hartford, and are included in reliance upon his opinion as to their reasonableness.

                             REGISTRATION STATEMENT

    A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended. This Prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, to all of which reference is made for further information concerning the Separate Account, the Funds, Hartford, and the Policies.

HARTFORD LIFE INSURANCE COMPANY                                               27
--------------------------------------------------------------------------------

                                   APPENDIX A
                        SPECIAL INFORMATION FOR POLICIES
                             PURCHASED IN NEW YORK

    If the Policy is purchased in the State of New York, the following provisions of the Prospectus are amended as follows:

    In the Special Terms subsection of the Prospectus, the definition of Account Value is deleted and the following definition is substituted:

    ACCOUNT VALUE: The current value of Accumulation Units plus the value of the Loan Account under the Policy. In the case of a Policy Owner who purchases the Policy in the State of New York (the "New York Policy Owner") and who elects to transfer into the Fixed Account, Account Value is the current value of the Fixed Account plus the value of the Loan Account under the Policy.

    The following definition is added:

    FIXED ACCOUNT: Part of the General Account of Hartford to which a New York Policy Owner may allocate the entire Account Value.

    The definition of Loan Account is deleted and the following definition is substituted:

    LOAN ACCOUNT: An account in Hartford's General Account, established for any amounts transferred from the Sub-Accounts or, if a New York Policy Owner, from the Fixed Account for requested loans. The Loan Account credits a fixed rate of interest of 4% per annum that is not based on the investment experience of the Separate Account.

    The following is added to the Prospectus as a separate section following the section entitled "The Separate Account":

                               THE FIXED ACCOUNT

    The following language is added to the section of the Prospectus entitled "Deductions and Charges -- Administrative Charges," page 13:

    No Administrative Charge is deducted from Account Value in the Fixed
    Account.

    The following language is added to the section of the Prospectus entitled "Deductions and Charges -- Mortality and Expense Risk Charge," page 14:

    No Mortality and Expense Risk Charge is deducted from Account Value in the Fixed Account.

    The following separate sections are added to the section of the Prospectus entitled "Policy Benefits," page 14:

                        TRANSFER OF ENTIRE ACCOUNT VALUE
                              TO THE FIXED ACCOUNT

    New York Policy Owners may transfer no less than the entire Account Value into the Fixed Account under the following circumstances: (i) during the first 18 months following the Date of Issue, (ii) within 30 days following a Policy Anniversary, or (iii) within 60 days following the effective date of a material change in the investment policy of the Separate Account which the New York Policy Owner objects to.

    A TRANSFER TO THE FIXED ACCOUNT MUST BE FOR THE ENTIRE ACCOUNT VALUE AND ONCE THE ACCOUNT VALUE HAS BEEN TRANSFERRED TO THE FIXED ACCOUNT, IT MAY NOT, UNDER ANY CIRCUMSTANCES, BE TRANSFERRED BACK TO THE SEPARATE ACCOUNT.

    For New York Policy Owners who elect to invest in the Fixed Account, Hartford will transfer the entire Account Value from the Separate Account to the Fixed Account on the Monthly Activity Date next following the date on which Hartford received the transfer request. The Account Value in the Fixed Account on the date of transfer equals the entire Account Value; plus the value of the Loan Account; minus the Monthly Deduction Amount applicable to the Fixed Account and minus the Annual Maintenance Fee, if applicable. On each subsequent Monthly Activity Date, the Account Value in the Fixed Account equals the Account Value on the previous Monthly Activity Date; plus any premiums received since the last Monthly Activity Date; plus interest credited since the last Monthly Activity Date; minus the Monthly Deduction Amount applicable to the Fixed Account; minus any partial surrenders taken since the last Monthly Activity Date and minus any Surrender Charges deducted since the last Monthly Deduction Date. On each Valuation Date (other than a Monthly Activity Date), the Account

28                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

    Value of the Fixed Account equals the Account Value on the previous Monthly Activity Date; plus any premiums received since the last Monthly Activity Date; plus any interest credited since the last Monthly Activity Date; minus any partial surrenders taken since the last Monthly Activity Date and minus any surrender charges deducted since the last Monthly Activity Date.

                               DEFERRED PAYMENTS

    Hartford reserves the right to defer payment of any Cash Surrender Values and loan amounts which are attributable to the Fixed Account for up to six months from the date of request. If payment is deferred for more than ten days, Hartford will pay interest at the Fixed Account Minimum Credited Interest Rate.

HARTFORD LIFE INSURANCE COMPANY                                               29
--------------------------------------------------------------------------------

                                   APPENDIX B
                           ILLUSTRATIONS OF BENEFITS

    The tables in Appendix B illustrate the way in which a Policy operates. They show how the death benefit and surrender value could vary over an extended period of time assuming hypothetical gross rates of return equal to constant after tax annual rates of 0%, 6% and 12%. The tables are based on an initial premium of $10,000. A male preferred age 45, a female preferred age 55 and a male preferred age 65 with Face Amounts of $44,053, $34,014 and $20,000, respectively, are illustrated for the single life preferred Policy for both Policy Owner Option 1 and Policy Owner Option 2. The illustrations for the last survivor preferred Policy assume male preferred and female preferred of equal ages, including age 55 and 65 for Face Amounts of $45,454 and $28,329.

    The death benefit and surrender value for a Policy would be different from those shown if the rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also differ if any Policy loan were made during the period of time illustrated.

    The tables reflect the deductions of current Policy charges for Policy Owner Option 1 and Policy Owner Option 2 and guaranteed Policy charges for a single gross interest rate. The death benefits and surrender values would change if the current cost of insurance charges change.

    The amounts shown for the death benefit and surrender value as of the end of each Policy Year take into account an average daily charge equal to an annual charge of 0.75% of the average daily net assets of the Funds for investment advisory and administrative services fees. The gross annual investment return rates of 0%, 6% and 12% on the Fund's assets are equal to net annual investment return rates (net of the 0.75% average daily charge) of -0.75%, 5.25% and 11.25%, respectively.

    The hypothetical returns shown in the tables are without any tax charges that may be attributable to the Separate Account in the future. In order to produce after tax returns of 0%, 6%, and 12%, the Separate Account would have to earn a sufficient amount in excess of 0% or 6% or 12% to cover any tax charges (see "Deductions and Charges -- Taxes Charged Against the Separate Account," page 14).

    The "Premium Paid Plus Interest" column of each table shows the amount which would accumulate if the initial premium was invested to earn interest, after taxes of 5% per year, compounded annually.

    Hartford will furnish upon request, a comparable illustration reflecting the proposed Insureds age, risk classification, Face Amount or initial premium requested, and reflecting guaranteed cost of insurance rates. Hartford will also furnish an additional similar illustration reflecting current cost of insurance rates which may be less than, but never greater than, the guaranteed cost of insurance rates.

30                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 45 MALE PREFERRED
                          INITIAL FACE AMOUNT: $44,053

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,814       9,821    44,053    10,754       9,762    44,053
      2          11,025     11,697      10,714    44,053    11,571      10,589    44,053
      3          11,576     12,655      11,684    44,053    12,455      11,487    44,053
      4          12,155     13,694      12,888    44,053    13,413      12,612    44,053
      5          12,763     14,820      14,035    44,053    14,453      13,673    44,053
      6          13,401     16,042      15,481    44,053    15,582      15,026    44,053
      7          14,071     17,366      16,836    44,053    16,806      16,280    44,053
      8          14,775     18,803      18,509    44,053    18,136      17,846    44,053
      9          15,513     20,360      20,110    44,053    19,582      19,333    44,053
     10          16,289     22,050      22,050    44,053    21,154      21,154    44,053
     11          17,103     24,123      24,123    44,053    23,054      23,054    44,053
     12          17,959     26,393      26,393    44,053    25,147      25,147    44,053
     13          18,856     28,880      28,880    44,053    27,461      27,461    44,053
     14          19,799     31,614      31,614    44,053    30,023      30,023    44,053
     15          20,789     34,640      34,640    46,418    32,868      32,868    44,053
     16          21,829     37,972      37,972    49,363    36,022      36,022    46,829
     17          22,920     41,620      41,620    53,274    39,482      39,482    50,537
     18          24,066     45,615      45,615    57,475    43,270      43,270    54,520
     19          25,270     49,989      49,989    61,987    47,418      47,418    58,799
     20          26,533     54,811      54,811    66,870    51,992      51,992    63,430
     25          33,864     86,619      86,619   100,478    82,155      82,155    95,300
     35          55,160     215,966    215,966   228,925   204,699     204,699   216,982

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               31
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 45 MALE PREFERRED
                          INITIAL FACE AMOUNT: $44,053

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,230       9,249    44,053    10,168       9,189    44,053
      2          11,025     10,465       9,506    44,053    10,330       9,374    44,053
      3          11,576     10,707       9,769    44,053    10,486       9,553    44,053
      4          12,155     10,955      10,190    44,053    10,634       9,875    44,053
      5          12,763     11,209      10,469    44,053    10,773      10,038    44,053
      6          13,401     11,470      10,956    44,053    10,900      10,391    44,053
      7          14,071     11,738      11,250    44,053    11,012      10,530    44,053
      8          14,775     12,013      11,753    44,053    11,106      10,851    44,053
      9          15,513     12,295      12,064    44,053    11,179      10,951    44,053
     10          16,289     12,584      12,584    44,053    11,225      11,225    44,053
     11          17,103     13,011      13,011    44,053    11,333      11,333    44,053
     12          17,959     13,453      13,453    44,053    11,413      11,413    44,053
     13          18,856     13,911      13,911    44,053    11,459      11,459    44,053
     14          19,799     14,386      14,386    44,053    11,466      11,466    44,053
     15          20,789     14,878      14,878    44,053    11,427      11,427    44,053
     16          21,829     15,388      15,388    44,053    11,333      11,333    44,053
     17          22,920     15,916      15,916    44,053    11,176      11,176    44,053
     18          24,066     16,464      16,464    44,053    10,941      10,941    44,053
     19          25,270     17,032      17,032    44,053    10,613      10,613    44,053
     20          26,533     17,620      17,620    44,053    10,177      10,177    44,053
     25          33,864     20,897      20,897    44,053     5,615       5,615    44,053
     35          55,160     29,494      29,494    44,053        --          --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

32                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 45 MALE PREFERRED
                          INITIAL FACE AMOUNT: $44,053

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,718       8,749    44,053     9,655       8,688    44,053
      2          11,025      9,443       8,504    44,053     9,302       8,366    44,053
      3          11,576      9,175       8,265    44,053     8,941       8,034    44,053
      4          12,155      8,914       8,180    44,053     8,569       7,841    44,053
      5          12,763      8,659       7,951    44,053     8,186       7,484    44,053
      6          13,401      8,411       7,927    44,053     7,789       7,311    44,053
      7          14,071      8,169       7,708    44,053     7,374       6,919    44,053
      8          14,775      7,933       7,693    44,053     6,939       6,704    44,053
      9          15,513      7,703       7,484    44,053     6,479       6,263    44,053
     10          16,289      7,479       7,479    44,053     5,991       5,991    44,053
     11          17,103      7,334       7,334    44,053     5,515       5,515    44,053
     12          17,959      7,191       7,191    44,053     4,999       4,999    44,053
     13          18,856      7,050       7,050    44,053     4,437       4,437    44,053
     14          19,799      6,912       6,912    44,053     3,824       3,824    44,053
     15          20,789      6,775       6,775    44,053     3,152       3,152    44,053
     16          21,829      6,641       6,641    44,053     2,412       2,412    44,053
     17          22,920      6,509       6,509    44,053     1,593       1,593    44,053
     18          24,066      6,379       6,379    44,053       681         681    44,053
     19          25,270      6,251       6,251    44,053        --          --        --
     20          26,533      6,124       6,124    44,053        --          --        --
     25          33,864      5,522       5,522    44,053        --          --        --
     35          55,160      4,449       4,449    44,053        --          --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               33
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 45 MALE PREFERRED
                          INITIAL FACE AMOUNT: $44,053

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,449       9,699    44,053    10,383       9,633    44,053
      2          11,025     11,375      10,625    44,053    11,236      10,486    44,053
      3          11,576     12,386      11,636    44,053    12,168      11,418    44,053
      4          12,155     13,490      12,890    44,053    13,184      12,584    44,053
      5          12,763     14,694      14,094    44,053    14,295      13,695    44,053
      6          13,401     16,009      15,609    44,053    15,509      15,109    44,053
      7          14,071     17,444      17,044    44,053    16,837      16,437    44,053
      8          14,775     19,011      18,811    44,053    18,290      18,090    44,053
      9          15,513     20,721      20,521    44,053    19,881      19,681    44,053
     10          16,289     22,588      22,588    44,053    21,627      21,627    44,053
     11          17,103     24,712      24,712    44,053    23,580      23,580    44,053
     12          17,959     27,039      27,039    44,053    25,734      25,734    44,053
     13          18,856     29,588      29,588    44,053    28,116      28,116    44,053
     14          19,799     32,401      32,401    44,714    30,756      30,756    44,053
     15          20,789     35,509      35,509    47,583    33,686      33,686    45,140
     16          21,829     38,925      38,925    50,602    36,925      36,925    48,003
     17          22,920     42,665      42,665    54,612    40,472      40,472    51,804
     18          24,066     46,761      46,761    58,920    44,355      44,355    55,888
     19          25,270     51,277      51,277    63,584    48,608      48,608    60,275
     20          26,533     56,223      56,223    68,592    53,297      53,297    65,023
     25          33,864     88,850      88,850   103,066    84,218      84,218    97,693
     35          55,160     221,529    221,529   234,821   209,839     209,839   222,430

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

34                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 45 MALE PREFERRED
                          INITIAL FACE AMOUNT: $44,053

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,884       9,134    44,053     9,817       9,067    44,053
      2          11,025     10,176       9,426    44,053    10,031       9,281    44,053
      3          11,576     10,479       9,729    44,053    10,243       9,493    44,053
      4          12,155     10,791      10,191    44,053    10,450       9,850    44,053
      5          12,763     11,114      10,514    44,053    10,651      10,051    44,053
      6          13,401     11,447      11,047    44,053    10,844      10,444    44,053
      7          14,071     11,790      11,390    44,053    11,027      10,627    44,053
      8          14,775     12,146      11,946    44,053    11,196      10,996    44,053
      9          15,513     12,512      12,312    44,053    11,347      11,147    44,053
     10          16,289     12,891      12,891    44,053    11,477      11,477    44,053
     11          17,103     13,329      13,329    44,053    11,599      11,599    44,053
     12          17,959     13,783      13,783    44,053    11,693      11,693    44,053
     13          18,856     14,253      14,253    44,053    11,755      11,755    44,053
     14          19,799     14,740      14,740    44,053    11,779      11,779    44,053
     15          20,789     15,245      15,245    44,053    11,758      11,758    44,053
     16          21,829     15,768      15,768    44,053    11,685      11,685    44,053
     17          22,920     16,311      16,311    44,053    11,549      11,549    44,053
     18          24,066     16,873      16,873    44,053    11,338      11,338    44,053
     19          25,270     17,455      17,455    44,053    11,037      11,037    44,053
     20          26,533     18,059      18,059    44,053    10,630      10,630    44,053
     25          33,864     21,421      21,421    44,053     6,280       6,280    44,053
     35          55,160     30,243      30,243    44,053        --          --        --

   *  *THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               35
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 45 MALE PREFERRED
                          INITIAL FACE AMOUNT: $44,053

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,389       8,639    44,053     9,321       8,571    44,053
      2          11,025      9,182       8,432    44,053     9,032       8,282    44,053
      3          11,576      8,979       8,229    44,053     8,732       7,982    44,053
      4          12,155      8,780       8,180    44,053     8,418       7,818    44,053
      5          12,763      8,585       7,985    44,053     8,090       7,490    44,053
      6          13,401      8,393       7,993    44,053     7,745       7,345    44,053
      7          14,071      8,205       7,805    44,053     7,380       6,980    44,053
      8          14,775      8,021       7,821    44,053     6,992       6,792    44,053
      9          15,513      7,839       7,639    44,053     6,575       6,375    44,053
     10          16,289      7,662       7,662    44,053     6,128       6,128    44,053
     11          17,103      7,514       7,514    44,053     5,652       5,652    44,053
     12          17,959      7,368       7,368    44,053     5,136       5,136    44,053
     13          18,856      7,225       7,225    44,053     4,575       4,575    44,053
     14          19,799      7,084       7,084    44,053     3,963       3,963    44,053
     15          20,789      6,945       6,945    44,053     3,291       3,291    44,053
     16          21,829      6,808       6,808    44,053     2,552       2,552    44,053
     17          22,920      6,673       6,673    44,053     1,735       1,735    44,053
     18          24,066      6,540       6,540    44,053       824         824    44,053
     19          25,270      6,410       6,410    44,053        --          --        --
     20          26,533      6,281       6,281    44,053        --          --        --
     25          33,864      5,667       5,667    44,053        --          --        --
     35          55,160      4,573       4,573    44,053        --          --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

36                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                         ISSUE AGE: 55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $34,014

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,814       9,821    34,014    10,709       9,718    34,014
      2          11,025     11,697      10,714    34,014    11,477      10,497    34,014
      3          11,576     12,655      11,684    34,014    12,311      11,345    34,014
      4          12,155     13,694      12,888    34,014    13,218      12,420    34,014
      5          12,763     14,820      14,035    34,014    14,207      13,429    34,014
      6          13,401     16,042      15,481    34,014    15,284      14,731    34,014
      7          14,071     17,366      16,836    34,014    16,458      15,934    34,014
      8          14,775     18,803      18,509    34,014    17,736      17,447    34,014
      9          15,513     20,360      20,110    34,014    19,129      18,881    34,014
     10          16,289     22,050      22,050    34,014    20,651      20,651    34,014
     11          17,103     24,123      24,123    34,014    22,502      22,502    34,014
     12          17,959     26,396      26,396    34,014    24,560      24,560    34,014
     13          18,856     28,926      28,926    34,133    26,858      26,858    34,014
     14          19,799     31,735      31,735    37,130    29,433      29,433    34,437
     15          20,789     34,816      34,816    40,388    32,289      32,289    37,455
     16          21,829     38,196      38,196    43,926    35,420      35,420    40,734
     17          22,920     41,913      41,913    47,362    38,866      38,866    43,919
     18          24,066     46,005      46,005    51,066    42,658      42,658    47,351
     19          25,270     50,545      50,545    55,094    46,837      46,837    51,053
     20          26,533     55,507      55,507    60,503    51,435      51,435    56,065
     25          33,864     88,547      88,547    93,860    82,050      82,050    86,974
     35          55,160     221,396    221,396   232,466   202,127     202,127   212,234

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               37
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                         ISSUE AGE: 55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $34,014

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,230       9,249    34,014    10,123       9,145    34,014
      2          11,025     10,465       9,506    34,014    10,238       9,283    34,014
      3          11,576     10,707       9,769    34,014    10,343       9,412    34,014
      4          12,155     10,955      10,190    34,014    10,440       9,683    34,014
      5          12,763     11,209      10,469    34,014    10,526       9,794    34,014
      6          13,401     11,470      10,956    34,014    10,597      10,091    34,014
      7          14,071     11,738      11,250    34,014    10,650      10,170    34,014
      8          14,775     12,013      11,753    34,014    10,678      10,425    34,014
      9          15,513     12,295      12,064    34,014    10,673      10,447    34,014
     10          16,289     12,584      12,584    34,014    10,630      10,630    34,014
     11          17,103     13,011      13,011    34,014    10,631      10,631    34,014
     12          17,959     13,453      13,453    34,014    10,590      10,590    34,014
     13          18,856     13,911      13,911    34,014    10,501      10,501    34,014
     14          19,799     14,386      14,386    34,014    10,362      10,362    34,014
     15          20,789     14,878      14,878    34,014    10,161      10,161    34,014
     16          21,829     15,388      15,388    34,014     9,886       9,886    34,014
     17          22,920     15,916      15,916    34,014     9,515       9,515    34,014
     18          24,066     16,464      16,464    34,014     9,023       9,023    34,014
     19          25,270     17,032      17,032    34,014     8,376       8,376    34,014
     20          26,533     17,620      17,620    34,014     7,537       7,537    34,014
     25          33,864     20,897      20,897    34,014        --          --        --
     35          55,160     29,494      29,494    34,014        --          --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

38                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                         ISSUE AGE: 55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $34,014

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,718       8,749    34,014     9,611       8,644    34,014
      2          11,025      9,443       8,504    34,014     9,211       8,276    34,014
      3          11,576      9,175       8,265    34,014     8,800       7,896    34,014
      4          12,155      8,914       8,180    34,014     8,378       7,653    34,014
      5          12,763      8,659       7,951    34,014     7,944       7,244    34,014
      6          13,401      8,411       7,927    34,014     7,492       7,017    34,014
      7          14,071      8,169       7,708    34,014     7,018       6,566    34,014
      8          14,775      7,933       7,693    34,014     6,516       6,283    34,014
      9          15,513      7,703       7,484    34,014     5,976       5,761    34,014
     10          16,289      7,479       7,479    34,014     5,393       5,393    34,014
     11          17,103      7,334       7,334    34,014     4,802       4,802    34,014
     12          17,959      7,191       7,191    34,014     4,153       4,153    34,014
     13          18,856      7,050       7,050    34,014     3,443       3,443    34,014
     14          19,799      6,912       6,912    34,014     2,665       2,665    34,014
     15          20,789      6,775       6,775    34,014     1,809       1,809    34,014
     16          21,829      6,641       6,641    34,014       859         859    34,014
     17          22,920      6,509       6,509    34,014        --          --        --
     18          24,066      6,379       6,379    34,014        --          --        --
     19          25,270      6,251       6,251    34,014        --          --        --
     20          26,533      6,124       6,124    34,014        --          --        --
     25          33,864      5,522       5,522    34,014        --          --        --
     35          55,160      4,449       4,449    34,014        --          --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               39
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                         ISSUE AGE: 55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $34,014

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,449       9,699    34,014    10,336       9,586    34,014
      2          11,025     11,375      10,625    34,014    11,139      10,389    34,014
      3          11,576     12,386      11,636    34,014    12,017      11,267    34,014
      4          12,155     13,490      12,890    34,014    12,980      12,380    34,014
      5          12,763     14,694      14,094    34,014    14,036      13,436    34,014
      6          13,401     16,009      15,609    34,014    15,195      14,795    34,014
      7          14,071     17,444      17,044    34,014    16,467      16,067    34,014
      8          14,775     19,011      18,811    34,014    17,864      17,664    34,014
      9          15,513     20,721      20,521    34,014    19,399      19,199    34,014
     10          16,289     22,588      22,588    34,014    21,090      21,090    34,014
     11          17,103     24,712      24,712    34,014    22,995      22,995    34,014
     12          17,959     27,050      27,050    34,014    25,114      25,114    34,014
     13          18,856     29,660      29,660    34,999    27,481      27,481    34,014
     14          19,799     32,541      32,541    38,074    30,132      30,132    35,255
     15          20,789     35,702      35,702    41,415    33,056      33,056    38,346
     16          21,829     39,168      39,168    45,044    36,263      36,263    41,703
     17          22,920     42,981      42,981    48,569    39,791      39,791    44,965
     18          24,066     47,178      47,178    52,368    43,674      43,674    48,479
     19          25,270     51,833      51,833    56,498    47,954      47,954    52,270
     20          26,533     56,922      56,922    62,045    52,662      52,662    57,402
     25          33,864     90,803      90,803    96,252    84,007      84,007    89,048
     35          55,160     227,038    227,038   238,390   206,948     206,948   217,296

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

40                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                         ISSUE AGE: 55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $34,014

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,884       9,134   34,014      9,770       9,020   34,014
      2          11,025     10,176       9,426   34,014      9,935       9,185   34,014
      3          11,576     10,479       9,729   34,014     10,094       9,344   34,014
      4          12,155     10,791      10,191   34,014     10,248       9,648   34,014
      5          12,763     11,114      10,514   34,014     10,393       9,793   34,014
      6          13,401     11,447      11,047   34,014     10,529      10,129   34,014
      7          14,071     11,790      11,390   34,014     10,649      10,249   34,014
      8          14,775     12,146      11,946   34,014     10,748      10,548   34,014
      9          15,513     12,512      12,312   34,014     10,819      10,619   34,014
     10          16,289     12,891      12,891   34,014     10,856      10,856   34,014
     11          17,103     13,329      13,329   34,014     10,871      10,871   34,014
     12          17,959     13,783      13,783   34,014     10,844      10,844   34,014
     13          18,856     14,253      14,253   34,014     10,773      10,773   34,014
     14          19,799     14,740      14,740   34,014     10,651      10,651   34,014
     15          20,789     15,245      15,245   34,014     10,471      10,471   34,014
     16          21,829     15,768      15,768   34,014     10,218      10,218   34,014
     17          22,920     16,311      16,311   34,014      9,873       9,873   34,014
     18          24,066     16,873      16,873   34,014      9,409       9,409   34,014
     19          25,270     17,455      17,455   34,014      8,795       8,795   34,014
     20          26,533     18,059      18,059   34,014      7,994       7,994   34,014
     25          33,864     21,421      21,421   34,014         --          --       --
     35          55,160     30,243      30,243   34,014         --          --       --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               41
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                         ISSUE AGE: 55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $34,014

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,389      8,639    34,014      9,275      8,525    34,014
      2          11,025      9,182      8,432    34,014      8,937      8,187    34,014
      3          11,576      8,979      8,229    34,014      8,586      7,836    34,014
      4          12,155      8,780      8,180    34,014      8,221      7,621    34,014
      5          12,763      8,585      7,985    34,014      7,839      7,239    34,014
      6          13,401      8,393      7,993    34,014      7,438      7,038    34,014
      7          14,071      8,205      7,805    34,014      7,011      6,611    34,014
      8          14,775      8,021      7,821    34,014      6,553      6,353    34,014
      9          15,513      7,839      7,639    34,014      6,055      5,855    34,014
     10          16,289      7,662      7,662    34,014      5,509      5,509    34,014
     11          17,103      7,514      7,514    34,014      4,919      4,919    34,014
     12          17,959      7,368      7,368    34,014      4,272      4,272    34,014
     13          18,856      7,225      7,225    34,014      3,562      3,562    34,014
     14          19,799      7,084      7,084    34,014      2,786      2,786    34,014
     15          20,789      6,945      6,945    34,014      1,933      1,933    34,014
     16          21,829      6,808      6,808    34,014        985        985    34,014
     17          22,920      6,673      6,673    34,014         --         --        --
     18          24,066      6,540      6,540    34,014         --         --        --
     19          25,270      6,410      6,410    34,014         --         --        --
     20          26,533      6,281      6,281    34,014         --         --        --
     25          33,864      5,667      5,667    34,014         --         --        --
     35          55,160      4,573      4,573    34,014         --         --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

42                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 65 MALE PREFERRED
                          INITIAL FACE AMOUNT: $20,000

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,814       9,821    20,000    10,623       9,634    20,000
      2          11,025     11,697      10,714    20,000    11,295      10,319    20,000
      3          11,576     12,655      11,684    20,000    12,025      11,064    20,000
      4          12,155     13,694      12,888    20,000    12,822      12,030    20,000
      5          12,763     14,820      14,035    20,000    13,700      12,928    20,000
      6          13,401     16,042      15,481    20,000    14,673      14,126    20,000
      7          14,071     17,367      16,837    20,000    15,761      15,243    20,000
      8          14,775     18,836      18,542    20,908    16,990      16,706    20,000
      9          15,513     20,455      20,204    22,297    18,396      18,150    20,052
     10          16,289     22,202      22,202    24,201    19,964      19,964    21,761
     11          17,103     24,297      24,297    26,241    21,845      21,845    23,593
     12          17,959     26,598      26,598    28,461    23,911      23,911    25,585
     13          18,856     29,105      29,105    31,143    26,159      26,159    27,991
     14          19,799     31,862      31,862    33,774    28,634      28,634    30,353
     15          20,789     34,871      34,871    36,963    31,328      31,328    33,208
     16          21,829     38,181      38,181    40,091    34,299      34,299    36,015
     17          22,920     41,792      41,792    43,883    37,533      37,533    39,410
     18          24,066     45,748      45,748    48,036    41,046      41,046    43,099
     19          25,270     50,081      50,081    52,586    44,859      44,859    47,103
     20          26,533     54,858      54,858    57,601    48,990      48,990    51,440
     25          33,864     86,509      86,509    90,835    75,359      75,359    79,127
     35          55,160     215,307    215,307   217,461   181,841     181,841   183,660

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               43
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 65 MALE PREFERRED
                          INITIAL FACE AMOUNT: $20,000

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,230       9,249   20,000     10,034       9,059   20,000
      2          11,025     10,465       9,506   20,000     10,041       9,090   20,000
      3          11,576     10,707       9,769   20,000     10,014       9,089   20,000
      4          12,155     10,955      10,190   20,000      9,951       9,201   20,000
      5          12,763     11,209      10,469   20,000      9,842       9,119   20,000
      6          13,401     11,470      10,956   20,000      9,679       9,182   20,000
      7          14,071     11,738      11,250   20,000      9,449       8,978   20,000
      8          14,775     12,013      11,753   20,000      9,135       8,889   20,000
      9          15,513     12,295      12,064   20,000      8,717       8,495   20,000
     10          16,289     12,584      12,584   20,000      8,170       8,170   20,000
     11          17,103     13,011      13,011   20,000      7,534       7,534   20,000
     12          17,959     13,453      13,453   20,000      6,709       6,709   20,000
     13          18,856     13,911      13,911   20,000      5,649       5,649   20,000
     14          19,799     14,386      14,386   20,000      4,296       4,296   20,000
     15          20,789     14,878      14,878   20,000      2,565       2,565   20,000
     16          21,829     15,388      15,388   20,000        339         339   20,000
     17          22,920     15,916      15,916   20,000         --          --       --
     18          24,066     16,464      16,464   20,000         --          --       --
     19          25,270     17,032      17,032   20,000         --          --       --
     20          26,533     17,620      17,620   20,000         --          --       --
     25          33,864     20,897      20,897   21,942         --          --       --
     35          55,160     29,519      29,519   29,814         --          --       --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

44                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 65 MALE PREFERRED
                          INITIAL FACE AMOUNT: $20,000

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,718      8,749    20,000      9,520      8,555    20,000
      2          11,025      9,443      8,504    20,000      9,002      8,072    20,000
      3          11,576      9,175      8,265    20,000      8,442      7,544    20,000
      4          12,155      8,914      8,180    20,000      7,830      7,113    20,000
      5          12,763      8,659      7,951    20,000      7,158      6,469    20,000
      6          13,401      8,411      7,927    20,000      6,412      5,948    20,000
      7          14,071      8,169      7,708    20,000      5,575      5,133    20,000
      8          14,775      7,933      7,693    20,000      4,623      4,400    20,000
      9          15,513      7,703      7,484    20,000      3,529      3,320    20,000
     10          16,289      7,479      7,479    20,000      2,261      2,261    20,000
     11          17,103      7,334      7,334    20,000        795        795    20,000
     12          17,959      7,191      7,191    20,000         --         --        --
     13          18,856      7,050      7,050    20,000         --         --        --
     14          19,799      6,912      6,912    20,000         --         --        --
     15          20,789      6,775      6,775    20,000         --         --        --
     16          21,829      6,641      6,641    20,000         --         --        --
     17          22,920      6,509      6,509    20,000         --         --        --
     18          24,066      6,379      6,379    20,000         --         --        --
     19          25,270      6,251      6,251    20,000         --         --        --
     20          26,533      6,124      6,124    20,000         --         --        --
     25          33,864      5,522      5,522    20,000         --         --        --
     35          55,160      4,449      4,449    20,000         --         --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               45
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 65 MALE PREFERRED
                          INITIAL FACE AMOUNT: $20,000

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,449       9,699    20,000    10,242       9,492    20,000
      2          11,025     11,375      10,625    20,000    10,938      10,188    20,000
      3          11,576     12,386      11,636    20,000    11,699      10,949    20,000
      4          12,155     13,490      12,890    20,000    12,537      11,937    20,000
      5          12,763     14,694      14,094    20,000    13,465      12,865    20,000
      6          13,401     16,009      15,609    20,000    14,501      14,101    20,000
      7          14,071     17,446      17,046    20,000    15,669      15,269    20,000
      8          14,775     19,048      18,848    21,144    16,998      16,798    20,000
      9          15,513     20,822      20,622    22,696    18,528      18,328    20,196
     10          16,289     22,748      22,748    24,796    20,239      20,239    22,061
     11          17,103     24,895      24,895    26,888    22,146      22,146    23,918
     12          17,959     27,254      27,254    29,162    24,241      24,241    25,938
     13          18,856     29,823      29,823    31,911    26,521      26,521    28,378
     14          19,799     32,649      32,649    34,609    29,031      29,031    30,773
     15          20,789     35,733      35,733    37,877    31,763      31,763    33,669
     16          21,829     39,126      39,126    41,083    34,775      34,775    36,514
     17          22,920     42,827      42,827    44,969    38,054      38,054    39,957
     18          24,066     46,882      46,882    49,226    41,617      41,617    43,698
     19          25,270     51,353      51,353    53,921    45,483      45,483    47,758
     20          26,533     56,251      56,251    59,064    49,672      49,672    52,156
     25          33,864     88,706      88,706    93,142    76,407      76,407    80,228
     35          55,160     220,776    220,776   222,984   184,372     184,372   186,216

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

46                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 65 MALE PREFERRED
                          INITIAL FACE AMOUNT: $20,000

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,884       9,134   20,000      9,674       8,924   20,000
      2          11,025     10,176       9,426   20,000      9,721       8,971   20,000
      3          11,576     10,479       9,729   20,000      9,738       8,988   20,000
      4          12,155     10,791      10,191   20,000      9,719       9,119   20,000
      5          12,763     11,114      10,514   20,000      9,658       9,058   20,000
      6          13,401     11,447      11,047   20,000      9,545       9,145   20,000
      7          14,071     11,790      11,390   20,000      9,367       8,967   20,000
      8          14,775     12,146      11,946   20,000      9,109       8,909   20,000
      9          15,513     12,512      12,312   20,000      8,749       8,549   20,000
     10          16,289     12,891      12,891   20,000      8,265       8,265   20,000
     11          17,103     13,329      13,329   20,000      7,641       7,641   20,000
     12          17,959     13,783      13,783   20,000      6,830       6,830   20,000
     13          18,856     14,253      14,253   20,000      5,788       5,788   20,000
     14          19,799     14,740      14,740   20,000      4,456       4,456   20,000
     15          20,789     15,245      15,245   20,000      2,752       2,752   20,000
     16          21,829     15,768      15,768   20,000        559         559   20,000
     17          22,920     16,311      16,311   20,000         --          --       --
     18          24,066     16,873      16,873   20,000         --          --       --
     19          25,270     17,455      17,455   20,000         --          --       --
     20          26,533     18,059      18,059   20,000         --          --       --
     25          33,864     21,421      21,421   22,493         --          --       --
     35          55,160     30,268      30,268   30,572         --          --       --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               47
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
                          ISSUE AGE: 65 MALE PREFERRED
                          INITIAL FACE AMOUNT: $20,000

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,389      8,639    20,000      9,177      8,427    20,000
      2          11,025      9,182      8,432    20,000      8,713      7,963    20,000
      3          11,576      8,979      8,229    20,000      8,204      7,454    20,000
      4          12,155      8,780      8,180    20,000      7,640      7,040    20,000
      5          12,763      8,585      7,985    20,000      7,011      6,411    20,000
      6          13,401      8,393      7,993    20,000      6,305      5,905    20,000
      7          14,071      8,205      7,805    20,000      5,504      5,104    20,000
      8          14,775      8,021      7,821    20,000      4,583      4,383    20,000
      9          15,513      7,839      7,639    20,000      3,514      3,314    20,000
     10          16,289      7,662      7,662    20,000      2,265      2,265    20,000
     11          17,103      7,514      7,514    20,000        799        799    20,000
     12          17,959      7,368      7,368    20,000         --         --        --
     13          18,856      7,225      7,225    20,000         --         --        --
     14          19,799      7,084      7,084    20,000         --         --        --
     15          20,789      6,945      6,945    20,000         --         --        --
     16          21,829      6,808      6,808    20,000         --         --        --
     17          22,920      6,673      6,673    20,000         --         --        --
     18          24,066      6,540      6,540    20,000         --         --        --
     19          25,270      6,410      6,410    20,000         --         --        --
     20          26,533      6,281      6,281    20,000         --         --        --
     25          33,864      5,667      5,667    20,000         --         --        --
     35          55,160      4,573      4,573    20,000         --         --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

48                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 55 MALE PREFERRED/55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $45,454

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,904       9,909    45,454    10,904       9,909    45,454
      2          11,025     11,886      10,898    45,454    11,886      10,898    45,454
      3          11,576     12,953      11,976    45,454    12,953      11,976    45,454
      4          12,155     14,110      13,299    45,454    14,110      13,299    45,454
      5          12,763     15,367      14,575    45,454    15,367      14,575    45,454
      6          13,401     16,730      16,163    45,454    16,730      16,163    45,454
      7          14,071     18,209      17,672    45,454    18,209      17,672    45,454
      8          14,775     19,813      19,513    45,454    19,813      19,513    45,454
      9          15,513     21,551      21,297    45,454    21,551      21,297    45,454
     10          16,289     23,436      23,436    45,454    23,436      23,436    45,454
     11          17,103     25,706      25,706    45,454    25,689      25,689    45,454
     12          17,959     28,198      28,198    45,454    28,159      28,159    45,454
     13          18,856     30,935      30,935    45,454    30,876      30,876    45,454
     14          19,799     33,944      33,944    45,454    33,872      33,872    45,454
     15          20,789     37,267      37,267    45,454    37,186      37,186    45,454
     16          21,829     40,954      40,954    47,098    40,864      40,864    46,995
     17          22,920     45,021      45,021    50,874    44,922      44,922    50,763
     18          24,066     49,493      49,493    54,937    49,384      49,384    54,817
     19          25,270     54,444      54,444    59,344    54,324      54,324    59,214
     20          26,533     59,862      59,862    65,250    59,731      59,731    65,107
     25          33,864     95,891      95,891   101,645    95,679      95,679   101,420
     35          55,160     244,542    244,542   256,769   235,932     235,932   247,729

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               49
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 55 MALE PREFERRED/55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $45,454

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,314       9,332   45,454     10,314       9,332   45,454
      2          11,025     10,633       9,670   45,454     10,633       9,670   45,454
      3          11,576     10,955      10,013   45,454     10,955      10,013   45,454
      4          12,155     11,278      10,509   45,454     11,278      10,509   45,454
      5          12,763     11,601      10,856   45,454     11,601      10,856   45,454
      6          13,401     11,922      11,403   45,454     11,922      11,403   45,454
      7          14,071     12,238      11,746   45,454     12,238      11,746   45,454
      8          14,775     12,557      12,295   45,454     12,545      12,282   45,454
      9          15,513     12,886      12,653   45,454     12,838      12,606   45,454
     10          16,289     13,223      13,223   45,454     13,111      13,111   45,454
     11          17,103     13,707      13,707   45,454     13,467      13,467   45,454
     12          17,959     14,210      14,210   45,454     13,797      13,797   45,454
     13          18,856     14,733      14,733   45,454     14,095      14,095   45,454
     14          19,799     15,276      15,276   45,454     14,352      14,352   45,454
     15          20,789     15,840      15,840   45,454     14,558      14,558   45,454
     16          21,829     16,426      16,426   45,454     14,700      14,700   45,454
     17          22,920     17,035      17,035   45,454     14,757      14,757   45,454
     18          24,066     17,668      17,668   45,454     14,705      14,705   45,454
     19          25,270     18,325      18,325   45,454     14,514      14,514   45,454
     20          26,533     19,007      19,007   45,454     14,146      14,146   45,454
     25          33,864     22,840      22,840   45,454      7,825       7,825   45,454
     35          55,160     33,093      33,093   45,454         --          --       --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

50                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 55 MALE PREFERRED/55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $45,454

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,798      8,828    45,454      9,798      8,828    45,454
      2          11,025      9,594      8,652    45,454      9,594      8,652    45,454
      3          11,576      9,384      8,470    45,454      9,384      8,470    45,454
      4          12,155      9,168      8,430    45,454      9,168      8,430    45,454
      5          12,763      8,943      8,231    45,454      8,943      8,231    45,454
      6          13,401      8,710      8,222    45,454      8,707      8,220    45,454
      7          14,071      8,481      8,018    45,454      8,457      7,994    45,454
      8          14,775      8,258      8,017    45,454      8,188      7,947    45,454
      9          15,513      8,040      7,820    45,454      7,895      7,675    45,454
     10          16,289      7,827      7,827    45,454      7,570      7,570    45,454
     11          17,103      7,696      7,696    45,454      7,267      7,267    45,454
     12          17,959      7,567      7,567    45,454      6,915      6,915    45,454
     13          18,856      7,439      7,439    45,454      6,504      6,504    45,454
     14          19,799      7,313      7,313    45,454      6,026      6,026    45,454
     15          20,789      7,188      7,188    45,454      5,467      5,467    45,454
     16          21,829      7,065      7,065    45,454      4,809      4,809    45,454
     17          22,920      6,944      6,944    45,454      4,028      4,028    45,454
     18          24,066      6,824      6,824    45,454      3,091      3,091    45,454
     19          25,270      6,706      6,706    45,454      1,958      1,958    45,454
     20          26,533      6,590      6,590    45,454        582        582    45,454
     25          33,864      6,029      6,029    45,454         --         --        --
     35          55,160      5,010      5,010    45,454         --         --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               51
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 55 MALE PREFERRED/55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $45,454

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,535       9,785    45,454    10,535       9,785    45,454
      2          11,025     11,558      10,808    45,454    11,558      10,808    45,454
      3          11,576     12,676      11,926    45,454    12,676      11,926    45,454
      4          12,155     13,898      13,298    45,454    13,898      13,298    45,454
      5          12,763     15,233      14,633    45,454    15,233      14,633    45,454
      6          13,401     16,692      16,292    45,454    16,692      16,292    45,454
      7          14,071     18,287      17,887    45,454    18,287      17,887    45,454
      8          14,775     20,028      19,828    45,454    20,028      19,828    45,454
      9          15,513     21,931      21,731    45,454    21,931      21,731    45,454
     10          16,289     24,010      24,010    45,454    24,010      24,010    45,454
     11          17,103     26,336      26,336    45,454    26,325      26,325    45,454
     12          17,959     28,890      28,890    45,454    28,866      28,866    45,454
     13          18,856     31,697      31,697    45,454    31,661      31,661    45,454
     14          19,799     34,788      34,788    45,454    34,746      34,746    45,454
     15          20,789     38,208      38,208    45,454    38,162      38,162    45,454
     16          21,829     41,999      41,999    48,299    41,948      41,948    48,240
     17          22,920     46,170      46,170    52,173    46,114      46,114    52,109
     18          24,066     50,787      50,787    56,374    50,725      50,725    56,305
     19          25,270     55,867      55,867    60,896    55,799      55,799    60,821
     20          26,533     61,428      61,428    66,957    61,353      61,353    66,875
     25          33,864     98,399      98,399   104,303    98,277      98,277   104,174
     35          55,160     250,936    250,936   263,483   242,338     242,338   254,456

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

52                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 55 MALE PREFERRED/55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $45,454

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,965       9,215   45,454      9,965       9,215   45,454
      2          11,025     10,339       9,589   45,454     10,339       9,589   45,454
      3          11,576     10,720       9,970   45,454     10,720       9,970   45,454
      4          12,155     11,107      10,507   45,454     11,107      10,507   45,454
      5          12,763     11,499      10,899   45,454     11,499      10,899   45,454
      6          13,401     11,894      11,494   45,454     11,894      11,494   45,454
      7          14,071     12,290      11,890   45,454     12,290      11,890   45,454
      8          14,775     12,693      12,493   45,454     12,681      12,481   45,454
      9          15,513     13,110      12,910   45,454     13,065      12,865   45,454
     10          16,289     13,542      13,542   45,454     13,435      13,435   45,454
     11          17,103     14,039      14,039   45,454     13,806      13,806   45,454
     12          17,959     14,555      14,555   45,454     14,153      14,153   45,454
     13          18,856     15,091      15,091   45,454     14,470      14,470   45,454
     14          19,799     15,648      15,648   45,454     14,747      14,747   45,454
     15          20,789     16,227      16,227   45,454     14,975      14,975   45,454
     16          21,829     16,828      16,828   45,454     15,141      15,141   45,454
     17          22,920     17,452      17,452   45,454     15,225      15,225   45,454
     18          24,066     18,101      18,101   45,454     15,204      15,204   45,454
     19          25,270     18,775      18,775   45,454     15,047      15,047   45,454
     20          26,533     19,475      19,475   45,454     14,719      14,719   45,454
     25          33,864     23,406      23,406   45,454      8,738       8,738   45,454
     35          55,160     33,922      33,922   45,454         --          --       --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               53
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 55 MALE PREFERRED/55 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $45,454

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,467      8,717    45,454      9,467      8,717    45,454
      2          11,025      9,328      8,578    45,454      9,328      8,578    45,454
      3          11,576      9,183      8,433    45,454      9,183      8,433    45,454
      4          12,155      9,029      8,429    45,454      9,029      8,429    45,454
      5          12,763      8,864      8,264    45,454      8,864      8,264    45,454
      6          13,401      8,689      8,289    45,454      8,686      8,286    45,454
      7          14,071      8,517      8,117    45,454      8,492      8,092    45,454
      8          14,775      8,347      8,147    45,454      8,277      8,077    45,454
      9          15,513      8,181      7,981    45,454      8,035      7,835    45,454
     10          16,289      8,017      8,017    45,454      7,760      7,760    45,454
     11          17,103      7,883      7,883    45,454      7,456      7,456    45,454
     12          17,959      7,751      7,751    45,454      7,103      7,103    45,454
     13          18,856      7,621      7,621    45,454      6,693      6,693    45,454
     14          19,799      7,492      7,492    45,454      6,215      6,215    45,454
     15          20,789      7,366      7,366    45,454      5,657      5,657    45,454
     16          21,829      7,240      7,240    45,454      5,000      5,000    45,454
     17          22,920      7,117      7,117    45,454      4,220      4,220    45,454
     18          24,066      6,995      6,995    45,454      3,286      3,286    45,454
     19          25,270      6,875      6,875    45,454      2,156      2,156    45,454
     20          26,533      6,756      6,756    45,454        784        784    45,454
     25          33,864      6,184      6,184    45,454         --         --        --
     35          55,160      5,147      5,147    45,454         --         --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

54                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 65 MALE PREFERRED/65 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $28,329

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,898       9,903    28,329    10,898       9,903    28,329
      2          11,025     11,860      10,872    28,329    11,860      10,872    28,329
      3          11,576     12,890      11,914    28,329    12,890      11,914    28,329
      4          12,155     13,994      13,184    28,329    13,994      13,184    28,329
      5          12,763     15,184      14,394    28,329    15,178      14,389    28,329
      6          13,401     16,477      15,912    28,329    16,451      15,887    28,329
      7          14,071     17,883      17,349    28,329    17,822      17,288    28,329
      8          14,775     19,412      19,115    28,329    19,303      19,007    28,329
      9          15,513     21,074      20,822    28,329    20,911      20,658    28,329
     10          16,289     22,881      22,881    28,329    22,668      22,668    28,329
     11          17,103     25,096      25,096    28,329    24,810      24,810    28,329
     12          17,959     27,550      27,550    29,479    27,223      27,223    29,129
     13          18,856     30,249      30,249    32,367    29,890      29,890    31,982
     14          19,799     33,214      33,214    35,207    32,819      32,819    34,788
     15          20,789     36,452      36,452    38,639    36,018      36,018    38,179
     16          21,829     40,012      40,012    42,013    39,535      39,535    41,512
     17          22,920     43,908      43,908    46,104    43,373      43,373    45,542
     18          24,066     48,186      48,186    50,596    47,554      47,554    49,933
     19          25,270     52,914      52,914    55,561    52,132      52,132    54,739
     20          26,533     58,107      58,107    61,012    57,101      57,101    59,957
     25          33,864     92,786      92,786    97,425    88,736      88,736    93,173
     35          55,160     236,587    236,587   238,954   215,115     215,115   217,267

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               55
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 65 MALE PREFERRED/65 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $28,329

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,308       9,326   28,329     10,308       9,326   28,329
      2          11,025     10,606       9,644   28,329     10,606       9,644   28,329
      3          11,576     10,890       9,949   28,329     10,890       9,949   28,329
      4          12,155     11,171      10,403   28,329     11,155      10,388   28,329
      5          12,763     11,460      10,716   28,329     11,397      10,654   28,329
      6          13,401     11,757      11,239   28,329     11,607      11,091   28,329
      7          14,071     12,062      11,572   28,329     11,779      11,290   28,329
      8          14,775     12,376      12,114   28,329     11,899      11,639   28,329
      9          15,513     12,699      12,468   28,329     11,954      11,724   28,329
     10          16,289     13,032      13,032   28,329     11,926      11,926   28,329
     11          17,103     13,509      13,509   28,329     11,894      11,894   28,329
     12          17,959     14,004      14,004   28,329     11,745      11,745   28,329
     13          18,856     14,519      14,519   28,329     11,453      11,453   28,329
     14          19,799     15,053      15,053   28,329     10,985      10,985   28,329
     15          20,789     15,609      15,609   28,329     10,299      10,299   28,329
     16          21,829     16,186      16,186   28,329      9,332       9,332   28,329
     17          22,920     16,785      16,785   28,329      7,999       7,999   28,329
     18          24,066     17,408      17,408   28,329      6,178       6,178   28,329
     19          25,270     18,055      18,055   28,329      3,701       3,701   28,329
     20          26,533     18,727      18,727   28,329        334         334   28,329
     25          33,864     22,501      22,501   28,329         --          --       --
     35          55,160     32,596      32,596   32,923         --          --       --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

56                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 1
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 65 MALE PREFERRED/65 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $28,329

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,792      8,822    28,329      9,792      8,822    28,329
      2          11,025      9,567      8,625    28,329      9,567      8,625    28,329
      3          11,576      9,319      8,406    28,329      9,318      8,405    28,329
      4          12,155      9,077      8,341    28,329      9,042      8,306    28,329
      5          12,763      8,840      8,130    28,329      8,731      8,022    28,329
      6          13,401      8,609      8,123    28,329      8,376      7,893    28,329
      7          14,071      8,383      7,920    28,329      7,968      7,508    28,329
      8          14,775      8,162      7,922    28,329      7,489      7,252    28,329
      9          15,513      7,947      7,727    28,329      6,921      6,704    28,329
     10          16,289      7,736      7,736    28,329      6,242      6,242    28,329
     11          17,103      7,606      7,606    28,329      5,472      5,472    28,329
     12          17,959      7,477      7,477    28,329      4,526      4,526    28,329
     13          18,856      7,351      7,351    28,329      3,368      3,368    28,329
     14          19,799      7,226      7,226    28,329      1,951      1,951    28,329
     15          20,789      7,102      7,102    28,329        211        211    28,329
     16          21,829      6,981      6,981    28,329         --         --        --
     17          22,920      6,861      6,861    28,329         --         --        --
     18          24,066      6,742      6,742    28,329         --         --        --
     19          25,270      6,625      6,625    28,329         --         --        --
     20          26,533      6,509      6,509    28,329         --         --        --
     25          33,864      5,953      5,953    28,329         --         --        --
     35          55,160      4,944      4,944    28,329         --         --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               57
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 65 MALE PREFERRED/65 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $28,329

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500     10,529       9,779    28,329    10,529       9,779    28,329
      2          11,025     11,530      10,780    28,329    11,530      10,780    28,329
      3          11,576     12,611      11,861    28,329    12,611      11,861    28,329
      4          12,155     13,777      13,177    28,329    13,777      13,177    28,329
      5          12,763     15,046      14,446    28,329    15,038      14,438    28,329
      6          13,401     16,434      16,034    28,329    16,404      16,004    28,329
      7          14,071     17,954      17,554    28,329    17,888      17,488    28,329
      8          14,775     19,616      19,416    28,329    19,504      19,304    28,329
      9          15,513     21,435      21,235    28,329    21,275      21,075    28,329
     10          16,289     23,428      23,428    28,329    23,229      23,229    28,329
     11          17,103     25,699      25,699    28,329    25,448      25,448    28,329
     12          17,959     28,223      28,223    30,199    27,942      27,942    29,898
     13          18,856     30,988      30,988    33,158    30,679      30,679    32,828
     14          19,799     34,026      34,026    36,068    33,687      33,687    35,708
     15          20,789     37,344      37,344    39,585    36,971      36,971    39,190
     16          21,829     40,992      40,992    43,043    40,582      40,582    42,612
     17          22,920     44,985      44,985    47,234    44,523      44,523    46,750
     18          24,066     49,368      49,368    51,837    48,816      48,816    51,257
     19          25,270     54,213      54,213    56,924    53,514      53,514    56,190
     20          26,533     59,532      59,532    62,509    58,616      58,616    61,547
     25          33,864     95,062      95,062    99,816    91,089      91,089    95,644
     35          55,160     242,392    242,392   244,817   220,821     220,821   223,030

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

58                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 65 MALE PREFERRED/65 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $28,329

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,959       9,209   28,329      9,959       9,209   28,329
      2          11,025     10,311       9,561   28,329     10,311       9,561   28,329
      3          11,576     10,654       9,904   28,329     10,654       9,904   28,329
      4          12,155     10,999      10,399   28,329     10,981      10,381   28,329
      5          12,763     11,357      10,757   28,329     11,290      10,690   28,329
      6          13,401     11,727      11,327   28,329     11,572      11,172   28,329
      7          14,071     12,111      11,711   28,329     11,819      11,419   28,329
      8          14,775     12,508      12,308   28,329     12,021      11,821   28,329
      9          15,513     12,919      12,719   28,329     12,164      11,964   28,329
     10          16,289     13,344      13,344   28,329     12,231      12,231   28,329
     11          17,103     13,833      13,833   28,329     12,222      12,222   28,329
     12          17,959     14,341      14,341   28,329     12,100      12,100   28,329
     13          18,856     14,869      14,869   28,329     11,840      11,840   28,329
     14          19,799     15,417      15,417   28,329     11,411      11,411   28,329
     15          20,789     15,987      15,987   28,329     10,772      10,772   28,329
     16          21,829     16,578      16,578   28,329      9,863       9,863   28,329
     17          22,920     17,193      17,193   28,329      8,601       8,601   28,329
     18          24,066     17,832      17,832   28,329      6,872       6,872   28,329
     19          25,270     18,495      18,495   28,329      4,512       4,512   28,329
     20          26,533     19,185      19,185   28,329      1,296       1,296   28,329
     25          33,864     23,055      23,055   28,329         --          --       --
     35          55,160     33,408      33,408   33,742         --          --       --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               59
--------------------------------------------------------------------------------

                MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                             POLICY OWNER OPTION: 2
                            $10,000 INITIAL PREMIUM
               ISSUE AGES: 65 MALE PREFERRED/65 FEMALE PREFERRED
                          INITIAL FACE AMOUNT: $28,329

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.75% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
               PREMIUMS     ----------------------------  ------------------------------
  END OF     ACCUMULATED                CASH                            CASH
  POLICY    AT 5% INTEREST  ACCOUNT   SURRENDER   DEATH    ACCOUNT    SURRENDER   DEATH
   YEAR        PER YEAR      VALUE      VALUE    BENEFIT    VALUE       VALUE    BENEFIT
  -------   --------------  -------   ---------  -------  ---------   ---------  -------
      1          10,500      9,460      8,710    28,329      9,460      8,710    28,329
      2          11,025      9,301      8,551    28,329      9,301      8,551    28,329
      3          11,576      9,118      8,368    28,329      9,116      8,366    28,329
      4          12,155      8,939      8,339    28,329      8,900      8,300    28,329
      5          12,763      8,763      8,163    28,329      8,647      8,047    28,329
      6          13,401      8,589      8,189    28,329      8,349      7,949    28,329
      7          14,071      8,418      8,018    28,329      7,993      7,593    28,329
      8          14,775      8,251      8,051    28,329      7,565      7,365    28,329
      9          15,513      8,085      7,885    28,329      7,046      6,846    28,329
     10          16,289      7,923      7,923    28,329      6,412      6,412    28,329
     11          17,103      7,791      7,791    28,329      5,645      5,645    28,329
     12          17,959      7,660      7,660    28,329      4,704      4,704    28,329
     13          18,856      7,531      7,531    28,329      3,553      3,553    28,329
     14          19,799      7,404      7,404    28,329      2,144      2,144    28,329
     15          20,789      7,278      7,278    28,329        415        415    28,329
     16          21,829      7,154      7,154    28,329         --         --        --
     17          22,920      7,031      7,031    28,329         --         --        --
     18          24,066      6,911      6,911    28,329         --         --        --
     19          25,270      6,791      6,791    28,329         --         --        --
     20          26,533      6,674      6,674    28,329         --         --        --
     25          33,864      6,107      6,107    28,329         --         --        --
     35          55,160      5,079      5,079    28,329         --         --        --

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0.00%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

60                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

                         PART I. FINANCIAL INFORMATION
                                    ITEM 1.
                              FINANCIAL STATEMENTS

    The following unaudited condensed consolidated financial statements of Hartford Life Insurance Company and its subsidiaries (the "Company") have been prepared in accordance with generally accepted accounting principles and reflect, in the opinion of management, all adjustments which are of normal recurring nature necessary to present fairly the financial position, the results of operations and the cash flows for the periods presented. Certain reclassifications of prior year results were made to conform to current presentation. Interim results are not indicative of the results which may be expected for any other interim period or the full year. Certain statements contained in this discussion, other than statements of historical fact, are forward-looking statements. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made based upon management's expectations and beliefs concerning future developments and their potential effect on the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of these future developments on the Company will be those anticipated by management. Actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including those described with the forward-looking statements. For a description of accounting policies, see Note 1 to Consolidated Financial Statements in the 1996 Form 10-K. The Company is an indirect subsidiary of Hartford Life, Inc. ("HLI"). Accordingly, the financial statements presented below are a partial disclosure of HLI's financial statements. For a full disclosure of HLI's operations, refer to the HLI Form 10-Q, as filed with the Securities and Exchange Commission, for the quarter ended September 30, 1997.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              61
--------------------------------------------------------------------------------

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                 (IN MILLIONS)

                                                        QUARTER
                                                         ENDED        SIX MONTHS
                                                       SEPTEMBER         ENDED
                                                          30,        SEPTEMBER 30,
                                                      -----------   ---------------
                                                      1997   1996    1997     1996
                                                      ----   ----   ------   ------
                                                      (UNAUDITED)     (UNAUDITED)
 Revenues
   Premiums and other considerations...............   $360   $319   $  993   $1,262
   Net investment income...........................    319    355      978    1,006
   Net realized capital gains (losses).............     --   (202)       4     (203)
                                                      ----   ----   ------   ------
     Total Revenues................................    679    472    1,975    2,065
                                                      ----   ----   ------   ------
 Benefits, Claims and Expenses
   Benefits, claims and claim adjustment
    expenses.......................................    318    447      970    1,235
   Amortization of deferred policy acquisition
    costs..........................................     80     68      252      197
   Dividends to policyholders......................     47     63      119      410
   Other insurance expenses........................    105     58      295      256
                                                      ----   ----   ------   ------
     Total benefits, claims and expenses...........    550    636    1,636    2,098
                                                      ----   ----   ------   ------
   Income (loss) before income tax expense.........    129   (164)     339      (33)
   Income tax expense (benefit)....................     48    (58)     121      (13)
                                                      ----   ----   ------   ------
 Net income (loss).................................   $ 81   $(106) $  218   $  (20)
                                                      ----   ----   ------   ------
                                                      ----   ----   ------   ------

62                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                        (IN MILLIONS EXCEPT SHARE DATA)

                                                       SEPTEMBER
                                                          30,        DECEMBER 31,
                                                         1997            1996
                                                      -----------    ------------
                                                      (UNAUDITED)
 Assets
   Investments:
   Fixed maturities, available for sale, at fair
    value (amortized cost $13,849 and $13,579).....     $14,046        $13,624
   Equity securities, available for sale, at fair
    value..........................................         155            119
   Mortgage loans, at outstanding balance..........          --              2
   Policy loans, at outstanding balance............       3,747          3,836
   Other investments, at cost......................          48             54
                                                      -----------    ------------
     Total investments.............................      17,996         17,635
   Cash............................................          53             43
   Premiums and amounts receivable.................         134            137
   Reinsurance recoverable.........................       6,356          6,259
   Accrued investment income.......................         359            407
   Deferred policy acquisition costs...............       3,156          2,760
   Deferred income tax.............................         431            474
   Other assets....................................         246            357
   Separate account assets.........................      64,020         49,690
                                                      -----------    ------------
     Total assets..................................     $92,751        $77,762
                                                      -----------    ------------
                                                      -----------    ------------
 Liabilities and Stockholders' Equity
   Future policy benefits..........................     $ 3,124        $ 2,474
   Other policyholder funds........................      21,168         22,134
   Other liabilities...............................       2,224          1,572
   Separate account liabilities....................      64,020         49,690
                                                      -----------    ------------
     Total liabilities.............................      90,536         75,870
                                                      -----------    ------------
                                                      -----------    ------------
   Common stock--authorized 1,000 shares, $5,690
    par value, issued and outstanding 1,000
    shares.........................................           6              6
   Additional paid-in capital......................       1,045          1,045
   Unrealized gain on securities, net of tax.......         135             30
   Retained earnings...............................       1,029            811
                                                      -----------    ------------
     Total stockholders' equity....................       2,215          1,892
                                                      -----------    ------------
   Total liabilities and stockholders' equity......     $92,751        $77,762
                                                      -----------    ------------
                                                      -----------    ------------

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              63
--------------------------------------------------------------------------------

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                             NINE MONTHS ENDED
                                               SEPTEMBER 30,
                                            --------------------
                                              1997        1996
                                            --------    --------
                                                (UNAUDITED)
 Operating Activities:
   Net income (loss).....................   $    218    $    (20)
   Adjustments to net income (loss):
     Net realized capital (gains)
      losses.............................         (4)        203
     Net increase in deferred policy
      acquisition costs..................       (396)       (399)
     Net amortization of premium on fixed
      maturities.........................          5           6
     Increase in deferred income tax
      benefit............................        (14)       (188)
     Decrease in premiums and amounts
      receivable.........................          3          75
     Decrease in other assets............        169          15
     Increase in reinsurance
      recoverable........................       (310)       (254)
     Increase in liability for future
      policy benefits....................        650         278
     Increase in other liabilities.......        131         116
     Decrease in accrued investment
      income.............................         48          --
                                            --------    --------
       Cash provided by (used for)
       operating activities..............        500        (168)
                                            --------    --------
 Investing Activities:
   Purchases of fixed maturities
    investments..........................     (4,628)     (4,111)
   Sales of fixed maturities
    investments..........................      3,039       2,450
   Maturities and principal paydowns of
    fixed maturities investments.........      1,643       2,124
   Net sales (purchases) of other
    investments..........................         32        (339)
   Net (purchases) sales of short-term
    investments..........................        (70)        328
                                            --------    --------
       Cash provided by investing
       activities........................         16         452
                                            --------    --------
 Financing Activities:
   Net disbursements for investment and
    universal life-type contracts charged
    from policyholder accounts...........       (506)       (316)
   Capital contribution..................         --          38
                                            --------    --------
       Cash used for financing
       activities........................       (506)       (278)
                                            --------    --------
   Net increase in cash..................         10           6
   Cash at beginning of period...........         43          46
                                            --------    --------
 Cash at end of period...................   $     53    $     52
                                            --------    --------
                                            --------    --------

64                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

 NOTE 1. HARTFORD LIFE INC. INITIAL PUBLIC OFFERING

    On February 10, 1997, HLI, an indirect parent of the Company, filed a registration statement with the Securities and Exchange Commission, as amended, relating to the Initial Public Offering ("IPO") of up to 20% of HLI's Class A common stock. Pursuant to the IPO on May 22, 1997, HLI sold to the public 26 million shares at $28.25 per share and received net proceeds of $687. Of the proceeds, $527 was used to retire debt related to HLI's promissory notes outstanding and the line of credit discussed in the note below with the remaining $160 contributed to HLI's insurance subsidiaries to be used for working capital and other general corporate purposes.

    The 26 million shares sold from the IPO represent approximately 18.6% of the equity ownership in HLI and approximately 4.4% of the combined voting power of HLI's Class A and Class B Common Stock. The Hartford Financial Services Group, Inc. ("The Hartford"), an indirect parent of HLI, owns all of the 114 million outstanding shares of Class B Common Stock of HLI, representing 81.4% of the equity ownership in HLI and approximately 95.6% of the combined voting power of HLI's Class A and Class B Common Stock. Holders of Class A Common Stock generally have identical rights to the holders of Class B Common Stock except that the holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on all matters submitted to a vote of the HLI stockholders.

 NOTE 2. HARTFORD LIFE INC. DEBT OFFERING

    On February 7, 1997, HLI declared a dividend of $1,184 payable to its direct parent, Hartford Accident and Indemnity Company ("HA&I"). As a result, HLI borrowed $1,084 on February 18, 1997, pursuant to a $1,300 line of credit, with interest payable at the two-month Eurodollar rate plus 15 basis points, which, together with a promissory note in the amount of $100, was paid as a dividend to HA&I on February 20, 1997. Of the $1,184 dividend, $893 constituted a repayment of the portion of HLI's third party indebtedness internally allocated, for financial reporting purposes, to HLI's insurance subsidiaries (the "Allocated Advances"). In addition, on April 4, 1997, HLI declared and paid a dividend of $25 to its parent in the form of a promissory note. Subsequently, $12 of this note was forgiven in the form of a capital contribution from HA&I.

    On February 14, 1997, HLI filed a shelf registration statement for the issuance and sale of up to $1.0 billion in the aggregate of senior debt securities, subordinated debt securities and preferred stock. On June 17, 1997, HLI issued $650 of unsecured redeemable long-term debt in the form of notes and debentures. Of this amount, $200 was in the form of 6.90% notes due June 15, 2004, $200 of 7.10% notes due June 15, 2007, and $250 of 7.65% debentures due June 15, 2027. Interest on each of the notes and debentures is payable semi-annually on June 15 and December 15, of each year, commencing December 15, 1997. HLI also issued $50 of short-term debt in the form of commercial paper. Of the proceeds from this issuance, $670 was used to retire the remaining balance on the $1,300 line of credit with the remainder being used for working capital and other general corporate purposes. Subsequently, HLI reduced the capacity of the line of credit from $1,300 to $250, which will be primarily used to support the commercial paper program.

 NOTE 3. CONTINGENCIES

(A) LITIGATION

    The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurances, management, at the present time, does not anticipate that the ultimate liability arising from such pending or threatened litigation will have a material effect on the financial condition or operating results of the Company.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              65
--------------------------------------------------------------------------------

                    ITEM 2. MANAGEMENT'S NARRATIVE ANALYSIS
                            OF RESULTS OF OPERATIONS
                                 (IN MILLIONS)
           QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

SEGMENT RESULTS

                                                          NINE MONTHS ENDED
                                     QUARTER ENDED
                                     SEPTEMBER 30,          SEPTEMBER 30,
                                 ----------------------  --------------------
                                    1997        1996       1997       1996
                                    -----     ---------  ---------  ---------
Annuity........................   $      56   $      40  $     148  $     110
Individual Life Insurance......          15          11         38         30
Employee Benefits..............           8           8         23         22
Guaranteed Investment
  Contracts....................          --        (184)        --       (214)
Corporate Operation............           2          19          9         32
                                        ---   ---------  ---------  ---------
Net Income (Loss)..............   $      81   $    (106) $     218  $     (20)
                                        ---   ---------  ---------  ---------
                                        ---   ---------  ---------  ---------

    Net income was $81 and $218 for the third quarter and nine months ended September 30, 1997, as compared to a loss of $106 and $20 for the same periods in 1996. Included in the results for the third quarter and nine months ended September 30, 1996, are after-tax losses, primarily related to Closed Book GRC, of $179 and $210. Excluding these after-tax losses, operating income increased $8, or 11%, and $28, or 15%, for the third quarter and nine months ended September 30, 1997, compared to the same periods in 1996. Net income in the Annuity segment increased due to higher fee income on growing account values as well as strong new business sales. Net income in the Individual Life Insurance segment increased due to cost of insurance charges and other fee income on a growing block of life insurance in-force. Guaranteed Investment Contracts reported no net income in the third quarter of 1997 consistent with management's expectations that net income (loss) subsequent to 1996 will be immaterial.

ANNUITY

                                     QUARTER ENDED       NINE MONTHS ENDED
                                     SEPTEMBER 30,         SEPTEMBER 30,
                                  --------------------  --------------------
                                    1997       1996       1997       1996
                                  ---------  ---------  ---------  ---------
Revenues........................  $     336  $     241  $     924  $     707
Expenses........................        280        201        776        597
                                  ---------  ---------  ---------  ---------
Net Income......................  $      56  $      40  $     148  $     110
                                  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------

    Revenues, which are primarily comprised of investment income and fees earned on assets under management, grew $95 or 39%, to $336 in the third quarter of 1997 and $217 or 31%, to $924 for the nine months ended September 30, 1997, compared to the same periods in 1996. This growth resulted from an increase in the average account value, primarily driven by individual variable annuities, of $15.4 billion, or 36%, to $57.9 billion as of September 30, 1997 from $42.5 billion as of September 30, 1996, as a result of strong sales and market appreciation in the separate account assets. Individual annuity sales were approximately $2.6 billion and $7.6 billion for the third quarter and nine months ended September 30, 1997, respectively, as compared to sales of $2.4 billion and $7.4 billion, respectively, for the same periods in 1996. Growth in the assets under management by this segment also resulted in increased expenses related to other insurance expenses, amortization of deferred policy acquisition costs and taxes. Expenses increased $79, or 39%, to $280 in the third quarter of 1997 and $179, or 30%, to $776 for the nine months ended September 30, 1997, compared to the same periods in 1996. Net income increased $16, or 40%, to $56 in the third quarter of 1997 and $38, or 35%, to $148 for the nine months ended September 30, 1997, compared to the same periods in 1996.

INDIVIDUAL LIFE INSURANCE

                                     QUARTER ENDED       NINE MONTHS ENDED
                                     SEPTEMBER 30,         SEPTEMBER 30,
                                  --------------------  --------------------
                                    1997       1996       1997       1996
                                  ---------  ---------  ---------  ---------
Revenues........................  $     122  $     107  $     358  $     323
Expenses........................        107         96        320        293
                                  ---------  ---------  ---------  ---------
Net Income......................  $      15  $      11  $      38  $      30
                                  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------

    Revenues increased $15, or 14%, to $122 in the third quarter of 1997 and $35, or 11%, to $358 for the nine months ended September 30, 1997, over the comparable periods in 1996. In the first quarter of 1996, a block of business was assumed from Investors Equity which increased 1996 revenues by $9. Excluding this transaction, year to date revenues increased $44, or 14% over prior year. This growth was driven by increased cost of insurance charges and other fee income earned on this growing block of business. Life insurance in-force grew approximately $3 billion, or 6%, for September 30, 1997 over the prior period, primarily due to sales of variable life products. Expenses in this segment increased $11 or 11%, and $27 or 9%, for the third quarter and nine months ended September 30, 1997, over the same periods in 1996, consistent with this growing block of business. As a result, net income increased $4, or 36%, to $15 in the third quarter of 1997 and $8, or 27%, to $38 for the nine months ended September 30, 1997, compared to the same periods in 1996.

66                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

EMPLOYEE BENEFITS

                                     QUARTER ENDED       NINE MONTHS ENDED
                                     SEPTEMBER 30,         SEPTEMBER 30,
                                  --------------------  --------------------
                                    1997       1996       1997       1996
                                  ---------  ---------  ---------  ---------
Revenues........................  $     150  $     223  $     471  $     976
Expenses........................        142        215        448        954
                                  ---------  ---------  ---------  ---------
Net Income......................  $       8  $       8  $      23  $      22
                                  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------

    Revenues declined $73, or 33%, to $150 in the third quarter of 1997 and $505, or 52%, for the nine months ended September 30, 1997, as compared to the same periods in 1996. This decline is mainly related to the passage of the Health Insurance Portability and Accountability Act of 1996, which effectively eliminated all future sales of leveraged COLI due to the phase out of the interest deduction on policy loans by 1998. The Company continues to write variable COLI. Expenses declined $73, or 34%, in the third quarter of 1997 and $506, or 53%, for the nine months ended September 30, 1997, as compared to the same periods in 1996. Significant declines in benefits, claims and claim adjustment expenses and policyholder dividends are the result of the decline of the block of COLI business. As a result, net income was unchanged for the third quarter of 1997, as compared to the same periods in 1996 and increased $1, or 5%, for the nine months ended September 30, 1997, as compared to the same periods in 1996.

GUARANTEED INVESTMENT CONTRACTS

                                                          NINE MONTHS ENDED
                                     QUARTER ENDED
                                     SEPTEMBER 30,          SEPTEMBER 30,
                                 ----------------------  --------------------
                                    1997        1996       1997       1996
                                    -----     ---------  ---------  ---------
Revenues.......................   $      62   $    (163) $     196  $     (23)
Expenses.......................          62          21        196        191
                                        ---   ---------  ---------  ---------
Net Income (Loss)..............   $       0   $    (184) $       0  $    (214)
                                        ---   ---------  ---------  ---------
                                        ---   ---------  ---------  ---------

    This segment reported no net income for the nine months ended September 30, 1997, as compared to losses of $184 and $214 for the same periods last year. Exclusive of after-tax realized losses and other charges taken in the third quarter of 1996 related to Closed Book GRC, this segment had an operating loss of $15 and $45 for the third quarter and nine months ended September 30, 1996. These results are consistent with management's expectations that net income
(loss) from Closed Book GRC in the years subsequent to 1996 will be immaterial based on the Company's current projections for the performance of the assets and liabilities associated with Closed Book GRC due to actions taken in the third quarter of 1996. However, no assurance can be given that, under certain unanticipated economic circumstances which results in the Company's assumptions being proven inaccurate, further losses in respect of Closed Book GRC will not occur in the future.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              67
--------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Hartford Life Insurance Company and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Hartford Life Insurance Company (a Connecticut corporation and wholly-owned subsidiary of Hartford Life and Accident Insurance Company) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements and the schedules referred to below are the responsibility of Hartford Life Insurance Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hartford Life Insurance Company and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 2 of Notes to Consolidated Financial Statements, Hartford Life Insurance Company adopted a new accounting standard promulgated by the Financial Accounting Standards Board, changing its method of accounting, as of January 1, 1994, for debt and equity securities.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules listed in the Index to Consolidated Financial Statements and Schedules are presented for purposes of complying with the Securities and Exchange Commission's rules and are not a required part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                         ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 10, 1997

68                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

                       CONSOLIDATED STATEMENTS OF INCOME

                                                        FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                      ------------------------
                                                       1996     1995     1994
                                                      ------   ------   ------
                                                               ($000)
 Revenues
   Premiums and other considerations...............   $1,705   $1,487   $1,100
   Net investment income...........................    1,397    1,328    1,292
   Net realized capital (losses) gains.............     (213)     (11)       7
                                                      ------   ------   ------
     Total Revenues................................    2,889    2,804    2,399
                                                      ------   ------   ------
 Benefits, Claims and Expenses
   Benefits, claims and claim adjustment
    expenses.......................................    1,535    1,422    1,405
   Amortization of deferred policy acquisition
    costs..........................................      234      199      145
   Dividends to policyholders......................      635      675      419
   Other insurance expenses........................      427      317      227
                                                      ------   ------   ------
     Total Benefits, Claims and Expenses...........    2,831    2,613    2,196
                                                      ------   ------   ------
   Income before income tax expense................       58      191      203
   Income tax expense..............................       20       62       65
                                                      ------   ------   ------
 Net income........................................   $   38   $  129   $  138
                                                      ------   ------   ------
                                                      ------   ------   ------

The accompanying notes to consolidated financial statements are an integral part of the above statements.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              69
--------------------------------------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS

                                                       AS OF DECEMBER
                                                             31,
                                                      -----------------
                                                       1996      1995
                                                      -------   -------
                                                        (IN MILLIONS
                                                        EXCEPT SHARE
                                                            DATA)
 Assets
   Investments
   Fixed maturities, available for sale, at fair
    value (amortized cost $13,579 and $14,440).....   $13,624   $14,400
   Equity securities, available for sale, at fair
    value..........................................       119        63
   Policy loans, at outstanding balance............     3,836     3,381
   Mortgage loans, at outstanding balance..........         2       265
   Other investments, at cost......................        54       156
                                                      -------   -------
     Total investments.............................    17,635    18,265
   Cash............................................        43        46
   Premiums and amounts receivable.................       137       165
   Accrued investment income.......................       407       394
   Reinsurance recoverable.........................     6,066     6,221
   Deferred policy acquisition costs...............     2,760     2,188
   Deferred income tax.............................       474       420
   Other assets....................................       357       234
   Separate account assets.........................    49,690    36,264
                                                      -------   -------
     Total assets..................................   $77,569   $64,197
                                                      -------   -------
                                                      -------   -------

 Liabilities
   Future policy benefits..........................   $ 2,281   $ 2,373
   Other policyholder funds........................    22,134    22,598
   Other liabilities...............................     1,572     1,233
   Separate account liabilities....................    49,690    36,264
                                                      -------   -------
     Total liabilities.............................    75,677    62,468
                                                      -------   -------

 Stockholder's Equity
   Common stock, $5,690 par value, 1,000 shares
    authorized, issued and outstanding.............         6         6
   Capital surplus.................................     1,045     1,007
   Net unrealized capital gain (loss) on
    investments, net of tax........................        30       (57)
   Retained earnings...............................       811       773
                                                      -------   -------
     Total stockholder's equity....................     1,892     1,729
                                                      -------   -------
   Total liabilities and stockholder's equity......   $77,569   $64,197
                                                      -------   -------
                                                      -------   -------

The accompanying notes to consolidated financial statements are an integral part of the above statements.

70                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                       NET UNREALIZED
                                                                        CAPITAL GAIN
                                                                         (LOSS) ON                       TOTAL
                                            COMMON      CAPITAL         INVESTMENTS,     RETAINED    STOCKHOLDER'S
                                            STOCK       SURPLUS          NET OF TAX      EARNINGS       EQUITY
                                            ------   --------------    --------------    --------    -------------
                                                                        (IN MILLIONS)
 Balance, December 31, 1993..............     $6         $  676            $  (5)          $516         $1,193
   Net income............................     --             --               --            138            138
   Dividends declared on common stock....     --             --               --            (10)           (10)
   Capital contribution..................     --            150               --             --            150
   Change in net unrealized capital loss
    on investments, net of tax(1)........     --             --             (649)            --           (649)
                                              --
                                                         ------           ------         --------       ------
 Balance, December 31, 1994..............      6            826             (654)           644            822
   Net income............................     --             --               --            129            129
   Capital contribution..................     --            181               --             --            181
   Change in net unrealized capital gain
    on investments, net of tax...........     --             --              597             --            597
                                              --
                                                         ------           ------         --------       ------
 Balance, December 31, 1995..............      6          1,007              (57)           773          1,729
   Net income............................     --             --               --             38             38
   Capital contribution..................     --             38               --             --             38
   Change in net unrealized capital gain
    on investments, net of tax...........     --             --               87             --             87
                                              --
                                                         ------           ------         --------       ------
 Balance, December 31, 1996..............     $6         $1,045            $  30           $811         $1,892
                                              --
                                              --
                                                         ------           ------         --------       ------
                                                         ------           ------         --------       ------

------------------------

(1) The 1994 change in net unrealized capital loss on investments, net of tax, includes a gain of $91 due to the adoption of SFAS No. 115 as discussed in
    Note 2(b) of Notes to Consolidated Financial Statements.

The accompanying notes to consolidated financial statements are an integral part of the above statements.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              71
--------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                            FOR THE YEARS ENDED DECEMBER 31,
                                            --------------------------------
                                              1996        1995        1994
                                            --------    --------    --------
                                                     (IN MILLIONS)
 Operating Activities
   Net income............................   $     38    $    129    $    138
   Adjustments to net income:
   Net realized capital losses (gains) on
    sale of investments..................        213          11          (7)
   Net amortization of premium on fixed
    maturities...........................         14          21          41
   Increase in deferred income taxes.....       (102)       (172)       (128)
   Increase in deferred policy
    acquisition costs....................       (572)       (379)       (441)
   Decrease (increase) in premiums and
    amounts receivable...................         10         (81)         10
   Increase in accrued investment
    income...............................        (13)        (16)       (106)
   (Increase) decrease in other assets...       (132)       (177)        101
   Decrease (increase) in reinsurance
    recoverable..........................        179         (35)         75
   (Decrease) increase in liability for
    future policy benefits...............        (92)        483         224
   Increase in other liabilities.........        477         281         191
                                            --------    --------    --------
     Cash provided by operating
      activities.........................         20          65          98
                                            --------    --------    --------
 Investing Activities
   Purchases of fixed maturity
    investments..........................     (5,747)     (6,228)     (9,127)
   Sales of fixed maturity investments...      3,459       4,845       5,713
   Maturities and principal paydowns of
    fixed maturity investments...........      2,693       1,741       1,931
   Net purchase of other investments.....       (107)       (871)     (1,338)
   Net sales (purchases) of short-term
    investments..........................         84         (24)        135
                                            --------    --------    --------
     Cash provided by (used for)
      investing activities...............        382        (537)     (2,686)
                                            --------    --------    --------
 Financing Activities
   Capital contribution..................         38          --         150
   Dividends paid........................         --          --         (10)
   Net (disbursements for) receipts from
    investment and universal life-type
    contracts (charged from) credited to
    policyholder accounts................       (443)        498       2,467
                                            --------    --------    --------
     Cash (used for) provided by
      financing activities...............       (405)        498       2,607
                                            --------    --------    --------
   Net (decrease) increase in cash.......         (3)         26          19
   Cash--beginning of year...............         46          20           1
                                            --------    --------    --------
 Cash--end of year.......................   $     43    $     46    $     20
                                            --------    --------    --------
                                            --------    --------    --------

The accompanying notes to consolidated financial statements are an integral part of the above statements.

72                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
                                 (IN MILLIONS)

 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

    These consolidated financial statements include Hartford Life Insurance Company and its wholly-owned subsidiaries (the "Company"), ITT Hartford Life and Annuity Insurance Company ("ILA") and ITT Hartford International Life Reassurance Corporation ("HLRe"), formerly American Skandia Life Reinsurance Corporation. The Company is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"), a wholly-owned subsidiary of Hartford Life, Inc. ("Hartford Life"), a direct subsidiary of Hartford Accident and Indemnity Company, an indirect subsidiary of ITT Hartford Group, Inc. ("The Hartford"). Hartford Life was formed on December 13, 1996 and capitalized on December 16, 1996 with the contribution of all the outstanding common stock of HLA. On February 10, 1997, The Hartford, the ultimate parent of Hartford Life, announced its intention to sell up to 20% of Hartford Life during the second quarter of 1997. Management believes that this transaction will not have a material impact on the operations of the Company (See Note 11).

    On December 19, 1995, ITT Industries, Inc. (formerly ITT Corporation)("ITT") distributed all the outstanding shares of capital stock of The Hartford to ITT stockholders of record on such date (the transactions relating to such distribution are referred to herein as the "ITT Spin-off"). As a result of the ITT Spin-off, The Hartford became an independent, publicly traded company.

    The Company is a leading insurance and financial services company which provides: (a) investment products such as individual variable annuities and fixed market value adjusted annuities, deferred compensation plan services and mutual funds for savings and retirement needs; (b) life insurance for income protection and estate planning; and (c) employee benefits products such as corporate owned life insurance.

 2. SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PRESENTATION

    These financial statements present the financial position, results of operations and cash flows of the Company, and all material intercompany transactions and balances between Hartford Life Insurance Company and its subsidiaries have been eliminated. The consolidated financial statements are prepared on a basis of generally accepted accounting principles which differ materially from the statutory accounting prescribed by various insurance regulatory authorities.

    The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(B) CHANGES IN ACCOUNTING PRINCIPLES

    On November 14, 1996, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes". This Issue requires companies to record income on certain structured securities on a retrospective interest method. The Company adopted EITF No. 96-12 for structured securities acquired after November 14, 1996. Adoption of EITF No. 96-12 did not have a material effect on the Company's financial condition or results of operations.

    In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". This statement established criteria for determining whether transferred assets should be accounted for as sales or secured borrowings. Subsequently, in December 1996, the FASB issued SFAS No. 127, "Deferral of Effective Date of Certain Provisions of FASB Statement No. 125", which defers the effective date of certain provisions of SFAS No. 125 for one year. Adoption of SFAS No. 125 is not expected to have a material effect on the Company's financial condition or results of operations.

    In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", which is effective in 1996. As permitted by SFAS No. 123, the Company continues to measure compensation costs of employee stock option plans (relating to options on common stock of The Hartford) using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25. As of February 10, 1997, the Company had not adopted an employee stock compensation plan. Certain officers of the Company participate in The Hartford's stock option plan.

    Compensation costs allocated by The Hartford to the Company, as well as pro forma compensation costs as determined under SFAS No. 123, were immaterial to the results of operations for 1996 and 1995.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              73
--------------------------------------------------------------------------------

    Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The new standard requires, among other things, that securities be classified as "held-to-maturity", "available-for-sale" or "trading" based on the Company's intentions with respect to the ultimate disposition of the security and its ability to effect those intentions. The classification determines the appropriate accounting carrying value (cost basis or fair value) and, in the case of fair value, whether the fair value difference from cost, net of tax, impacts stockholder's equity directly or is reflected in the Consolidated Statements of Income. Investments in equity securities had previously been and continue to be recorded at fair value with the corresponding after-tax impact included in stockholder's equity. Under SFAS No. 115, the Company's fixed maturity investments are classified as "available-for-sale" and, accordingly, these investments are reflected at fair value with the corresponding impact included as a component of stockholder's equity designated as "Net unrealized capital gain (loss) on investments, net of tax." As with the underlying investment security, unrealized capital gains and losses on derivative financial instruments are considered in determining the fair value of the portfolios. The impact of adoption was an increase to stockholder's equity of $91 million. The Company's cash flows were not impacted by this change in accounting principle.

(C) REVENUE RECOGNITION

    Revenues for universal life policies and investment products consist of policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances and are recognized in the period in which services are provided. Premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders.

(D) FUTURE POLICY BENEFITS AND OTHER POLICYHOLDER FUNDS

    Liabilities for future policy benefits are computed by the net level premium method using interest rate assumptions varying from 3% to 11% and withdrawal and mortality assumptions appropriate at the time the policies were issued. Liabilities for universal life-type and investment contracts are stated at policyholder account values before surrender charges.

(E) DEFERRED POLICY ACQUISITION COSTS

    Policy acquisition costs, including commissions and certain underwriting expenses associated with acquiring business, are deferred and amortized over the estimated lives of the contracts, generally 20 years. Generally, acquisition costs are deferred and amortized using the retrospective deposit method. Under the retrospective deposit method, acquisition costs are amortized in proportion to the present value of expected gross profits from surrender charges, investment, mortality and expense margins. Actual gross profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management periodically updates these estimates, when appropriate, and evaluates the recoverability of the deferred acquisition cost asset. When appropriate, management revises its assumptions on the estimated gross profits of these contracts and the cumulative amortization for the books of business are reestimated and readjusted by a cumulative charge or credit to income.

(F) POLICYHOLDER REALIZED CAPITAL GAINS AND LOSSES

    Realized capital gains and losses on security transactions associated with the Company's immediate participation guaranteed contracts are excluded from revenues and deferred, since under the terms of the contracts the realized gains and losses will be credited to policyholders in future years as they are entitled to receive them.

(G) FOREIGN CURRENCY TRANSLATION

    Foreign currency translation gains and losses are reflected in stockholder's equity. Balance sheet accounts are translated at the exchange rates in effect at each year end and income statement accounts are translated at the average rates of exchange prevailing during the year. The national currencies of international operations are generally their functional currencies.

(H) INVESTMENTS

    The Company's investments in fixed maturities include bonds, redeemable preferred stock and commercial paper which are classified as "available-for-sale" and accordingly are carried at fair value with the after-tax difference from cost reflected as a component of stockholder's equity designated as "Net unrealized capital gain (loss) on investments, net of tax". Equity securities, which include common and non-redeemable preferred stocks, are carried at fair value with the after-tax difference from cost reflected in stockholder's equity. Policy and mortgage loans are each carried at their outstanding balance which approximates fair value. Investments in partnerships and trusts are carried at cost. Net realized capital gains (losses), after deducting the policyholders' share, are reported as a component of revenue and are determined on a specific identification basis.

    The Company's accounting policy for impairment recognition requires recognition of an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, the Company has established specific criteria to be used in the impairment evaluation of an individual portfolio of assets. Specifically, if the asset portfolio is supporting a runoff operation, is forced to be liquidated prior to maturity to meet liability commitments, and has fair value below amortized cost, which will not materially fluctuate as a result of future

74                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

interest rate changes, then an other than temporary impairment condition has been determined to have occurred. Each individual security within that portfolio is evaluated to determine whether or not it is impaired. Once an impairment charge has been recorded, the Company then continues to review the individual impaired securities for appropriate valuation on an ongoing basis.

    During 1996, it was determined that certain individual securities within the investment portfolio supporting the Company's closed block of guaranteed rate contracts ("Closed Book GRC") were impaired. With the initiation of certain hedge transactions, which eliminated the possibility that the fair value of the Closed Book GRC investments would recover to their current amortized cost, an other than temporary impairment loss of $88 after tax was determined to have occurred and was recorded.

(I) DERIVATIVE FINANCIAL INSTRUMENTS

    The Company uses a variety of derivative financial instruments including swaps, caps, floors, forwards and exchange traded financial futures and options as part of an overall risk management strategy. These instruments are used as a means of hedging exposure to price, foreign currency and/or interest rate risk on anticipated investment purchases or existing assets and liabilities. The Company does not hold or issue derivative financial instruments for trading purposes. The Company's accounting for derivative financial instruments used to manage risk is in accordance with the concepts established in SFAS No. 80, "Accounting for Futures Contracts," SFAS No. 52, "Foreign Currency Translation", American Institute of Certified Public Accountants Statement of Position 86-2, "Accounting for Options", and various EITF pronouncements. Written options are, in all cases, used in conjunction with other assets and derivatives as part of the Company's asset/liability management strategies. Derivative instruments are carried at values consistent with the asset or liability being hedged. Derivatives used to hedge fixed maturities or equities are carried at fair value with the after-tax difference from cost reflected in stockholder's equity. Derivatives used to hedge other invested assets or liabilities are carried at cost.

    Derivatives must be designated at inception as a hedge and measured for effectiveness both at inception and on an ongoing basis. The Company's minimum correlation threshold for hedge designation is 80%. If correlation, which is assessed monthly and measured based on a rolling three month average, falls below 80%, hedge accounting will be terminated. Derivatives used to create a synthetic asset must meet synthetic accounting criteria including designation at inception and consistency of terms between the synthetic and the instrument being replicated. Interest rate swaps are the primary type of derivatives used to convert London interbank offered quotations for U.S. dollar deposits ("LIBOR") based variable rate instruments to fixed rate instruments. Synthetic instrument accounting, consistent with industry practice, provides that the synthetic asset is accounted for like the financial instrument it is intended to replicate. Derivatives which fail to meet risk management criteria are marked to market with the impact reflected in the Consolidated Statements of Income.

    Gains or losses on financial futures contracts entered into in anticipation of the future receipt of product cash flows are deferred and, at the time of the ultimate purchase, reflected as an adjustment to the cost basis of the purchased asset. Gains or losses on futures used in invested asset risk management are deferred and adjusted into the cost basis of the hedged asset when the futures contracts are closed, except for futures used in duration hedging which are deferred and are adjusted into the cost basis on a quarterly basis. The adjustments to the cost basis are amortized into investment income over the remaining asset life.

    Open forward commitment contracts are marked to market through stockholder's equity. Such contracts are recorded at settlement by recording the purchase of the specified securities at the previously committed price. Gains or losses resulting from the termination of the forward commitment contracts before the delivery of the securities are recognized immediately in the Consolidated Statements of Income as a component of net investment income.

    The cost of purchased options and/or premiums received on covered written options, entered into as part of an asset/liability management strategy, is/are adjusted into the cost basis of the underlying asset or liability and amortized over the remaining life of the hedge. Gains or losses on expiration or termination of the hedge are adjusted into the basis of the underlying asset or liability and amortized over the remaining asset life. The Company had no written options as of December 31, 1996 and 1995.

    Interest rate swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net receipts or payments are accrued and recognized over the life of the swap agreement as an adjustment to income. Should the swap be terminated, the gain or loss is adjusted into the basis of the asset or liability and amortized over the remaining life. Should the hedged asset be sold or liability terminated without terminating the swap position, any swap gains or losses are immediately recognized in earnings. Interest rate swaps purchased in anticipation of an asset purchase (an "anticipatory transaction") are recognized consistent with the underlying asset components such that the settlement component is recognized in the Consolidated Statements of Income while the change in market value is recognized as an unrealized gain or loss.

    Premiums paid on purchased floor or cap agreements and the premium received on issued floor or cap agreements (used for risk management) are adjusted into the

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              75
--------------------------------------------------------------------------------

basis of the applicable asset and amortized over the asset life. Gains or losses on termination of such positions are adjusted into the basis of the asset or liability and amortized over the remaining asset life. Net payments are recognized as an adjustment to income or basis adjusted and amortized depending on the specific hedge strategy.

    Forward exchange contracts and foreign currency swaps are accounted for in accordance with SFAS No. 52.
(J) RELATED PARTY TRANSACTIONS
    Transactions of the Company with HLA and its affiliates relate principally to tax settlements, reinsurance, insurance coverage, rental and service fees and payment of dividends and capital contributions. In addition, certain affiliated insurance companies purchased group annuity contracts from the Company to fund pension costs and claim annuities to settle casualty claims. Substantially all general insurance expenses related to the Company, including rent and employee benefit plan expenses, are initially paid by Hartford Fire Insurance Company, an indirect subsidiary of The Hartford ("Hartford Fire"). Direct expenses are allocated to the Company using specific identification, and indirect expenses are allocated using other applicable methods. Indirect expenses include those for corporate areas which, depending on the type, are allocated based on either a percentage of direct expenses or on utilization. Indirect expenses allocated to the Company by Hartford Fire were $40, $45 and $41 in 1996, 1995 and 1994, respectively. Management of the Company believes that the methods used are reasonable. In addition, the Company was charged its share of costs allocated to The Hartford by ITT prior to the ITT Spin-off, which were immaterial in 1995 and 1994. The Company had a receivable from The Hartford of $1 and a payable to The Hartford of $2 at December 31, 1996 and 1995, respectively.
    In 1996, the Company ceded approximately $33.3 billion of group life insurance in force and $318 million of disability premium to HLA and assumed $8.5 billion of individual life insurance in force from HLA.

    On June 30, 1995, the ownership of ITT Lyndon Insurance Company was transferred to the Company via a capital contribution of $181 million, representing the net assets of the company. Also, in 1996, the Company received a capital contribution of $37.5 million from its parent HLA.

(K) DIVIDENDS TO POLICYHOLDERS

    Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of the life insurance subsidiaries of the Company. The participating insurance in force accounted for 44%, 41%, and 43% in 1996, 1995, and 1994, respectively, of total life insurance in force.

 3. INVESTMENTS

(A) COMPONENTS OF NET INVESTMENT INCOME

                                     YEAR ENDED DECEMBER 31,
                                 -------------------------------
                                   1996       1995       1994
                                 ---------  ---------  ---------
Interest income................  $   1,452  $   1,338  $   1,247
(Losses) income from other
 investments...................        (42)         1         54
                                 ---------  ---------  ---------
Gross investment income........      1,410      1,339      1,301
Less: Investment expenses......         13         11          9
                                 ---------  ---------  ---------
Net investment income..........  $   1,397  $   1,328  $   1,292
                                 ---------  ---------  ---------
                                 ---------  ---------  ---------

(B) COMPONENTS OF NET REALIZED CAPITAL GAINS (LOSSES)

                                     YEAR ENDED DECEMBER 31,
                                 -------------------------------
                                   1996       1995       1994
                                 ---------  ---------  ---------
Fixed maturities...............  $    (201) $      23  $     (34)
Equity securities..............          2         (6)       (11)
Real estate and other..........         (4)       (25)        47
Less: (Increase) decrease in
 liability to policyholders for
 realized capital gains
 (losses)......................        (10)        (3)         5
                                 ---------  ---------  ---------
Net realized capital (losses)
 gains.........................  $    (213) $     (11) $       7
                                 ---------  ---------  ---------
                                 ---------  ---------  ---------

(C) NET UNREALIZED CAPITAL GAINS (LOSSES) ON EQUITY SECURITIES

                                         YEAR ENDED DECEMBER 31,
                                   -----------------------------------
                                      1996         1995        1994
                                      -----        -----     ---------
Gross unrealized gains...........   $      13    $       4   $       2
Gross unrealized losses..........          (1)          (2)        (11)
                                          ---          ---   ---------
Net unrealized capital gains
 (losses)........................          12            2          (9)
Deferred income tax liability
 (asset).........................           4            1          (3)
                                          ---          ---   ---------
Net unrealized capital gains
 (losses), after tax.............           8            1          (6)
Balance beginning of year........           1           (6)         (5)
                                          ---          ---   ---------
Change in net unrealized capital
 gains (losses) on investments...   $       7    $       7   $      (1)
                                          ---          ---   ---------
                                          ---          ---   ---------

76                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

(D) NET UNREALIZED CAPITAL GAINS (LOSSES) ON FIXED MATURITIES

                                                          YEAR ENDED DECEMBER 31,
                                                         --------------------------
                                                          1996     1995      1994
                                                         ------   ------   --------
Gross unrealized gains.................................  $  386   $  529   $    150
Gross unrealized losses................................    (341)    (569)    (1,185)
Unrealized (gains) losses credited to policyholders....     (11)     (52)        37
                                                         ------   ------   --------
Net unrealized capital gains (losses)..................      34      (92)      (998)
Deferred income tax liability (asset)..................      12      (34)      (350)
                                                         ------   ------   --------
Net unrealized capital gains (losses), after tax.......      22      (58)      (648)
Balance beginning of year..............................     (58)    (648)       161
                                                         ------   ------   --------
Change in net unrealized capital gains (losses) on
 investments...........................................  $   80   $  590   $   (809)
                                                         ------   ------   --------
                                                         ------   ------   --------

(E) COMPONENTS OF FIXED MATURITIES INVESTMENTS

                                                             AS OF DECEMBER 31, 1996
                                                         -------------------------------
                                                                     GROSS
                                                                   UNREALIZED
                                                         AMORTIZED ------------   FAIR
                                                          COST    GAINS LOSSES    VALUE
                                                         -------  ----  ------   -------
U.S. government and government agencies and authorities
 (guaranteed and sponsored)............................  $  166   $ 12  $   (3)  $   175
U.S. government and government agencies and authorities
 (guaranteed and sponsored)--asset-backed..............   1,970    161    (128)    2,003
States, municipalities and political subdivisions......     373      6     (11)      368
International governments..............................     281     12      (4)      289
Public utilities.......................................     877     12      (8)      881
All other corporate including international............   4,656    120    (107)    4,669
All other corporate--asset-backed......................   3,601     49     (59)    3,591
Short-term investments.................................   1,655     14     (21)    1,648
                                                         -------  ----  ------   -------
    Total fixed maturities.............................  $13,579  $386  $ (341)  $13,624
                                                         -------  ----  ------   -------
                                                         -------  ----  ------   -------


                                                             AS OF DECEMBER 31, 1995
                                                         -------------------------------
                                                                     GROSS
                                                                   UNREALIZED
                                                         AMORTIZED ------------   FAIR
                                                          COST    GAINS LOSSES    VALUE
                                                         -------  ----  ------   -------
U.S. government and government agencies and authorities
 (guaranteed and sponsored)............................  $  502   $  4  $   (9)  $   497
U.S. government and government agencies and authorities
 (guaranteed and sponsored)--asset-backed..............   3,568    210    (387)    3,391
States, municipalities and political subdivisions......     201      4      (3)      202
International governments..............................     291     19      (4)      306
Public utilities.......................................     949     29      (2)      976
All other corporate including international............   3,065     76     (55)    3,086
All other corporate--asset-backed......................   5,056    187    (109)    5,134
Short-term investments.................................     808     --      --       808
                                                         -------  ----  ------   -------
    Total fixed maturities.............................  $14,440  $529  $ (569)  $14,400
                                                         -------  ----  ------   -------
                                                         -------  ----  ------   -------

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              77
--------------------------------------------------------------------------------

    The amortized cost and fair value of fixed maturities at December 31, 1996, by maturity, are shown below. Asset-backed securities, including mortgage-backed securities and collateralized mortgage obligations, are distributed to maturity year based on the Company's estimates of the rate of future prepayments of principal over the remaining lives of such securities. These estimates are developed using prepayment speeds reported in broker consensus data and can be expected to vary from actual experience. Expected maturities differ from contractual maturities due to call or prepayment provisions.

         MATURITY           AMORTIZED COST  FAIR VALUE
--------------------------  --------------  -----------
One year or less..........    $    2,632     $   2,642
Over one year through five
 years....................         5,871         5,928
Over five years through
 ten years................         3,320         3,311
Over ten years............         1,756         1,743
                                 -------    -----------
    Total.................    $   13,579     $  13,624
                                 -------    -----------
                                 -------    -----------

    Sales of fixed maturities excluding short-term fixed maturities for the years ended December 31, 1996, 1995 and 1994 resulted in proceeds of $3,459, $4,848 and $5,708, respectively, resulting in gross realized capital gains of $87, $91 and $71, respectively, and gross realized capital losses (including investment writedowns) of $298, $72 and $100, respectively, not including policyholder gains and losses. Sales of equity securities for the years ended December 31, 1996, 1995 and 1994 resulted in proceeds of $74, $64 and $159, respectively, resulting in gross realized capital gains of $2, $28 and $3, respectively, and gross realized capital losses of $0, $59 and $14, respectively, not including policyholder gains and losses.

(F) CONCENTRATION OF CREDIT RISK

    As of December 31, 1996, the Company had a reinsurance recoverable of $3.8 billion from Mutual Benefit Life Assurance Corporation ("Mutual Benefit"), supported by assets in a security trust of $3.8 billion (including policy loans of $3.3 billion). The risk of Mutual Benefit becoming insolvent is mitigated by the reinsurance agreement's requirement that the assets be kept in a security trust with the Company as sole beneficiary. Excluding investments in U.S. government and agencies, the Company has no other significant concentrations of credit risk in fixed maturities.

(G) DERIVATIVE INVESTMENTS

    Derivatives play an important role in facilitating the management of interest rate risk, creating opportunities to fund product obligations hedging against indexation risks that affect the value of certain liabilities and adjusting broad investment risk characteristics when dictated by significant changes in market risks. As an end user of derivatives, the Company uses a variety of derivative financial instruments, including swaps, caps, floors, forwards and exchange traded financial futures and options in order to hedge exposure to price, foreign currency and/or interest rate risk on anticipated investment purchases or existing assets and liabilities. The notional amounts of derivative contracts represent the basis upon which pay and receive amounts are calculated and are not reflective of credit risk for derivative contracts. Credit risk for derivative contracts is limited to the amounts calculated to be due to the Company on such contracts. The Company believes it maintains prudent policies regarding the financial stability and credit standing of its major counterparties and typically requires credit enhancement provisions to further limit its credit risk. Many of these derivative contracts are bilateral agreements that are not assignable without the consent of the relevant counterparty. Notional amounts pertaining to derivative financial instruments totaled $9.9 billion and $8.8 billion at December 31, 1996 and 1995, respectively ($7.4 billion and $7.1 billion related to life insurance investments and $2.5 billion and $1.7 billion related to life insurance liabilities at December 31, 1996 and 1995, respectively).

78                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

    The following table summarizes the Company's derivatives, segregated by major categories, as of December 31, 1996 and 1995:

                                                                             AMOUNTS HEDGED (NOTIONAL AMOUNTS) (EXCLUDING
                                                                                          LIABILITY HEDGES)
                                                                          --------------------------------------------------
                                                                                                   PURCHASED
                                                                            TOTAL    ISSUED CAPS   OPTIONS,
                                                                          CARRYING        &         CAPS &
1996                                                                        VALUE     FLOORS(C)    FLOORS(D)    FUTURES(E)
------------------------------------------------------------------------  ---------  -----------  -----------  -------------
Asset-backed securities (excluding inverse floaters and anticipatory)...  $   5,242   $     500    $   2,454     $      --
Inverse floaters(a).....................................................        352          98          856            --
Anticipatory(g).........................................................         --          --           --           132
Other bonds and notes...................................................      7,369         425          440             5
Short-term investments..................................................        661          --           --            --
                                                                          ---------  -----------  -----------        -----
    Total fixed maturities..............................................     13,624       1,023        3,750           137
Equity securities, policy loans and other investments...................      4,011          --           --            --
                                                                          ---------  -----------  -----------        -----
    Total investments...................................................  $  17,635   $   1,023    $   3,750     $     137
                                                                          ---------  -----------  -----------        -----
                                                                          ---------  -----------  -----------        -----
    Total derivatives-fair value(b).....................................              $     (10)   $      35     $      --
                                                                                     -----------  -----------        -----
                                                                                     -----------  -----------        -----


                                                                             AMOUNTS HEDGED (NOTIONAL AMOUNTS) (EXCLUDING
                                                                                          LIABILITY HEDGES)
                                                                          --------------------------------------------------
                                                                                                   PURCHASED
                                                                            TOTAL    ISSUED CAPS   OPTIONS,
                                                                          CARRYING        &         CAPS &
1995                                                                        VALUE     FLOORS(C)    FLOORS(D)    FUTURES(E)
------------------------------------------------------------------------  ---------  -----------  -----------  -------------
Asset-backed securities (excluding inverse floaters and anticipatory)...  $   5,764   $     118    $   3,133     $     322
Inverse floaters(a).....................................................        711         560          354             6
Anticipatory(g).........................................................         --          --           --           213
Other bonds and notes...................................................      7,118          33           66           322
Short-term investments..................................................        807          --           --            --
                                                                          ---------  -----------  -----------        -----
    Total fixed maturities..............................................     14,400         711        3,553           863
Equity securities, policy loans and other investments...................      3,865          --           --            --
                                                                          ---------  -----------  -----------        -----
    Total investments...................................................  $  18,265   $     711    $   3,553     $     863
                                                                          ---------  -----------  -----------        -----
                                                                          ---------  -----------  -----------        -----
    Total derivatives-fair value(b).....................................              $     (32)   $      46     $      --
                                                                                     -----------  -----------        -----
                                                                                     -----------  -----------        -----


                                                                           INTEREST      FOREIGN       TOTAL
                                                                             RATE       CURRENCY     NOTIONAL
1996                                                                       SWAPS(H)     SWAPS(F)      AMOUNT
------------------------------------------------------------------------  -----------  -----------  -----------
Asset-backed securities (excluding inverse floaters and anticipatory)...   $     941    $      --    $   3,895
Inverse floaters(a).....................................................         346           --        1,300
Anticipatory(g).........................................................          --           --          132
Other bonds and notes...................................................       1,079          125        2,074
Short-term investments..................................................          --           --           --
                                                                          -----------       -----   -----------
    Total fixed maturities..............................................       2,366          125        7,401
Equity securities, policy loans and other investments...................          19           --           19
                                                                          -----------       -----   -----------
    Total investments...................................................   $   2,385    $     125    $   7,420
                                                                          -----------       -----   -----------
                                                                          -----------       -----   -----------
    Total derivatives-fair value(b).....................................   $     (25)   $      (9)   $      (9)
                                                                          -----------       -----   -----------
                                                                          -----------       -----   -----------

                                                                           INTEREST      FOREIGN       TOTAL
                                                                             RATE       CURRENCY     NOTIONAL
1995                                                                       SWAPS(H)     SWAPS(F)      AMOUNT
------------------------------------------------------------------------  -----------  -----------  -----------
Asset-backed securities (excluding inverse floaters and anticipatory)...   $     290    $      --    $   3,863
Inverse floaters(a).....................................................         681           --        1,601
Anticipatory(g).........................................................          25           --          238
Other bonds and notes...................................................         757          187        1,365
Short-term investments..................................................          --           --           --
                                                                          -----------       -----   -----------
    Total fixed maturities..............................................       1,753          187        7,067
Equity securities, policy loans and other investments...................          18           --           18
                                                                          -----------       -----   -----------
    Total investments...................................................   $   1,771    $     187    $   7,085
                                                                          -----------       -----   -----------
                                                                          -----------       -----   -----------
    Total derivatives-fair value(b).....................................   $    (108)   $     (24)   $    (118)
                                                                          -----------       -----   -----------
                                                                          -----------       -----   -----------

------------------------

(a) Inverse floaters are variations of collateralized mortgage obligations ("CMOs") for which the coupon rates move inversely with an index rate such as LIBOR. The risk to principal is considered negligible as the underlying collateral for the securities is guaranteed or sponsored by government agencies. To address the volatility risk created by the coupon variability, the Company uses a variety of derivative instruments, primarily interest rate swaps and purchased caps and floors.

(b) The fair value of derivative instruments including swaps, caps, floors, futures, options and forward commitments, was determined using a pricing model which is validated through quarterly comparison to dealer quoted market prices, for 1996 and dealer quoted prices for 1995.

(c) The 1996 data includes issued caps of $433 with a weighted average strike rate of 8.21% (ranging from 7.0% to 9.5%) and over 93% maturing in 2000 through 2005. In addition, issued floors totaled $590, had a weighted average strike rate of 5.17% (ranging from 5.00% to 7.85%) with all of them maturing by the end of 2005. The 1995 data includes issued caps of $475 with a weighted average strike rate of 8.5% (ranging from 7.0% to 10.4%) and over 85% maturing in 2000 through 2004. In addition, issued floors totaled $236, had a weighted average strike rate of 8.1% (ranging from 5.3% to 10.9%) and mature through 2007, with 76% maturing by 2004.

(d) The 1996 data includes purchased floors of $2.4 billion and purchased caps of $1.3 billion. The floors had a weighted average strike rate of 5.84% (ranging from 3.70% to 7.85%) and over 87% mature in 1997 through 1999. The options mature in 1997. The caps had a weighted average strike rate of 7.59% (ranging from 4.40% to 10.125%) and over 76% mature in 1997 through 2001. The 1995 data includes purchased floors of $1.8 billion and purchased caps of $1.7 billion. The floors had a weighted average strike price of 5.8% (ranging from 3.7% to 6.8%) and over 85% mature in 1997 through 1999. The caps had a weighted average strike price of 7.5% (ranging from 4.5% and 10.1%) and over 82% mature in 1997 through 1999.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              79
--------------------------------------------------------------------------------

(e) As of December 31, 1996 and 1995, over 39% and 95%, respectively, of the notional futures contracts, expire within one year.

(f) As of December 31, 1996 and 1995, over 42% and 25%, respectively, of the Company's foreign currency swaps, expire within one year; the balance mature over the succeeding 4 to 5 years.

(g) Deferred gains and losses on anticipatory transactions are included in the carrying value of bond investments in the Consolidated Balance Sheets. At the time of the ultimate purchase, they are reflected as a basis adjustment to the purchased asset. At December 31, 1996, the Company had $1 million in net deferred gains for futures, interest rate swaps and purchased options. The Company expects to basis adjust $1 million of the deferred gains in 1997. At December 31, 1995, the Company had $5.3 million in net deferred gains for futures, interest rate swaps and purchased options.

(h) The following table summarizes the maturities by notional value of interest rate swaps outstanding at December 31, 1996 and 1995, and the related weighted average interest pay rate or receive rate. The variable rates represent spot rates (primarily 90 day LIBOR), as of December 31, 1996 and 1995. Such variable rates have been calculated assuming that the spot rates remain unchanged throughout the life of the interest rate swaps.

1996                                                             1997         1998         1999         2000         2001
------------------------------------------------------------  -----------  -----------  -----------  -----------  -----------
  PAY FIXED/RECEIVE VARIABLE
    Notional Value                                                   $--         $50          $125          $35         $125
    Weighted Average Pay Rate                                         --          5.7 %        5.9 %        5.5 %        5.5%
    Weighted Average Receive Rate                                     --          3.2 %         --          6.5 %        6.4%
  PAY VARIABLE/RECEIVE FIXED
    Notional Value                                                   $86          $25         $486          $74         $582
    Weighted Average Pay Rate                                        7.5 %         --          6.4 %        6.7 %        7.0%
    Weighted Average Receive Rate                                    5.6 %         --          5.6 %        5.7 %        6.2%
  PAY VARIABLE/RECEIVE DIFFERENT VARIABLE
    Notional Value                                                   $19          $15          $--         $200          $--
    Weighted Average Pay Rate                                        5.9 %        5.7 %         --          6.4 %         --
    Weighted Average Receive Rate                                    3.7 %        5.5 %         --          5.0 %         --
    Total Interest Rate Swaps                                       $105          $90         $611         $309         $707
    Total Weighted Average Pay Rate                                  7.2 %        5.7 %        6.3 %        6.4 %        6.7%
    Total Weighted Average Receive Rate                              5.2 %        3.8 %        4.3 %        5.4 %        6.3%


1995                                                             1996         1997         1998         1999         2000
------------------------------------------------------------  -----------  -----------  -----------  -----------  -----------
  PAY FIXED/RECEIVE VARIABLE
    Notional Value                                                  $15           $50          $--         $453          $31
    Weighted Average Pay Rate                                        5.0 %        7.2 %         --          8.1 %        7.1%
    Weighted Average Receive Rate                                    5.8 %        5.9 %         --          5.8 %        5.7%
  PAY VARIABLE/RECEIVE FIXED
    Notional Value                                                  $100          $68          $25          $25          $35
    Weighted Average Pay Rate                                        5.9 %        8.6 %        5.9 %         --          5.9%
    Weighted Average Receive Rate                                    2.4 %        7.9 %        4.0 %         --          6.5%
  PAY VARIABLE/RECEIVE DIFFERENT VARIABLE
    Notional Value                                                   $50          $18          $36          $12         $200
    Weighted Average Pay Rate                                        5.8 %         --          3.7 %        3.5 %        4.5%
    Weighted Average Receive Rate                                    5.4 %         --          5.6 %        5.2 %        6.8%
    Total Interest Rate Swaps                                       $165         $136          $61         $490         $266
    Total Weighted Average Pay Rate                                  5.8 %        7.8 %        4.6 %        7.6 %        5.0%
    Total Weighted Average Receive Rate                              3.6 %        7.2 %        4.9 %        5.4 %        6.6%

                                                                                            LATEST
1996                                                           THEREAFTER       TOTAL      MATURITY
------------------------------------------------------------  -------------  -----------  -----------
  PAY FIXED/RECEIVE VARIABLE
    Notional Value                                                   $170          $505         2003
    Weighted Average Pay Rate                                         5.7  %        5.7 %
    Weighted Average Receive Rate                                     6.9  %        4.7 %
  PAY VARIABLE/RECEIVE FIXED
    Notional Value                                                   $349        $1,602         2007
    Weighted Average Pay Rate                                         6.9  %        6.8 %
    Weighted Average Receive Rate                                     5.9  %        5.9 %
  PAY VARIABLE/RECEIVE DIFFERENT VARIABLE
    Notional Value                                                    $44          $278         2003
    Weighted Average Pay Rate                                        12.9  %        7.4 %
    Weighted Average Receive Rate                                     6.4  %        5.2 %
    Total Interest Rate Swaps                                        $563        $2,385         2007
    Total Weighted Average Pay Rate                                   7.0  %        6.6 %
    Total Weighted Average Receive Rate                               6.3  %        5.5 %
                                                                                            LATEST
1995                                                           THEREAFTER       TOTAL      MATURITY
------------------------------------------------------------  -------------  -----------  -----------
  PAY FIXED/RECEIVE VARIABLE
    Notional Value                                                   $229          $778         2004
    Weighted Average Pay Rate                                         7.8  %        7.8 %
    Weighted Average Receive Rate                                     5.9  %        5.9 %
  PAY VARIABLE/RECEIVE FIXED
    Notional Value                                                   $190          $443         2007
    Weighted Average Pay Rate                                         5.4  %        5.4 %
    Weighted Average Receive Rate                                     6.9  %        6.9 %
  PAY VARIABLE/RECEIVE DIFFERENT VARIABLE
    Notional Value                                                   $234          $550         2004
    Weighted Average Pay Rate                                        16.3  %        5.7 %
    Weighted Average Receive Rate                                     5.9  %        6.4 %
    Total Interest Rate Swaps                                        $653        $1,771         2007
    Total Weighted Average Pay Rate                                   7.3  %        6.9 %
    Total Weighted Average Receive Rate                               6.3  %        5.8 %

    In addition, interest rate sensitivity related to certain Company insurance liabilities was altered primarily through interest rate swap agreements. The notional amount of the liability agreements in which the Company generally pays one variable rate in exchange for another was $2.4 billion and $1.7 billion at December 31, 1996 and 1995, respectively. As of December 31, 1996, the weighted average pay rate was 5.6% and the weighted average receive rate was 6.5%. These agreements mature at various times through 2001.

80                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

    A reconciliation between notional amounts at December 31, 1995 and 1996 by derivative type and strategy is as follows:

                                                                                        BY DERIVATIVE TYPE
                                                                           ---------------------------------------------
                                                                               12/31/95                     MATURITIES/
                                                                            NOTIONAL AMOUNT    ADDITIONS   TERMINATIONS
                                                                           -----------------  -----------  -------------
Caps.....................................................................      $   2,184       $   1,286     $   1,715
Floors...................................................................          2,180           2,053         1,065
Options..................................................................             --              10            --
Swaps/Forwards...........................................................          3,566           3,989         2,694
Futures..................................................................            863           2,092         2,818
                                                                                  ------      -----------       ------
    Total................................................................      $   8,793       $   9,430     $   8,292
                                                                                  ------      -----------       ------
                                                                                  ------      -----------       ------


                                                                                            BY STRATEGY
                                                                           ---------------------------------------------
                                                                               12/31/95                     MATURITIES/
                                                                            NOTIONAL AMOUNT    ADDITIONS   TERMINATIONS
                                                                           -----------------  -----------  -------------
Liability................................................................      $   1,708       $   1,940     $   1,137
Anticipatory.............................................................            238             516           622
Asset....................................................................          2,984           1,265         2,137
Portfolio................................................................          3,863           5,709         4,396
                                                                                  ------      -----------       ------
    Total................................................................      $   8,793       $   9,430     $   8,292
                                                                                  ------      -----------       ------
                                                                                  ------      -----------       ------


                                                                               12/31/96
                                                                            NOTIONAL AMOUNT
                                                                           -----------------
Caps.....................................................................      $   1,755
Floors...................................................................          3,168
Options..................................................................             10
Swaps/Forwards...........................................................          4,861
Futures..................................................................            137
                                                                                  ------
    Total................................................................      $   9,931
                                                                                  ------
                                                                                  ------

                                                                               12/31/96
                                                                            NOTIONAL AMOUNT
                                                                           -----------------
Liability................................................................      $   2,511
Anticipatory.............................................................            132
Asset....................................................................          2,112
Portfolio................................................................          5,176
                                                                                  ------
    Total................................................................      $   9,931
                                                                                  ------
                                                                                  ------

(H) FAIR VALUE OF FINANCIAL INSTRUMENTS

                                                                                  AS OF DECEMBER 31,    AS OF DECEMBER 31,
                                                                                         1996                  1995
                                                                                 --------------------  --------------------
                                                                                 CARRYING     FAIR     CARRYING     FAIR
                                                                                  AMOUNT      VALUE     AMOUNT      VALUE
                                                                                 ---------  ---------  ---------  ---------
ASSETS
  Fixed maturities.............................................................  $  13,624  $  13,624  $  14,400  $  14,400
  Equity securities............................................................        119        119         63         63
  Policy loans.................................................................      3,836      3,836      3,381      3,381
  Mortgage loans...............................................................          2          2        265        265
  Investments in partnerships and trust........................................         48         48         94         97
  Other........................................................................          6         56         62         62
LIABILITIES
  Other policy benefits........................................................  $  11,707  $  11,469  $  12,727  $  12,767

    The following methods and assumptions were used to estimate the fair value of each class of financial instrument: fair value for fixed maturities and equity securities approximate those quotations published by applicable stock exchanges or received from other reliable sources; policy and mortgage loan carrying amounts approximate fair value; investments in partnerships and trusts are based on external market valuations from partnership and trust managements; fair value of derivative instruments, including swaps, caps, floors, futures, and forward commitments, is determined by using a pricing model which is validated through quarterly comparison to dealer quoted market prices; and other policy benefits payable for investment type contracts are determined by estimating future cash flows discounted at the year end market rate.

 4. INCOME TAX

    Hartford Life and The Hartford have entered into a tax sharing agreement under which each member, including the Company, in the consolidated U.S. federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by Hartford Life for the Company, subject to certain adjustments, generally will be determined as though the Company were to file separate federal, state and local income tax returns.

    As long as The Hartford continues to beneficially own, directly or indirectly, at least 80% of the combined voting power and 80% of the value of the outstanding capital stock of Hartford Life, the Company will be included for federal income tax purposes in the consolidated group of which The Hartford is the common parent. It is the current intention of The Hartford and its subsidiaries to continue to file a consolidated federal income tax return. The Company will continue to remit to (receive from) The Hartford a current income tax provision (benefit) computed in accordance with such tax sharing agreement. The Company's effective tax rate was 35%, 32% and 32% in 1996, 1995 and 1994, respectively.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              81
--------------------------------------------------------------------------------

    Income tax expense was as follows:

                                        FOR THE YEARS ENDED DECEMBER
                                                     31,
                                       -------------------------------
                                         1996       1995       1994
                                       ---------  ---------  ---------
 Current.............................  $     122  $     211  $     185
  Deferred...........................       (102)      (149)      (120)
                                       ---------  ---------  ---------
    Total............................  $      20  $      62  $      65
                                       ---------  ---------  ---------
                                       ---------  ---------  ---------

    A reconciliation of the tax provision at the U.S. federal statutory rate to the provision for income taxes was as follows:

                                        FOR THE YEARS ENDED DECEMBER
                                                     31,
                                       -------------------------------
                                         1996       1995       1994
                                       ---------  ---------  ---------
 Tax provision at U.S. statutory
  rate...............................  $      20  $      67  $      71
  Tax-exempt income..................         --         (3)        (3)
  Foreign tax credit.................         --         (4)        (1)
  Other..............................         --          2         (2)
                                       ---------  ---------  ---------
    Total............................  $      20  $      62  $      65
                                       ---------  ---------  ---------
                                       ---------  ---------  ---------

    Income taxes paid were $189, $162 and $244 in 1996, 1995 and 1994, respectively. The current tax refund due from The Hartford to the Company was $72 and $8 as of December 31, 1996 and 1995, respectively.

    Deferred tax assets (liabilities) included the following:

                                                       AS OF
                                                    DECEMBER 31,
                                                --------------------
                                                  1996       1995
                                                ---------  ---------
Tax return deferred acquisition costs.........  $     514  $     410
Financial statement deferred acquisition costs
 and reserves.................................       (242)       138
Employee benefits.............................          8          8
Unrealized (gain) loss on investments.........        (16)        32
Investments and other.........................        210       (168)
                                                ---------  ---------
    Total.....................................  $     474  $     420
                                                ---------  ---------
                                                ---------  ---------

    Prior to the Tax Reform Act of 1984, the Life Insurance Company Income Tax Act of 1959 permitted the deferral from taxation of a portion of statutory income under certain circumstances. In such circumstances, the deferred income was accumulated in a "Policyholders' Surplus Account" and will be taxable in the future only under conditions which management considers to be remote; therefore, no Federal income taxes have been provided on this deferred income. The balance for tax return purposes of the Policyholders' Surplus Account as of December 31, 1996 was $37.

 5. REINSURANCE

    The Company cedes insurance to non-affiliated insurers in order to limit its maximum loss. Such transfer does not relieve the Company of its primary liability. The Company also assumes insurance from other insurers.

    Life insurance net retained premiums were comprised of the following:

                                         YEAR ENDED DECEMBER 31,
                                     -------------------------------
                                       1996       1995       1994
                                     ---------  ---------  ---------
Gross premiums.....................  $   1,834  $   1,545  $   1,316
Insurance assumed..................        173        591        299
Insurance ceded....................       (302)      (649)      (515)
                                     ---------  ---------  ---------
    Total..........................  $   1,705  $   1,487  $   1,100
                                     ---------  ---------  ---------
                                     ---------  ---------  ---------

    Life reinsurance recoveries, which reduced death and other benefits, for the years ended December 31, 1996, 1995 and 1994 approximated $140, $220 and $164, respectively.

    In December 1994, the Company ceded to a third party $1.0 billion in individual fixed and variable annuities on a modified coinsurance basis. In December 1995, the Company ceded approximately $1.2 billion in individual variable annuities on a modified coinsurance basis to a third party. These transactions did not have a material impact on consolidated net income.

    In May 1994, the Company assumed the life insurance policies and the individual annuities of Pacific Standard with reserves and account values of approximately $434 million. The Company received cash and investment grade assets to support the life insurance and individual annuity contract obligations assumed.

 6. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

    The Company's employees are included in Hartford Fire's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for Federal income tax purposes. Generally, pension costs are funded through the purchase of the Company's group pension contracts. The cost to the Company was approximately $5, $2 and $2 in 1996, 1995 and 1994, respectively.

    The Company also provides, through Hartford Fire, certain health care and life insurance benefits for eligible retired employees. A substantial portion of the Company's employees may become eligible for these benefits upon retirement. The Company's contribution for health care benefits will depend on the retiree's date of retirement and years of service. In addition, the plan has a defined dollar cap which limits average Company contributions. The Company has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Postretirement health care and life insurance benefits

82                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

expense, allocated by The Hartford, was immaterial for 1996, 1995 and 1994, respectively.

    The assumed rate of future increases in the per capita cost of health care (the health care trend rate) was 9.3% for 1996, decreasing ratably to 6.0% in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated postretirement benefit obligation and the annual expense. To the extent that the actual experience differs from the inherent assumptions, the effect will be amortized over the average future service of the covered employees.

 7. BUSINESS SEGMENT INFORMATION

    The Company sells financial products such as fixed and variable annuities, retirement plan services, and life insurance on both an individual and a group basis. The Company divides its core businesses into three segments: Investment Products, Individual Life Insurance and Employee Benefits. In addition, the Company also maintains a corporate operation and also classifies certain of its business as Runoff operations. The Investment Products segment offers individual variable annuities and fixed market value adjusted annuities, deferred compensation and retirement plan services, mutual funds, investment management services and other financial products. The Individual Life Insurance segment sells a variety of individual life insurance products, including variable life, universal life, and interest-sensitive whole life policies. The Employee Benefits segment sells corporate owned life insurance. Through its corporate operation, the Company reports net investment income on assets representing surplus not assigned to any of its business segments and certain other revenues and expenses not specifically allocable to any of its business segments. The Company's Runoff operations are comprised of Closed Book GRC. With the exception of Closed Book GRC, net realized capital gains and losses are recognized in the period of realization but are allocated to the segments utilizing durations of the segment portfolios.

                                          YEAR ENDED DECEMBER 31,
                                      -------------------------------
                                        1996       1995       1994
                                      ---------  ---------  ---------
REVENUES
  Investment Products...............  $   1,013  $     759  $     594
  Individual Life Insurance.........        440        383        375
  Employee Benefits.................      1,366      1,273        919
  Corporate Operations..............         81         52         30
  Runoff Operations.................        (11)       337        481
                                      ---------  ---------  ---------
    Total Revenues..................  $   2,889  $   2,804  $   2,399
                                      ---------  ---------  ---------
                                      ---------  ---------  ---------


                                          YEAR ENDED DECEMBER 31,
                                      -------------------------------
                                        1996       1995       1994
                                      ---------  ---------  ---------
INCOME BEFORE INCOME TAX EXPENSE
  Investment Products...............  $     230  $     172  $     127
  Individual Life Insurance.........         68         56         39
  Employee Benefits.................         43         37         27
  Corporate Operations..............         65         16          8
  Runoff Operations.................       (348)       (90)         2
                                      ---------  ---------  ---------
    Income Before Income Tax
     Expense........................  $      58  $     191  $     203
                                      ---------  ---------  ---------
                                      ---------  ---------  ---------

                                          YEAR ENDED DECEMBER 31,
                                      -------------------------------
                                        1996       1995       1994
                                      ---------  ---------  ---------
ASSETS
  Investment Products...............  $  53,743  $  40,624  $  29,115
  Individual Life Insurance.........      3,753      3,173      2,808
  Employee Benefits.................     14,515     13,494      7,847
  Corporate Operations..............      1,891      1,729        822
  Runoff Operations.................      3,667      5,177      7,257
                                      ---------  ---------  ---------
    Total Assets....................  $  77,569  $  64,197  $  47,849
                                      ---------  ---------  ---------
                                      ---------  ---------  ---------

 8. STATUTORY NET INCOME AND SURPLUS

    A significant percentage of the consolidated statutory surplus is permanently reinvested or is subject to various state regulatory restrictions which limit the payment of dividends without prior approval. The total amount of statutory dividends which may be paid by the insurance subsidiaries of the Company in 1997, without prior approval, is estimated to be $121 million. Statutory net income and surplus as of and for the years ended December 31 were:

                              1996       1995       1994
                            ---------  ---------  ---------
Statutory net income......  $     144  $     112  $      58
Statutory surplus.........  $   1,207  $   1,125  $     941

    The insurance subsidiaries of the Company prepare their statutory financial statements in accordance with accounting practices prescribed by the State of Connecticut Insurance Department. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules.

 9. SEPARATE ACCOUNTS

    The Company maintained separate account assets and liabilities totaling $49.7 billion and $36.3 billion at December 31, 1996 and 1995, respectively, which are reported at fair value. Separate account assets are segregated from other investments, and investment income and gains and losses accrue directly to the policyholder. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $39.4 billion and $25.9 billion at December 31, 1996 and 1995, respectively, wherein the policyholder assumes the investment risk, and

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              83
--------------------------------------------------------------------------------

guaranteed separate account assets totaling $10.3 billion at December 31, 1996 and 1995, wherein the Company contractually guarantees either a minimum return or account value to the policyholder. Included in the non-guaranteed category are policy loans totaling $2.0 billion and $1.7 billion at December 31, 1996 and 1995, respectively. Investment income (including investment gains and losses) and interest credited to policyholders on separate account assets are not reflected in the Consolidated Statements of Income. Separate account management fees, net of minimum guarantees, were $538, $387 and $256 in 1996, 1995 and 1994, respectively.

    The guaranteed separate accounts include modified guaranteed individual annuity and modified guaranteed life insurance. The average credited interest rate on these contracts was 6.53% at December 31, 1996. The assets that support these liabilities were comprised of $10.2 billion in fixed maturities at December 31, 1996. The portfolios are segregated from other investments and are managed so as to minimize liquidity and interest rate risk. To minimize the risk of disintermediation associated with early withdrawals, individual annuity and modified guaranteed life insurance contracts carry a graded surrender charge as well as a market value adjustment. Additional investment risk is hedged using a variety of derivatives which totaled $0.1 billion in carrying value and $2.4 billion in notional amounts at December 31, 1996.

 10. COMMITMENTS AND CONTINGENCIES

    Under insurance guaranty fund laws existing in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. A large part of the assessments paid by the Company's insurance subsidiaries pursuant to these laws may be used as credits for a portion of the Company's insurance subsidiaries' premium taxes. The Company paid guaranty fund assessments of approximately $11, $10 and $8 in 1996, 1995 and 1994, respectively, of which $5, $6 and $4 were estimated to be creditable against premium taxes.

    The Company is a defendant in various lawsuits arising in the ordinary course of business. In the opinion of management, the resolution of these matters is not expected to have a material adverse effect on the Company's business, financial position, or results of operations.

    The rent paid to Hartford Fire for the space occupied by the Company was $3 in 1996, 1995, and 1994. The Company expects to pay annual rent of $7 in 1997, 1998, and 1999, respectively, $12 in 2000 and 2001, and $96 thereafter, over the remaining term of the sublease, which expires on December 31, 2009. Rental expense is recognized on a level basis over the term of the sublease and amounted to approximately $8 in 1996, 1995 and 1994.

 11. SUBSEQUENT EVENTS

    On February 10, 1997, Hartford Life filed a registration statement with the Securities and Exchange Commission relating to the U.S. and international offerings of shares of Class A common stock (the "Equity Offerings") representing up to 20% ownership of Hartford Life. After completion of the Equity Offerings, The Hartford would own all of the shares of Class B Common Stock (after reclassification of Hartford Life's common stock into Class B Common Stock prior to March 31, 1997). Hartford Life intends to use the estimated net proceeds of the Equity Offerings to make a capital contribution to its insurance subsidiaries, to reduce its third-party indebtedness and for other general corporate purposes.

    The Hartford has advised the Company that its current intent is to continue to beneficially own at least 80% of Hartford Life, but it is under no contractual obligation to do so, except for a limited period. Provided that The Hartford continues to beneficially own at least 80% of the combined voting power or the value of the outstanding capital stock of Hartford Life, Hartford Life will be included for federal income tax purposes in the controlled group of which The Hartford is the common parent. Each member of a controlled group is jointly and severally liable for pension funding and pension termination liabilities of each other member of the controlled group, as well as certain benefit plan taxes. Accordingly, the Company could be liable for pension funding, pension termination liabilities and certain other pension related excise taxes as well as other taxes of another member of The Hartford controlled group in the event any such liability is incurred, and not discharged, by such other member.

    In connection with the proposed Equity Offerings, Hartford Life plans to enter into formal agreements, including a master intercompany agreement, investment management agreements and a new tax sharing agreement, with The Hartford covering such matters as corporate services, approval of certain corporate activities, registration rights, owned and leased space, allocation of expenses, taxes and liabilities, investment advisory services, use of trademarks and certain other corporate matters. As part of the master intercompany agreement, Hartford Life would agree to remit to The Hartford 30% of any shared liabilities for which The Hartford is responsible in respect of the ITT Spin-off, 30% of any taxes which may be assessed to The Hartford relating to the ITT Spin-off and will indemnify The

84                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

Hartford for certain other tax liabilities. As of December 31, 1996 there was no known liability associated with the ITT Spin-off. Such agreements are meant to maintain the relationship between Hartford Life and The Hartford in a manner consistent in all material respects with past practice. As a result, management believes these agreements should not have a material impact on the results of operations of the Company.

    In addition, under insurance company holding laws, agreements between Hartford Life's insurance subsidiaries and The Hartford must be fair and reasonable and may be subject to the approval of applicable insurance commissioners. The agreements will be intended to maintain the relationship between Hartford Life and The Hartford in a manner generally consistent with past practices. However, none of these arrangements will result from arm's-length negotiations and, therefore, the prices charged to Hartford Life and its subsidiaries for services provided under these arrangements may be higher or lower than prices that may be charged by third parties.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              85
--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
  SCHEDULE I -- SUMMARY OF INVESTMENTS (OTHER THAN INVESTMENTS IN AFFILIATES)
                            AS OF DECEMBER 31, 1996
                                 (IN MILLIONS)

                                                                                                               ESTIMATED
                                                                                                                 FAIR
TYPE OF INVESTMENT                                                                                   COST        VALUE
-------------------------------------------------------------------------------------------------  ---------  -----------
Fixed Maturities
Bonds and Notes
  U.S. Government and government agencies and authorities
   (guaranteed sponsored)........................................................................  $     166   $     175
  U.S. Government and government agencies and authorities
   (guaranteed sponsored)--asset-backed..........................................................      1,970       2,003
States, municipalities and political subdivisions................................................        373         368
International governments........................................................................        281         289
Public utilities.................................................................................        877         881
All other corporate including international......................................................      4,656       4,669
All other corporate--asset-backed................................................................      3,601       3,591
Short-term investments...........................................................................      1,655       1,648
                                                                                                   ---------  -----------
Total Fixed Maturities...........................................................................  $  13,579   $  13,624
Equity Securities
Common Stocks--industrial, miscellaneous, and all other..........................................        110         119
Total Fixed Maturities and Equity Securities.....................................................  $  13,689   $  13,743
Other Investments
Policy Loans.....................................................................................      3,836       3,836
Mortgage Loans...................................................................................          2           2
Investments in partnerships and trusts...........................................................         48          48
Futures, options, and miscellaneous..............................................................          6          56
Total Other Investments..........................................................................      3,892       3,942
                                                                                                   ---------  -----------
Total Investments................................................................................  $  17,581   $  17,685
                                                                                                   ---------  -----------
                                                                                                   ---------  -----------

                                                                                                     AMOUNT AT
                                                                                                    WHICH SHOWN
                                                                                                        ON
TYPE OF INVESTMENT                                                                                 BALANCE SHEET
-------------------------------------------------------------------------------------------------  -------------
Fixed Maturities
Bonds and Notes
  U.S. Government and government agencies and authorities
   (guaranteed sponsored)........................................................................   $       175
  U.S. Government and government agencies and authorities
   (guaranteed sponsored)--asset-backed..........................................................         2,003
States, municipalities and political subdivisions................................................           368
International governments........................................................................           289
Public utilities.................................................................................           881
All other corporate including international......................................................         4,669
All other corporate--asset-backed................................................................         3,591
Short-term investments...........................................................................         1,648
                                                                                                   -------------
Total Fixed Maturities...........................................................................   $    13,624
Equity Securities
Common Stocks--industrial, miscellaneous, and all other..........................................           119
Total Fixed Maturities and Equity Securities.....................................................   $    13,743
Other Investments
Policy Loans.....................................................................................         3,836
Mortgage Loans...................................................................................             2
Investments in partnerships and trusts...........................................................            48
Futures, options, and miscellaneous..............................................................             6
Total Other Investments..........................................................................         3,892
                                                                                                   -------------
Total Investments................................................................................   $    17,635
                                                                                                   -------------
                                                                                                   -------------

    Note: The fair values for short-term investments approximate cost.

86                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (IN MILLIONS)

                                                                                        FUTURE POLICY
                                                                                      BENEFITS, UNPAID     OTHER POLICY
                                                                                         CLAIMS AND         CLAIMS AND
                                                                   DEFERRED POLICY    CLAIM ADJUSTMENT       BENEFITS
SEGMENT                                                           ACQUISITION COSTS       EXPENSES            PAYABLE
----------------------------------------------------------------  -----------------  -------------------  ---------------
1996
Investment Products.............................................      $   2,030           $   1,554          $   6,599
Individual Life Insurance.......................................            730                 346              2,160
Employee Benefits...............................................             --                 381              9,834
Corporate Operations............................................             --                  --                 --
Runoff Operations...............................................             --                  --              3,541
                                                                         ------              ------            -------
Consolidated Operations.........................................      $   2,760           $   2,281          $  22,134
                                                                         ------              ------            -------
                                                                         ------              ------            -------

1995
Investment Products.............................................      $   1,561           $   1,314          $   6,204
Individual Life Insurance.......................................            615                 706              1,932
Employee Benefits...............................................             12                 325              9,285
Corporate Operations............................................             --                  --                 --
Runoff Operations...............................................             --                  28              5,177
                                                                         ------              ------            -------
Consolidated Operations.........................................      $   2,188           $   2,373          $  22,598
                                                                         ------              ------            -------
                                                                         ------              ------            -------

1994
Investment Products.............................................      $   1,244           $     895          $   4,617
Individual Life Insurance.......................................            565                 582              2,543
Employee Benefits...............................................             --                 369              6,911
Corporate Operations............................................             --                  --                 --
Runoff Operations...............................................             --                  44              7,257
                                                                         ------              ------            -------
Consolidated Operations.........................................      $   1,809           $   1,890          $  21,328
                                                                         ------              ------            -------
                                                                         ------              ------            -------


                                                                                      BENEFITS CLAIMS,    AMORTIZATION OF
                                                                    NET REALIZED          AND CLAIM       DEFERRED POLICY
                                                                  CAPITAL (LOSSES)       ADJUSTMENT         ACQUISITION
SEGMENT                                                                 GAINS             EXPENSES             COSTS
----------------------------------------------------------------  -----------------  -------------------  ---------------
1996
Investment Products.............................................      $      --           $     451          $     175
Individual Life Insurance.......................................             --                 245                 59
Employee Benefits...............................................             --                 546                 --
Corporate Operations............................................              6                  --                 --
Runoff Operations...............................................           (219)                293                 --
                                                                         ------              ------            -------
Consolidated Operations.........................................      $    (213)          $   1,535          $     234
                                                                         ------              ------            -------
                                                                         ------              ------            -------

1995
Investment Products.............................................      $      --           $     349          $     117
Individual Life Insurance.......................................             --                 127                 70
Employee Benefits...............................................             --                 496                 --
Corporate Operations............................................            (11)                 33                 --
Runoff Operations...............................................             --                 417                 12
                                                                         ------              ------            -------
Consolidated Operations.........................................      $     (11)          $   1,422          $     199
                                                                         ------              ------            -------
                                                                         ------              ------            -------

1994
Investment Products.............................................      $      --           $     383          $      90
Individual Life Insurance.......................................             --                 179                 51
Employee Benefits...............................................             --                 376                 --
Corporate Operations............................................              7                  --                 --
Runoff Operations...............................................             --                 467                  4
                                                                         ------              ------            -------
Consolidated Operations.........................................      $       7           $   1,405          $     145
                                                                         ------              ------            -------
                                                                         ------              ------            -------


                                                                   PREMIUMS AND        NET
                                                                       OTHER       INVESTMENT
SEGMENT                                                           CONSIDERATIONS     INCOME
----------------------------------------------------------------  ---------------  -----------
1996
Investment Products.............................................     $     536      $     477
Individual Life Insurance.......................................           287            153
Employee Benefits...............................................           881            485
Corporate Operations............................................            --             75
Runoff Operations...............................................             1            207
                                                                        ------     -----------
Consolidated Operations.........................................     $   1,705      $   1,397
                                                                        ------     -----------
                                                                        ------     -----------
1995
Investment Products.............................................     $     319      $     436
Individual Life Insurance.......................................           246            137
Employee Benefits...............................................           922            351
Corporate Operations............................................            --             67
Runoff Operations...............................................            --            337
                                                                        ------     -----------
Consolidated Operations.........................................     $   1,487      $   1,328
                                                                        ------     -----------
                                                                        ------     -----------
1994
Investment Products.............................................     $     263      $     330
Individual Life Insurance.......................................           268            108
Employee Benefits...............................................           569            350
Corporate Operations............................................            --             23
Runoff Operations...............................................            --            481
                                                                        ------     -----------
Consolidated Operations.........................................     $   1,100      $   1,292
                                                                        ------     -----------
                                                                        ------     -----------

                                                                   DIVIDENDS TO       OTHER
SEGMENT                                                            POLICYHOLDERS    EXPENSES
----------------------------------------------------------------  ---------------  -----------
1996
Investment Products.............................................     $      --      $     156
Individual Life Insurance.......................................            --             68
Employee Benefits...............................................           635            143
Corporate Operations............................................            --             16
Runoff Operations...............................................            --             44
                                                                        ------     -----------
Consolidated Operations.........................................     $     635      $     427
                                                                        ------     -----------
                                                                        ------     -----------
1995
Investment Products.............................................     $      --      $     115
Individual Life Insurance.......................................            --             55
Employee Benefits...............................................           675            138
Corporate Operations............................................            --             11
Runoff Operations...............................................            --             (2)
                                                                        ------     -----------
Consolidated Operations.........................................     $     675      $     317
                                                                        ------     -----------
                                                                        ------     -----------
1994
Investment Products.............................................     $      --      $     (31)
Individual Life Insurance.......................................            --            107
Employee Benefits...............................................           419            100
Corporate Operations............................................            --             43
Runoff Operations...............................................            --              8
                                                                        ------     -----------
Consolidated Operations.........................................     $     419      $     227
                                                                        ------     -----------
                                                                        ------     -----------

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              87
--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                           SCHEDULE IV -- REINSURANCE
                                 (IN MILLIONS)

                                                                                      PERCENTAGE
                                                                   ASSUMED            OF
                                                         CEDED TO   FROM              AMOUNT
                                                GROSS     OTHER     OTHER     NET     ASSUMED
                                                AMOUNT   COMPANIES COMPANIES  AMOUNT  TO NET
                                               --------  --------  -------  --------  ------
Year Ended December 31, 1996
Life Insurance in Force......................  $177,094  $106,146  $31,957  $102,905   31.1%
                                               --------  --------  -------  --------
Insurance Revenues
  Life Insurance and Annuities...............  $  1,801  $  298    $ 169    $  1,672   10.1%
  Accident and Health Insurance..............        33       4        4          33   12.1%
                                               --------  --------  -------  --------
Total........................................  $  1,834  $  302    $ 173    $  1,705   10.1%
                                               --------  --------  -------  --------
                                               --------  --------  -------  --------
For the Year Ended December 31, 1995
Life Insurance in Force......................  $182,716  $112,774  $26,996  $ 96,938   27.8%
                                               --------  --------  -------  --------
Insurance Revenues
  Life Insurance and Annuities...............  $  1,232  $  325    $ 574    $  1,481   38.8%
  Accident and Health Insurance..............       313     324       17           6  283.3%
                                               --------  --------  -------  --------
Total........................................  $  1,545  $  649    $ 591    $  1,487   39.7%
                                               --------  --------  -------  --------
                                               --------  --------  -------  --------
For the Year Ended December 31, 1994
Life Insurance in Force......................  $136,929  $87,553   $35,016  $ 84,392   41.5%
                                               --------  --------  -------  --------
Insurance Revenues
  Life Insurance and Annuities...............  $  1,008  $  211    $ 294    $  1,091   26.9%
  Accident and Health Insurance..............       308     304        5           9   55.6%
                                               --------  --------  -------  --------
Total........................................  $  1,316  $  515    $ 299    $  1,100   27.2%
                                               --------  --------  -------  --------
                                               --------  --------  -------  --------

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT FIVE -
HARTFORD LIFE INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES


December 31, 1997                                         Asia Pacific         Diversified         Global Asset        Global
(unaudited)                                               Growth               Income              Allocation          Growth
                                                          Fund                 Fund                Fund                Fund
                                                          Sub-Account          Sub-Account         Sub-Account         Sub-Account
                                                          -------------        -----------         ------------        ------------
ASSETS
Investments:
Putnam VT Asia Pacific Growth Fund
Shares                                    80,514
Cost                                   $ 833,879
Market Value:                                               $740,730                   -                    -                    -
Putnam VT Diversified Income Fund
Shares                                   143,001
Cost                                 $ 1,551,529
 Market Value:                                                    -            $1,617,344                   -                    -
Putnam VT Global Asset Allocation Fund
Shares                                    93,870
Cost                                 $ 1,515,021
 Market Value:                                                    -                    -              $1,761,008                 -
Putnam VT Global Growth Fund
Shares                                   413,698
 Cost                                $ 6,327,394
 Market Value:                                                    -                    -                    -             $7,587,216
Putnam VT Growth and Income Fund
Shares                                   715,883
Cost                                $ 15,788,650
 Market Value:                                                    -                    -                    -                    -
Putnam VT High Yield Fund
Shares                                   322,960
Cost                                 $ 3,946,365
 Market Value:                                                    -                    -                    -                    -
Putnam VT International Growth Fund
Shares                                    12,773
Cost                                   $ 141,514
 Market Value:                                                    -                    -                    -                    -
Putnam VT International Growth and Income Fund
Shares                                    14,505
Cost                                   $ 169,671
 Market Value:                                                    -                    -                    -                    -
Putnam VT International New Opportunities Fund
Shares                                    19,735
Cost                                   $ 209,969
 Market Value:                                                    -                    -                    -                    -
Putnam VT  Money Market Fund
Shares                                 3,882,579
Cost                                 $ 3,882,579
 Market Value:                                                    -                    -                    -                    -
Putnam VT New Opportunities Fund
Shares                                   493,099
Cost                                 $ 7,949,648
 Market Value:                                                    -                    -                    -                    -
Putnam VT  New Value Fund
Shares                                    24,732
Cost                                   $ 276,299
 Market Value:                                                    -                    -                    -                    -
Putnam VT U.S. Government and High Quality Fund
Shares                                   111,765
Cost                                 $ 1,464,129
 Market Value:                                                    -                    -                    -                    -
Putnam VT Utilities Growth & Income Fund
Shares                                   115,380
Cost                                 $ 1,522,991
 Market Value:                                                    -                    -                    -                    -
Putnam VT Vista Fund
Shares                                    14,832
Cost                                   $ 162,542
 Market Value:                                                    -                    -                    -                    -
Putnam VT  Voyager Fund
Shares                                   331,020
Cost                                $ 10,101,037
 Market Value:                                                    -                    -                    -                    -
Due From Hartford Life Insurance Company                          -                    -                    -                 15,330
Receivable from fund shares sold                                  -                    -                    -                    -
Total Assets                                                  740,730            1,617,344            1,761,008            7,602,546
                                                           ----------          -----------          -----------          -----------
LIABILITIES
Due to Hartford Life Insurance Company                            -                    -                    -                    -
Payable for fund shares purchased                                 -                                         -                 15,330
                                                           ----------          -----------          -----------          -----------
 Total Liabilities                                                -                    -                    -                 15,330
                                                           ----------          -----------          -----------          -----------
 Net Assets (variable life contract liabilities)             $740,730           $1,617,344           $1,761,008           $7,587,216
                                                           ----------          -----------          -----------          -----------
                                                           ----------          -----------          -----------          -----------

                                                                                                                     International
December 31, 1997                                      Growth                                   International        Growth
(unaudited)                                            and Income           High Yield          Growth               and Income
                                                       Fund                 Fund                Fund                 Fund
                                                       Sub-Account          Sub-Account         Sub-Account          Sub-Account
                                                       -------------        -----------         ------------        ------------
ASSETS
Investments:
Putnam VT Asia Pacific Growth Fund
Shares                                    80,514
Cost                                   $ 833,879
Market Value:                                                    -                    -                    -                    -
Putnam VT Diversified Income Fund
Shares                                   143,001
Cost                                 $ 1,551,529
 Market Value:                                                   -                    -                    -                    -
Putnam VT Global Asset Allocation Fund
Shares                                    93,870
Cost                                 $ 1,515,021
 Market Value:                                                   -                    -                    -                    -
Putnam VT Global Growth Fund
Shares                                   413,698
 Cost                                $ 6,327,394
 Market Value:                                                   -                    -                    -                    -
Putnam VT Growth and Income Fund
Shares                                   715,883
Cost                                $ 15,788,650
 Market Value:                                           $20,273,813                  -                    -                    -
Putnam VT High Yield Fund
Shares                                   322,960
Cost                                 $ 3,946,365
 Market Value:                                                   -             $4,398,715                  -                    -
Putnam VT International Growth Fund
Shares                                    12,773
Cost                                   $ 141,514
 Market Value:                                                   -                    -               $145,994                  -
Putnam VT International Growth and Income Fund
Shares                                    14,505
Cost                                   $ 169,671
 Market Value:                                                   -                    -                    -               $167,244
Putnam VT International New Opportunities Fund
Shares                                    19,735
Cost                                   $ 209,969
 Market Value:                                                   -                    -                    -                    -
Putnam VT  Money Market Fund
Shares                                 3,882,579
Cost                                 $ 3,882,579
 Market Value:                                                   -                    -                    -                    -
Putnam VT New Opportunities Fund
Shares                                   493,099
Cost                                 $ 7,949,648
 Market Value:                                                   -                    -                    -                    -
Putnam VT  New Value Fund
Shares                                    24,732
Cost                                   $ 276,299
 Market Value:                                                   -                    -                    -                    -
Putnam VT U.S. Government and High Quality Fund
Shares                                   111,765
Cost                                 $ 1,464,129
 Market Value:                                                   -                    -                    -                    -
Putnam VT Utilities Growth & Income Fund
Shares                                   115,380
Cost                                 $ 1,522,991
 Market Value:                                                   -                    -                    -                    -
Putnam VT Vista Fund
Shares                                    14,832
Cost                                   $ 162,542
 Market Value:                                                   -                    -                    -                    -
Putnam VT  Voyager Fund
Shares                                   331,020
Cost                                $ 10,101,037
 Market Value:                                                   -                    -                    -                    -
Due From Hartford Life Insurance Company                      44,525               15,072                  -                    -
Receivable from fund shares sold                                 -                    -                    -                 20,086
                                                        ------------           ----------           ----------             ---------
Total Assets                                              20,318,338            4,413,787              145,994              187,330
                                                        ------------           ----------           ----------             ---------
LIABILITIES
Due to Hartford Life Insurance Company                           -                    -                    -                 20,086
Payable for fund shares purchased                             44,524               15,073                  -                    -
                                                        ------------           ----------           ----------             ---------
 Total Liabilities                                            44,524               15,073                  -                 20,086
                                                        ------------           ----------           ----------             ---------
 Net Assets (variable life contract liabilities)         $20,273,814           $4,398,714             $145,994             $167,244
                                                        ------------           ----------           ----------             ---------
                                                        ------------           ----------           ----------             ---------

                                                       International
December 31, 1997                                      New                  Money               New                 New
(unaudited)                                            Opportunities        Market              Opportunities       Value
                                                       Fund                 Fund                Fund                Fund
                                                       Sub-Account          Sub-Account         Sub-Account         Sub-Account
                                                       -------------        -----------         -------------       ------------
ASSETS
Investments:
Putnam VT Asia Pacific Growth Fund
Shares                                    80,514
Cost                                   $ 833,879
Market Value:                                                  -                    -                    -                    -
Putnam VT Diversified Income Fund
Shares                                   143,001
Cost                                 $ 1,551,529
 Market Value:                                                 -                    -                    -                    -
Putnam VT Global Asset Allocation Fund
Shares                                    93,870
Cost                                 $ 1,515,021
 Market Value:                                                 -                    -                    -                    -
Putnam VT Global Growth Fund
Shares                                   413,698
 Cost                                $ 6,327,394
 Market Value:                                                 -                    -                    -                    -
Putnam VT Growth and Income Fund
Shares                                   715,883
Cost                                $ 15,788,650
 Market Value:                                                 -                    -                    -                    -
Putnam VT High Yield Fund
Shares                                   322,960
Cost                                 $ 3,946,365
 Market Value:                                                 -                    -                    -                    -
Putnam VT International Growth Fund
Shares                                    12,773
Cost                                   $ 141,514
 Market Value:                                                 -                    -                    -                    -
Putnam VT International Growth and Income Fund
Shares                                    14,505
Cost                                   $ 169,671
 Market Value:                                                 -                    -                    -                    -
Putnam VT International New Opportunities Fund
Shares                                    19,735
Cost                                   $ 209,969
 Market Value:                                            $196,556                  -                    -                    -
Putnam VT  Money Market Fund
Shares                                 3,882,579
Cost                                 $ 3,882,579
 Market Value:                                                 -             $3,882,579                  -                    -
Putnam VT New Opportunities Fund
Shares                                   493,099
Cost                                 $ 7,949,648
 Market Value:                                                 -                    -            $10,468,495                  -
Putnam VT  New Value Fund
Shares                                    24,732
Cost                                   $ 276,299
 Market Value:                                                 -                    -                    -               $290,847
Putnam VT U.S. Government and High Quality Fund
Shares                                   111,765
Cost                                 $ 1,464,129
 Market Value:                                                 -                    -                    -                    -
Putnam VT Utilities Growth & Income Fund
Shares                                   115,380
Cost                                 $ 1,522,991
 Market Value:                                                 -                    -                    -                    -
Putnam VT Vista Fund
Shares                                    14,832
Cost                                   $ 162,542
 Market Value:                                                 -                    -                    -                    -
Putnam VT  Voyager Fund
Shares                                   331,020
Cost                                $ 10,101,037
 Market Value:                                                 -                    -                    -                    -
Due From Hartford Life Insurance Company                       -                    -                    388                  -
Receivable from fund shares sold                               -                100,396                  -                    -
                                                        ----------           ----------          -----------             ---------
Total Assets                                               196,556            3,982,975           10,468,883              290,847
                                                        ----------           ----------          -----------             ---------
LIABILITIES
Due to Hartford Life Insurance Company                         -                100,377                  -                    -
Payable for fund shares purchased                              -                    -                    -                    -
                                                        ----------           ----------          -----------             ---------
 Total Liabilities                                             -                100,377                 388                   -
                                                        ----------           ----------          -----------             ---------
 Net Assets (variable life contract liabilities)          $196,556           $3,882,598          $10,468,495             $290,847
                                                        ----------           ----------          -----------             ---------
                                                        ----------           ----------          -----------             ---------

                                                       U.S. Government      Utilities
December 31, 1997                                      and High             Growth
(unaudited)                                            Quality Bond         and Income          Vista                Voyager
                                                       Fund                 Fund                Fund                 Fund
                                                       Sub-Account          Sub-Account         Sub-Account          Sub-Account
                                                       ---------------      ------------        ------------         ------------
Assets
Investments:
Putnam VT Asia Pacific Growth Fund
Shares                                    80,514
Cost                                   $ 833,879
Market Value:                                                    -                    -                    -                    -
Putnam VT Diversified Income Fund
Shares                                   143,001
Cost                                 $ 1,551,529
 Market Value:                                                   -                    -                    -                    -
Putnam VT Global Asset Allocation Fund
Shares                                    93,870
Cost                                 $ 1,515,021
 Market Value:                                                   -                    -                    -                    -
Putnam VT Global Growth Fund
Shares                                   413,698
 Cost                                $ 6,327,394
 Market Value:                                                   -                    -                    -                    -
Putnam VT Growth and Income Fund
Shares                                   715,883
Cost                                $ 15,788,650
 Market Value:                                                   -                    -                    -                    -
Putnam VT High Yield Fund
Shares                                   322,960
Cost                                 $ 3,946,365
 Market Value:                                                   -                    -                    -                    -
Putnam VT International Growth Fund
Shares                                    12,773
Cost                                   $ 141,514
 Market Value:                                                   -                    -                    -                    -
Putnam VT International Growth and Income Fund
Shares                                    14,505
Cost                                   $ 169,671
 Market Value:                                                   -                    -                    -                    -
Putnam VT International New Opportunities Fund
Shares                                    19,735
Cost                                   $ 209,969
 Market Value:                                                   -                    -                    -                    -
Putnam VT  Money Market Fund
Shares                                 3,882,579
Cost                                 $ 3,882,579
 Market Value:                                                   -                    -                    -                    -
Putnam VT New Opportunities Fund
Shares                                   493,099
Cost                                 $ 7,949,648
 Market Value:                                                   -                    -                    -                    -
Putnam VT  New Value Fund
Shares                                    24,732
Cost                                   $ 276,299
 Market Value:                                                   -                    -                    -                    -
Putnam VT U.S. Government and High Quality Fund
Shares                                   111,765
Cost                                 $ 1,464,129
 Market Value:                                             $1,499,887                 -                    -                    -
Putnam VT Utilities Growth & Income Fund
Shares                                   115,380
Cost                                 $ 1,522,991
 Market Value:                                                   -             $1,977,616                  -                    -
Putnam VT Vista Fund
Shares                                    14,832
Cost                                   $ 162,542
 Market Value:                                                   -                    -               $182,730                  -
Putnam VT  Voyager Fund
Shares                                   331,020
Cost                                $ 10,101,037
 Market Value:                                                   -                    -                    -            $12,936,276
Due From Hartford Life Insurance Company                         -                    -                    -                 20,187
Receivable from fund shares sold                                 -                    -                    -                    -
                                                          ----------         ------------            ---------         ------------
Total Assets                                               1,499,887            1,977,616              182,730           12,956,463
                                                          ----------         ------------            ---------         ------------
LIABILITIES
Due to Hartford Life Insurance Company                           -                    -                    -                    -
Payable for fund shares purchased                                -                    -                    -                 20,187
                                                          ----------         ------------            ---------         ------------
 Total Liabilities                                               -                    -                    -                 20,187
                                                          ----------         ------------            ---------         ------------
 Net Assets (variable life contract liabilities)          $1,499,887           $1,977,616             $182,730          $12,936,276
                                                          ----------         ------------            ---------         ------------
                                                          ----------         ------------            ---------         ------------

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT FIVE -
HARTFORD LIFE INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES (CONTINUED)

                                                                         Units
December 31, 1997                                                       Owned by        Unit         Contract
   (unaudited)                                                        Participants     Price         Liability
------------------                                                    ------------     ------        ---------
Variable life contracts in the accumulation period:
  Individual Sub-Accounts:
     Asia Pacific Growth Fund Sub-Account                                 77,764    $  9.525374   $   740,730
     Diversified Income Fund Sub-Account                                 115,604      13.990371     1,617,344
     Global Asset Allocation Sub-Account                                 101,979      17.268298     1,761,008
     Global Growth Fund Sub-Account                                      485,154      15.638791     7,587,216
     Growth and Income Fund Sub-Account                                  986,326      20.554886    20,273,814
     High Yield Fund Sub-Account                                         288,223      15.261496     4,398,714
     International Growth  and Income Fund Sub-Account                    14,005      11.941331       167,244
     International Growth Fund Sub-Account                                12,571      11.613622       145,994
     International New Opportunities Fund Sub-Account                     19,676       9.989509       196,556
     Money Market Fund Sub-Account                                     3,331,393       1.165458     3,882,598
     New Opportunities Fund Sub-Account                                  529,522      19.769721    10,468,495
     New Value Fund Sub-Account                                           24,732      11.759921       290,847
     U.S. Government and High Quality Bond Fund Sub-Account              111,832      13.411936     1,499,887
     Utilities Growth and Income Fund Sub-Account                        102,512      19.291514     1,977,616
     Vista Fund Sub-Account                                               14,830      12.321288       182,730
     Voyager Fund Sub-Account                                            639,344      20.233655    12,936,276
                                                                                                -------------
GRAND TOTAL                                                                                       $68,127,068




   The accompanying notes are an integral part of these financial statements.

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT FIVE -
HARTFORD LIFE INSURANCE COMPANY

STATEMENT OF OPERATIONS


                                                            Asia Pacific   Diversified   Global Asset      Global
For the year ended                                             Growth         Income       Allocation       Growth
December 31, 1997                                               Fund           Fund          Fund           Fund
   (unaudited)                                              Sub-Account     Sub-Account   Sub-Account    Sub-Account
------------------                                          ------------    -----------   -----------    ----------
INVESTMENT INCOME:
Dividends                                                    $ 18,881        $62,554        $45,684       $155,488
Capital gains income                                              -            9,861         78,086        167,244
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
Net realized gain (loss) on security transactions               (4,716)          208            985         (6,243)
Net unrealized appreciation (depreciation) of
  investments during the period                               (145,844)        21,960        137,965       601,162
                                                             ---------       --------      ---------      --------
Net gain (loss) on investments                                (150,560)        22,168        138,950       594,919
                                                             ---------       --------      ---------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                            $(131,679)      $ 94,583       $262,720      $917,651
                                                             ---------       --------      ---------      --------
                                                             ---------       --------      ---------      --------


                                                               Growth                    International    International
For the year ended                                           and Income     High Yield       Growth        Growth and
December 31, 1997                                               Fund           Fund          Fund          Income Fund
   (unaudited)                                              Sub-Account    Sub-Account    Sub-Account     Sub-Account
------------------                                          ------------    -----------    -----------      ----------
INVESTMENT INCOME:
Dividends                                                     $ 314,190      $246,290         $2,245         $4,968
Capital gains income                                            764,750        28,559
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
Net realized gain (loss) on security transactions               (11,346)        2,554           (952)           261
Net unrealized appreciation (depreciation) of
  investments during the period                                2,573,528      241,895          4,480         (2,427)
                                                               ---------     --------      -------- -      --------
Net gain (loss) on investments                                 2,562,182      244,449          3,528         (2,166)
                                                               ---------     --------      ---------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                             $3,641,122     $519,298         $5,773         $2,802
                                                               ---------     --------      ---------       --------
                                                               ---------     --------      ---------       --------






   The accompanying notes are an integral part of these financial statements.

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT FIVE -
HARTFORD LIFE INSURANCE COMPANY

STATEMENT OF OPERATIONS (continued)


                                                       International
                                                            New           Money           New             New
For the year ended                                     Opportunities      Market      Opportunities      Value
December 31, 1997                                          Fund            Fund           Fund           Fund
   (unaudited)                                          Sub-Account     Sub-Account    Sub-Account     Sub-Account
-------------------                                    -------------    -----------   -------------   --------------
INVESTMENT INCOME:
Dividends                                              $    571          $187,676
Capital gains income
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
Net realized gain (loss) on security transactions          (583)                           (5,661)        (2,943)
Net unrealized appreciation (depreciation) of
  investments during the period                         (13,413)                        1,909,685         14,548
                                                      ----------          ---------    ----------        -------
Net gain (loss) on investments                          (13,996)                -       1,904,024         11,605
                                                      ----------          ---------    ----------        -------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS                            $(13,425)         $187,676      $1,904,024        $11,605
                                                      ----------          ---------    ----------        -------
                                                      ----------          ---------    ----------        -------




                                                      U.S. Government   Utilities
                                                          and High        Growth
For the year ended                                                       Quality Bond     and Income       Vista         Voyager
December 31, 1997                                          Fund            Fund          Fund           Fund
   (unaudited)                                          Sub-Account     Sub-Account    Sub-Account     Sub-Account
-------------------                                    -------------    -----------   -------------   --------------
INVESTMENT INCOME:
Dividends                                               $ 83,063        $ 56,715       $     15        $   20,325
Capital gains income                                                      77,339                          438,026
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
Net realized gain (loss) on security transactions          1,430           4,906         (6,610)            1,878
Net unrealized appreciation (depreciation) of
  investments during the period                           25,565         280,202         20,188         2,144,618
                                                        --------       ---------      ---------       -----------
Net gain (loss) on investments                            26,995         285,108         13,578         2,146,496
                                                        --------       ---------      ---------       -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS                             $110,058        $419,162       $ 13,593        $2,604,847
                                                        --------       ---------      ---------       -----------
                                                        --------       ---------      ---------       -----------





   The accompanying notes are an integral part of these financial statements.

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT FIVE -
HARTFORD LIFE INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS


                                                   Asia Pacific    Diversified    Global Asset     Global
For the year ended                                   Growth          Income        Allocation      Growth
December 31, 1997                                     Fund           Fund           Fund           Fund
   (unaudited)                                     Sub-Account     Sub-Account    Sub-Account   Sub-Account
------------------                                 -----------     ------------   -----------   -----------
 OPERATIONS:
 Net investment income (loss)                      $  18,881     $   62,554     $   45,684     $  155,488
 Capital gains income                                      -          9,861         78,086        167,244
 Net realized gain (loss)
   on security transactions                           (4,716)           208            985         (6,243)
 Net unrealized appreciation (depreciation)
   of investments during the period                 (145,844)        21,960        137,965        601,162
                                                   ----------    ----------     ----------    -----------
 Net increase (decrease) in net assets
   resulting from operations                        (131,679)        94,583        262,720        917,651
                                                   ----------    ----------     ----------    -----------
 UNIT TRANSACTIONS:
 Purchases                                                 -              -              -              -
 Net transfers                                        (5,780)       499,003        345,410        880,302
 Surrenders                                          (17,461)       (27,995)       (30,466)      (273,522)
 Loan withdrawals                                     (7,128)        (1,526)       (21,786)       (43,107)
 Cost of insurance                                    (6,464)        (9,419)       (10,616)       (49,753)
Total increase (decrease) in net assets
   resulting from unit transactions                  (36,833)       460,063        282,542        513,920
                                                   ----------    ----------     ----------    -----------
Total increase (decrease) in net assets             (168,512)       554,646        545,262      1,431,571
 NET ASSETS:
 Beginning of period                                 909,242      1,062,698      1,215,746      6,155,645
                                                   ----------    ----------     ----------    -----------
 End of period                                     $ 740,730     $1,617,344     $1,761,008     $7,587,216
                                                   ----------    ----------     ----------    -----------
                                                   ----------    ----------     ----------    -----------


                                                                                                 International
                                                      Growth                     International      Growth
For the year ended                                  and Income      High Yield       Growth        and Income
December 31, 1997                                     Fund            Fund           Fund            Fund
   (unaudited)                                    Sub-Account     Sub-Account    Sub-Account     Sub-Account
------------------                                 -----------     ------------   -----------    --------------
 OPERATIONS:
 Net investment income (loss)                     $   314,190     $  246,290       $  2,245       $ 4,968
 Capital gains income                                 764,750         28,559              -             -
 Net realized gain (loss)
   on security transactions                           (11,346)         2,554           (952)          261
 Net unrealized appreciation (depreciation)
   of investments during the period                 2,573,528        241,895          4,480         (2,427)
                                                  -----------     ----------     ----------      ----------
 Net increase (decrease) in net assets
   resulting from operations                        3,641,122        519,298          5,773          2,802
 UNIT TRANSACTIONS:
 Purchases                                                  -              -          1,000          1,000
 Net transfers                                      3,372,228        738,928        141,118        164,247
 Surrenders                                          (399,306)      (149,096)        (1,312)          (664)
 Loan withdrawals                                     (95,139)        16,923              -              -
 Cost of insurance                                   (114,975)       (26,321)          (585)          (141)
Total increase (decrease) in net assets
   resulting from unit transactions                 2,762,808        580,434        140,221        164,442
                                                  -----------     ----------     ----------      ----------
Total increase (decrease) in net assets             6,403,930      1,099,732        145,994        167,244
 NET ASSETS:
 Beginning of period                                3,869,884      3,298,982              -              -
                                                  -----------     ----------     ----------      ----------
 End of period                                    $20,273,814     $4,398,714       $145,994       $167,244
                                                  -----------     ----------     ----------      ----------
                                                  -----------     ----------     ----------      ----------



                                                   International
                                                        New           Money            New           New
For the year ended                                 Opportunities     Market        Opportunities     Value
December 31, 1997                                      Fund             Fund          Fund            Fund
   (unaudited)                                     Sub-Account     Sub-Account    Sub-Account     Sub-Account
-------------------                                -------------   -----------    -----------     -----------
 OPERATIONS:
 Net investment income (loss)                       $     571     $   187,676     $        0       $      0
 Capital gains income                                       -               -              -              -
 Net realized gain (loss)
  on security transactions                                (583)             -         (5,661)        (2,943)
 Net unrealized appreciation (depreciation)
  of investments during the period                     (13,413)             -       1,909,685         14,548
                                                    -----------   -----------     -----------     ----------
Net increase (decrease) in net assets
  resulting from operations                            (13,425)       187,676       1,904,024         11,605
 UNIT TRANSACTIONS:
 Purchases                                               1,000      9,479,089               -          1,000
 Net transfers                                         211,827     (9,663,164)      1,158,747        287,299
 Surrenders                                             (2,118)      (119,388)       (294,057)        (8,127)
 Loan withdrawals                                           (1)      (193,526)        (72,749)             -
 Cost of insurance                                        (727)       (31,033)        (60,495)          (930)
Total increase (decrease) in net assets
  resulting from unit transactions                     209,981       (528,022)        731,446        279,242
                                                    -----------   -----------     -----------     ----------
Total increase (decrease) in net assets                196,556       (340,346)      2,635,470        290,847
 NET ASSETS:
 Beginning of period                                 4,222,944       7,833,025              -      1,289,764
                                                    -----------   -----------     -----------     ----------
 End of period                                      $  196,556    $  3,882,598    $10,468,495     $  290,847
                                                    -----------   -----------     -----------     ----------
                                                    -----------   -----------     -----------     ----------



                                                  U.S. Government   Utilities
                                                      and High       Growth
For the year ended                                  Quality Bond     and Income       Vista        Voyager
December 31, 1997                                    Fund             Fund         Fund            Fund
   (unaudited)                                    Sub-Account     Sub-Account    Sub-Account     Sub-Account
-------------------                                -------------   -----------    -----------     -----------
 OPERATIONS:
 Net investment income (loss)                     $  83,063       $   56,715        $    15      $    20,325
 Capital gains income                                     -           77,339              -          438,026
 Net realized gain (loss)
  on security transactions                             1,430           4,906          (6,610)          1,878
 Net unrealized appreciation (depreciation)
  of investments during the period                    25,565         280,202          20,188       2,144,618
                                                  ----------      ----------       ---------     -----------
Net increase (decrease) in net assets
  resulting from operations                          110,058         419,162          13,593       2,604,847
                                                  ----------      ----------       ---------     -----------
 UNIT TRANSACTIONS:
 Purchases                                                 -               -           1,000              -
 Net transfers                                       135,429         126,503         170,550       1,437,360
 Surrenders                                          (24,042)        (29,456)         (1,924)       (346,502)
 Loan withdrawals                                     (1,568)        (10,900)              -         (87,887)
 Cost of insurance                                    (9,754)        (12,352)           (489)        (73,765)
Total increase (decrease) in net assets
  resulting from unit transactions                   100,065          73,795         169,137         929,206
                                                  ----------      ----------       ---------     -----------
Total increase (decrease) in net assets              210,123         492,957         182,730       3,534,053
 NET ASSETS:
 Beginning of period                               1,289,764       1,484,659              -        9,402,223
                                                  ----------      ----------       ---------     -----------
 End of period                                    $1,499,887      $1,977,616        $182,730     $12,936,276
                                                  ----------      ----------       ---------     -----------
                                                  ----------      ----------       ---------     -----------





   The accompanying notes are an integral part of these financial statements.

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT FIVE -
HARTFORD LIFE INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS


                                                   Asia Pacific   Diversified    Global Asset     Global
For the year ended                                   Growth          Income        Allocation      Growth
December 31, 1996                                     Fund           Fund           Fund           Fund
   (unaudited)                                    Sub-Account     Sub-Account    Sub-Account   Sub-Account
------------------                                 -----------     ------------   -----------   -----------
OPERATIONS:
Net investment income (loss)                      $  6,265      $  45,501        $  31,236     $   78,177
Capital gains income                                     -              -           20,497        113,882
Net realized gain (loss)
  on security transactions                              40          1,025              235          2,172
Net unrealized appreciation (depreciation)
  of investments during the period                  45,583         30,289           79,432        532,876
                                                 ---------      ---------       ----------      ---------
Net increase (decrease) in net assets
  resulting from operations                         51,888         76,815          131,400        727,107
                                                 ---------      ---------       ----------      ---------
UNIT TRANSACTIONS:
Purchases                                                -              -                -              -
Net transfers                                      663,703        678,615          565,848      2,987,293
Surrenders                                         (12,187)       (13,614)         (14,996)       (92,194)
Loan withdrawals                                   (49,778)        (4,620)         (12,089)       (56,759)
Cost of insurance                                   (4,323)        (6,234)          (5,795)       (31,793)
Total increase (decrease) in net assets
  resulting from unit transactions                  597,415        654,147          532,968     2,806,547
                                                 ---------      ---------       ----------      ---------
Total increase (decrease) in net assets             649,303        730,962          664,368     3,533,654

NET ASSETS:
Beginning of period                                 259,939        331,736          551,378     2,621,991
                                                 ---------      ---------       ----------      ---------
 End of period                                    $ 909,242     $1,062,698       $1,215,746    $6,155,645
                                                 ---------      ---------       ----------      ---------
                                                 ---------      ---------       ----------      ---------



                                                                                                 International
                                                      Growth                     International      Growth
For the year ended                                 and Income      High Yield       Growth        and Income
December 31, 1996                                     Fund            Fund           Fund            Fund
   (unaudited)                                    Sub-Account     Sub-Account    Sub-Account     Sub-Account
------------------                                 -----------     ------------   -----------    --------------
OPERATIONS:
Net investment income (loss)                      $   341,685     $  163,141             $0             $0
Capital gains income                                  154,926              -              -              -
Net realized gain (loss)
  on security transactions                              2,902          1,565              -              -
Net unrealized appreciation (depreciation)
  of investments during the period                  1,519,519        157,435              -              -
                                                  -----------     ----------     -----------     ------------
Net increase (decrease) in net assets
  resulting from operations                         2,019,032        322,141              -              -
                                                  -----------     ----------     -----------     ------------
UNIT TRANSACTIONS:
Purchases                                                   -              -              -              -
Net transfers                                       7,006,259      1,317,440              -              -
Surrenders                                           (298,205)       (83,011)             -              -
Loan withdrawals                                      (46,401)       (35,554)             -              -
Cost of insurance                                     (65,790)       (18,659)             -              -
Total increase (decrease) in net assets
  resulting from unit transactions                  6,595,863      1,180,216              -              -
                                                  -----------     ----------     -----------     ------------
Total increase (decrease) in net assets             8,614,895      1,502,357              -              -

NET ASSETS:
Beginning of period                                 5,254,989      1,796,625
                                                  -----------     ----------     -----------     ------------
 End of period                                    $13,869,884     $3,298,982             $0             $0
                                                  -----------     ----------     -----------     ------------
                                                  -----------     ----------     -----------     ------------


                                                   International
                                                        New           Money            New           New
For the year ended                                  Opportunities     Market        Opportunities     Value
December 31, 1996                                      Fund             Fund          Fund            Fund
   (unaudited)                                     Sub-Account     Sub-Account    Sub-Account     Sub-Account
-------------------                                -------------   -----------    -----------     -----------
OPERATIONS:
Net investment income (loss)                               $0     $    203,725     $        0             $0
Capital gains income                                        -                -              -              -
Net realized gain (loss)
  on security transactions                                  -                -          1,419              -
Net unrealized appreciation (depreciation)
  of investments during the period                          -                -        325,785              -
                                                   ----------     ------------    -----------     ----------
Net increase (decrease) in net assets
  resulting from operations                                 -          203,725        327,204              -
                                                   ----------     ------------    -----------     ----------
UNIT TRANSACTIONS:
Purchases                                                   -       24,879,746              -              -
Net transfers                                               -      (24,660,575)     4,703,270              -
Surrenders                                                  -          (89,459)      (170,255)             -
Loan withdrawals                                            -       (1,308,364)       (37,499)             -
Cost of insurance                                           -          (42,734)       (38,655)             -
Total increase (decrease) in net assets
  resulting from unit transactions                          -       (1,221,386)     4,456,861              -
                                                   ----------     ------------    -----------     ----------
Total increase (decrease) in net assets                     -       (1,017,661)     4,784,065              -

NET ASSETS:
Beginning of period                                                  5,240,605      3,048,960
                                                   ----------     ------------    -----------     ----------
 End of period                                             $0     $  4,222,944     $7,833,025             $0
                                                   ----------     ------------    -----------     ----------
                                                   ----------     ------------    -----------     ----------


                                                  U.S. Government   Utilities
                                                    and High         Growth
For the year ended                                Quality Bond     and Income       Vista        Voyager
December 31, 1996                                     Fund             Fund         Fund            Fund
   (unaudited)                                      Sub-Account     Sub-Account    Sub-Account     Sub-Account
-------------------                                -------------   -----------    -----------     -----------
OPERATIONS:
Net investment income (loss)                      $    8,449      $   35,664             $0      $  103,280
Capital gains income                                      -                -              -         200,850
Net realized gain (loss)
  on security transactions                            (1,338)            749              -           1,457
Net unrealized appreciation (depreciation)
  of investments during the period                   (12,239)        144,600              -         388,867
                                                   ----------     ----------      ---------      ----------
Net increase (decrease) in net assets
  resulting from operations                           44,872         181,013              -         694,454
                                                   ----------     ----------      ---------      ----------
UNIT TRANSACTIONS:
Purchases                                                  -               -              -               -              -
Net transfers                                        675,522         725,689              -       5,336,934
Surrenders                                           (16,556)        (22,040)             -        (138,165)
Loan withdrawals                                     (19,784)        (29,987)             -         (66,110)
Cost of insurance                                     (7,295)         (8,113)             -         (45,984)
Total increase (decrease) in net assets
  resulting from unit transactions                   631,887         665,549              -       5,086,675
                                                   ----------     ----------      ---------      ----------
Total increase (decrease) in net assets              676,759          846,562             -       5,781,129

NET ASSETS:
Beginning of period                                  613,005         638,097                      3,621,094
                                                   ----------     ----------      ---------      ----------
 End of period                                    $1,289,764      $1,484,659             $0      $9,402,223
                                                   ----------     ----------      ---------      ----------
                                                   ----------     ----------      ---------      ----------

The accompanying notes are an integral part of these financial statements.

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT FIVE - HARTFORD
LIFE INSURANCE COMPANIES


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997
(unaudited)

1. ORGANIZATION:

   Putnam Capital Manager Trust Separate
   Account Five (the Account) is a separate investment account within Hartford Life
   Insurance Company (the Company) and is
   registered with the Securities and Exchange
   Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Both the Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC. The Account invests deposits by variable life contractholders of the Company in various mutual funds (the Funds) as directed by the contractholders.

2. SIGNIFICANT ACCOUNTING POLICIES

   The following is a summary of significant accounting policies of the Account, which are in accordance with generally accepted accounting principles in the investment company industry:

   A) SECURITY TRANSACTIONS - Security
      transactions are recorded on the trade date
      (date the order to buy or sell is executed).
      Cost of investments sold is determined on the basis of identified cost. Dividend and capital gains income are accrued as of the ex-dividend date. Capital gains income represents dividends from the Funds which are characterized as capital gains under tax regulations.

   B) SECURITY VALUATION - The investments in shares of the Funds are valued at the closing net asset value per share as determined by the appropriate Fund as of December 31, 1997.

   C) FEDERAL INCOME TAXES - The operations of the Account form a part of, and are taxed with, the total operations of the Company, which is taxed as an insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the operations of the Account.

   D) USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Operating results in the future could vary from the amounts derived from management's estimates.

3. ADMINISTRATION OF THE ACCOUNT AND
   RELATED CHARGES:

   In accordance with the terms of the
   contracts, the Company makes
   deductions for mortality and expense
   undertakings, cost of insurance,
   administrative fees, and state
   premium taxes.  These charges are
   deducted through termination of units
   of interest from applicable contract
   owners' accounts.

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------

Report of Independent Public Accountants

To Hartford Life Insurance Company Putnam Capital Manager Trust Separate Account Five and to the Owners of Units of Interest therein:

We have audited the accompanying statement of assets and liabilities of Hartford Life Insurance Company Putnam Capital Manager Trust Separate Account Five (the Account) as of December 31, 1996, and the related statement of operations for the year then ended and statements of changes in net assets for the year ended December 31, 1996 and the period from inception, January 10, 1995, to December 31, 1995. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartford Life Insurance Company Putnam Capital Manager Trust Separate Account Five as of December 31, 1996, the results of its operations for the year then ended and the changes in its net assets for the year ended December 31, 1996 and the period from inception, January 10, 1995, to December 31, 1995, in conformity with generally accepted accounting principles.

                                               ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 14, 1997

                                           HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------



PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT FIVE -- HARTFORD LIFE INSURANCE COMPANY
Statement of Assets & Liabilities
------------------------------------------------------------------------------------------------------------------------
December 31, 1996       Asia Pacific     Diversified     Global Asset     Global          Growth             High Yield
                        Growth           Income          Allocation       Growth          and Income         Fund
                        Fund             Fund            Fund             Fund            Fund               Sub-Account
                        Sub-Account      Sub-Account     Sub-Account      Sub-Account     Sub-Account
------------------------------------------------------------------------------------------------------------------------
Assets
Investments:
 ........................................................................................................................
Putnam VT Asia Pacific Growth Fund
 Shares 82,583
 Cost $856,545
 ........................................................................................................................
  Market Value:          $909,242        $       --      $       --       $       --      $        --        $       --
 ........................................................................................................................
Putnam VT Diversified Income Fund
 Shares 94,294
 Cost $1,018,843
 ........................................................................................................................
  Market Value:                --         1,062,698              --               --               --                --
 ........................................................................................................................
Putnam VT Global Asset
 Allocation Fund
 Shares 70,478
 Cost $1,107,725
 ........................................................................................................................
  Market Value:                --                --       1,215,746               --               --                --
 ........................................................................................................................
Putnam VT Global Growth Fund
 Shares 364,671
 Cost $5,496,986
 ........................................................................................................................
  Market Value:                --                --              --        6,155,645               --                --
 ........................................................................................................................
Putnam VT Growth and Income Fund
 Shares 564,735
 Cost $11,958,250
 ........................................................................................................................
  Market Value:                --                --              --               --       13,869,884                --
 ........................................................................................................................
Putnam VT High Yield Fund
 Shares 254,551
 Cost $3,088,531
 ........................................................................................................................
  Market Value:                --                --              --               --               --         3,298,982
 ........................................................................................................................
Putnam VT Money Market Fund
 Shares 4,222,628
 Cost $4,222,628
 ........................................................................................................................
  Market Value:                --                --              --               --               --                --
 ........................................................................................................................
Putnam VT New Opportunities Fund
 Shares 454,880
 Cost $7,223,865
 ........................................................................................................................
  Market Value:                --                --              --               --               --                --
 ........................................................................................................................
Putnam VT U.S. Government and
 High Quality Bond Fund
 Shares 97,635
 Cost $1,279,571
 ........................................................................................................................
  Market Value:                --                --              --               --               --                --
 ........................................................................................................................
Putnam VT Utilities Growth and
 Income Fund
 Shares 100,315
 Cost $1,310,238
 ........................................................................................................................
  Market Value:                --                --              --               --               --                --
 ........................................................................................................................
Putnam VT Voyager Fund
 Shares 289,032
 Cost $8,711,600
 ........................................................................................................................
  Market Value:                --                --              --               --               --                --
 ........................................................................................................................
Due from Hartford Life
 Insurance Company             --                --              --               --           14,202                --
------------------------------------------------------------------------------------------------------------------------
Total Assets              909,242         1,062,698       1,215,746        6,155,645       13,884,086         3,298,982
------------------------------------------------------------------------------------------------------------------------
Liabilities
Payable for fund
 shares purchased              --                --              --               --           14,202                --
 ........................................................................................................................
Total Liabilities              --                --              --               --           14,202                --
------------------------------------------------------------------------------------------------------------------------
Net Assets (variable
 annuity contract
 liabilities)            $909,242        $1,062,698      $1,215,746       $6,155,645      $13,869,884        $3,298,982
------------------------------------------------------------------------------------------------------------------------
Units Outstanding          81,465            81,563          84,252          450,022          837,713           247,165
------------------------------------------------------------------------------------------------------------------------
Accumulation Unit Value
 at end of period       11.161102         13.029218       14.429914        13.678537        16.556836         13.347317
------------------------------------------------------------------------------------------------------------------------



Statement of Assets & Liabilities (Continued)
-----------------------------------------------------------------------------------------------------
December 31, 1996       Money            New             U.S. Govt.       Utilities       Voyager
                        Market           Opportunities   and High         Growth          Fund
                        Fund             Fund            Quality Bond     and Income      Sub-Account
                        Sub-Account      Sub-Account     Fund             Fund
                                                         Sub-Account      Sub-Account
-----------------------------------------------------------------------------------------------------
Assets
Investments:
 .....................................................................................................
Putnam VT Asia Pacific Growth Fund
 Shares 82,583
 Cost $856,545
 .....................................................................................................
  Market Value:         $       --       $       --      $       --       $       --      $       --
 .....................................................................................................
Putnam VT Diversified Income Fund
 Shares 94,294
 Cost $1,018,843
 .....................................................................................................
  Market Value:                 --               --              --               --              --
 .....................................................................................................
Putnam VT Global Asset
 Allocation Fund
 Shares 70,478
 Cost $1,107,725
 .....................................................................................................
  Market Value:                 --               --              --               --              --
 .....................................................................................................
Putnam VT Global Growth Fund
 Shares 364,671
 Cost $5,496,986
 .....................................................................................................
  Market Value:                 --               --              --               --              --
 .....................................................................................................
Putnam VT Growth and Income Fund
 Shares 564,735
 Cost $11,958,250
 .....................................................................................................
  Market Value:                 --               --              --               --              --
 .....................................................................................................
Putnam VT High Yield Fund
 Shares 254,551
 Cost $3,088,531
 .....................................................................................................
  Market Value:                 --               --              --               --              --
 .....................................................................................................
Putnam VT Money Market Fund
 Shares 4,222,628
 Cost $4,222,628
 .....................................................................................................
  Market Value:          4,222,628               --              --               --              --
 .....................................................................................................
Putnam VT New Opportunities Fund
 Shares 454,880
 Cost $7,223,865
 .....................................................................................................
  Market Value:                 --        7,833,025              --               --              --
 .....................................................................................................
Putnam VT U.S. Government and
 High Quality Bond Fund
 Shares 97,635
 Cost $1,279,571
 .....................................................................................................
  Market Value:                 --               --       1,289,764               --              --
 .....................................................................................................
Putnam VT Utilities Growth and
 Income Fund
 Shares 100,315
 Cost $1,310,238
 .....................................................................................................
  Market Value:                 --               --              --        1,484,659              --
 .....................................................................................................
Putnam VT Voyager Fund
 Shares 289,032
 Cost $8,711,600
 .....................................................................................................
  Market Value:                 --               --              --               --       9,402,223
 .....................................................................................................
Due from Hartford Life
 Insurance Company         330,629               --              --               --              --
-----------------------------------------------------------------------------------------------------
Total Assets             4,553,257        7,833,025       1,289,764        1,484,659       9,402,223
-----------------------------------------------------------------------------------------------------
Liabilities
Payable for fund
 shares purchased          330,313               --              --               --              --
 .....................................................................................................
Total Liabilities          330,313               --              --               --              --
-----------------------------------------------------------------------------------------------------
Net Assets (variable
 annuity contract
 liabilities)           $4,222,944       $7,833,025      $1,289,764       $1,484,659      $9,402,223
-----------------------------------------------------------------------------------------------------
Units Outstanding        3,812,530          488,477         104,473           97,813         587,891
-----------------------------------------------------------------------------------------------------
Accumulation Unit Value
 at end of period         1.107649        16.035615       12.345439        15.178606       15.993147
-----------------------------------------------------------------------------------------------------

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------


PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT FIVE -- HARTFORD LIFE INSURANCE COMPANY
Statement of Operations
-------------------------------------------------------------------------------------------------------------------------
For the year ended                                Asia Pacific        Diversified         Global Asset        Global
December 31, 1996                                 Growth              Income              Allocation          Growth
                                                  Fund                Fund                Fund                Fund
                                                  Sub-Account         Sub-Account         Sub-Account         Sub-Account
-------------------------------------------------------------------------------------------------------------------------
Investment income:
 Dividends                                        $ 6,265             $45,501             $ 31,236            $ 78,177
 .........................................................................................................................
 Capital gains income                                  --                  --               20,497             113,882
 .........................................................................................................................
Net realized and
 unrealized gain
 (loss) on
 investments:
 .........................................................................................................................
 Net realized gain (loss)
  on security transactions                             40               1,025                  235               2,172
 .........................................................................................................................
 Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period                                       45,583              30,289               79,432             532,876
 .........................................................................................................................
 Net gain (loss)
  on investments                                   45,623              31,314               79,667             535,048
-------------------------------------------------------------------------------------------------------------------------
Net increase
 in net assets
 resulting from
 operations                                       $51,888             $76,815             $131,400            $727,107
-------------------------------------------------------------------------------------------------------------------------


Statement of Operations (Continued)
---------------------------------------------------------------------------------------------------------------------------
For the year ended                                Growth              High Yield          Money               New
December 31, 1996                                 and Income          Fund                Market              Opportunities
                                                  Fund                Sub-Account         Fund                Fund
                                                  Sub-Account                             Sub-Account         Sub-Account
---------------------------------------------------------------------------------------------------------------------------
Investment income:
 Dividends                                        $  341,685          $163,141            $203,725           $      --
 ...........................................................................................................................
 Capital gains income                                154,926                --                  --                  --
 ...........................................................................................................................
Net realized and
 unrealized gain
 (loss) on
 investments:
 ...........................................................................................................................
 Net realized gain (loss)
  on security transactions                             2,902             1,565                  --               1,419
 ...........................................................................................................................
 Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period                                       1,519,519           157,435                  --             325,785
 ...........................................................................................................................
 Net gain (loss)
  on investments                                   1,522,421           159,000                  --             327,204
---------------------------------------------------------------------------------------------------------------------------
Net increase
 in net assets
 resulting from
 operations                                       $2,019,032          $322,141            $203,725            $327,204
---------------------------------------------------------------------------------------------------------------------------


Statement of Operations (Continued)
-----------------------------------------------------------------------------------------------------
For the year ended                                U.S. Govt.          Utilities           Voyager
December 31, 1996                                 and High            Growth              Fund
                                                  Quality Bond        and Income          Sub-Account
                                                  Fund                Fund
                                                  Sub-Account         Sub-Account
-----------------------------------------------------------------------------------------------------
Investment income:
 Dividends                                        $58,449             $35,664             $103,280
 .....................................................................................................
 Capital gains income                                  --                  --              200,850
 .....................................................................................................
Net realized and
 unrealized gain
 (loss) on
 investments:
 .....................................................................................................
 Net realized gain (loss)
  on security transactions                         (1,338)                749                1,457
 .....................................................................................................
 Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period                                      (12,239)            144,600              388,867
 .....................................................................................................
 Net gain (loss)
  on investments                                  (13,577)            145,349              390,324
-----------------------------------------------------------------------------------------------------
Net increase
 in net assets
 resulting from
 operations                                       $44,872            $181,013             $694,454
-----------------------------------------------------------------------------------------------------

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------


PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT FIVE -- HARTFORD LIFE INSURANCE COMPANY
Statement of Changes in Net Assets
-------------------------------------------------------------------------------------------------------------------------
For the year ended                                Asia Pacific        Diversified         Global Asset        Global
December 31, 1996                                 Growth              Income              Allocation          Growth
                                                  Fund                Fund                Fund                Fund
                                                  Sub-Account         Sub-Account         Sub-Account         Sub-Account
-------------------------------------------------------------------------------------------------------------------------
Operations:
 Net investment
  income                                          $  6,265            $   45,501          $   31,236          $   78,177
 .........................................................................................................................
 Capital gains income                                   --                    --              20,497             113,882
 .........................................................................................................................
 Net realized gain (loss)
  on security transactions                              40                 1,025                 235               2,172
 .........................................................................................................................
 Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period                                        45,583                30,289              79,432             532,876
 .........................................................................................................................
 Net increase in net
  assets resulting
  from operations                                   51,888                76,815             131,400             727,107
 .........................................................................................................................
Unit transactions:
 Purchases                                              --                    --                  --                  --
 .........................................................................................................................
 Net transfers                                     663,703               678,615             565,848           2,987,293
 .........................................................................................................................
 Surrenders                                        (12,187)              (13,614)            (14,996)            (92,194)
 .........................................................................................................................
 Loan withdrawals                                  (49,778)               (4,620)            (12,089)            (56,759)
 .........................................................................................................................
 Cost of insurance                                  (4,323)               (6,234)             (5,795)            (31,793)
 .........................................................................................................................
 Net increase (decrease)
  in net assets resulting
  from unit transactions                           597,415               654,147             532,968           2,806,547
 .........................................................................................................................
 Total increase (decrease)
  in net assets                                    649,303               730,962             664,368           3,533,654
 .........................................................................................................................
Net assets:
 Beginning of period                               259,939               331,736             551,378           2,621,991
-------------------------------------------------------------------------------------------------------------------------
 End of period                                    $909,242            $1,062,698          $1,215,746          $6,155,645
-------------------------------------------------------------------------------------------------------------------------


Statement of Changes in Net Assets (Continued)
---------------------------------------------------------------------------------------------------------------------------
For the year ended                                Growth              High Yield          Money               New
December 31, 1996                                 and Income          Fund                Market              Opportunities
                                                  Fund                Sub-Account         Fund                Fund
                                                  Sub-Account                             Sub-Account         Sub-Account
---------------------------------------------------------------------------------------------------------------------------
Operations:
 Net investment
  income                                          $   341,685         $  163,141          $  203,725          $       --
 ...........................................................................................................................
 Capital gains income                                 154,926                 --                  --                  --
 ...........................................................................................................................
 Net realized gain (loss)
  on security transactions                              2,902              1,565                  --               1,419
 ...........................................................................................................................
 Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period                                        1,519,519            157,435                  --             325,785
 ...........................................................................................................................
 Net increase in net
  assets resulting
  from operations                                   2,019,032            322,141             203,725             327,204
 ...........................................................................................................................
Unit transactions:
 Purchases                                                 --                 --          24,879,746                  --
 ...........................................................................................................................
 Net transfers                                      7,006,259          1,317,440         (24,660,575)          4,703,270
 ...........................................................................................................................
 Surrenders                                          (298,205)           (83,011)            (89,459)           (170,255)
 ...........................................................................................................................
 Loan withdrawals                                     (46,401)           (35,554)         (1,308,364)            (37,499)
 ...........................................................................................................................
 Cost of insurance                                    (65,790)           (18,659)            (42,734)            (38,655)
 ...........................................................................................................................
 Net increase (decrease)
  in net assets resulting
  from unit transactions                            6,595,863          1,180,216          (1,221,386)          4,456,861
 ...........................................................................................................................
 Total increase (decrease)
  in net assets                                     8,614,895          1,502,357          (1,017,661)          4,784,065
 ...........................................................................................................................
Net assets:
 Beginning of period                                5,254,989          1,796,625           5,240,605           3,048,960
---------------------------------------------------------------------------------------------------------------------------
 End of period                                    $13,869,884         $3,298,982          $4,222,944          $7,833,025
---------------------------------------------------------------------------------------------------------------------------


Statement of Changes in Net Assets (Continued)
-----------------------------------------------------------------------------------------------------
For the year ended                                U.S. Govt.          Utilities           Voyager
December 31, 1996                                 and High            Growth              Fund
                                                  Quality Bond        and Income          Sub-Account
                                                  Fund                Fund
                                                  Sub-Account         Sub-Account
-----------------------------------------------------------------------------------------------------
Operations:
 Net investment
  income                                          $   58,449          $   35,664          $  103,280
 .....................................................................................................
 Capital gains income                                     --                  --             200,850
 .....................................................................................................
 Net realized gain (loss)
  on security transactions                            (1,338)                749               1,457
 .....................................................................................................
 Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period                                         (12,239)            144,600             388,867
 .....................................................................................................
 Net increase in net
  assets resulting
  from operations                                     44,872             181,013             694,454
 .....................................................................................................
Unit transactions:
 Purchases                                                --                  --                  --
 .....................................................................................................
 Net transfers                                       675,522             725,689           5,336,934
 .....................................................................................................
 Surrenders                                          (16,556)            (22,040)           (138,165)
 .....................................................................................................
 Loan withdrawals                                    (19,784)            (29,987)            (66,110)
 .....................................................................................................
 Cost of insurance                                    (7,295)             (8,113)            (45,984)
 .....................................................................................................
 Net increase (decrease)
  in net assets resulting
  from unit transactions                             631,887             665,549           5,086,675
 .....................................................................................................
 Total increase (decrease)
  in net assets                                      676,759             846,562           5,781,129
 .....................................................................................................
Net assets:
 Beginning of period                                 613,005             638,097           3,621,094
-----------------------------------------------------------------------------------------------------
 End of period                                    $1,289,764          $1,484,659          $9,402,223
-----------------------------------------------------------------------------------------------------

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                            HARTFORD LIFE INSURANCE COMPANY
---------------------------------------------------------------------------



PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT FIVE -- HARTFORD LIFE INSURANCE COMPANY
Statement of Changes in Net Assets
-------------------------------------------------------------------------------------------------------------------------
For the period                                    Asia Pacific        Diversified         Global Asset        Global
from inception,                                   Growth              Income              Allocation          Growth
January 10, 1995 to                               Fund                Fund                Fund                Fund
December 31, 1995                                 Sub-Account*        Sub-Account         Sub-Account         Sub-Account
-------------------------------------------------------------------------------------------------------------------------
Operations:
 Net investment
  income                                          $     --            $    521            $    192            $       91
 .........................................................................................................................
 Capital gains income                                   --                  --                  --                   170
 .........................................................................................................................
 Net realized gain (loss)
  on security transactions                             349                  31                   7                    89
 .........................................................................................................................
 Net unrealized
  appreciation
  of investments
  during the period                                  7,112              13,566              28,590               125,784
 .........................................................................................................................
 Net increase in net
  assets resulting
  from operations                                    7,461              14,118              28,789               126,134
 .........................................................................................................................
Unit transactions:
 Purchases                                              --                  --                  --                    --
 .........................................................................................................................
 Net transfers                                     264,817             330,819             537,900             2,532,395
 .........................................................................................................................
 Surrenders                                        (11,791)            (12,664)            (14,453)              (24,192)
 .........................................................................................................................
 Loan withdrawals                                       --                  --                  --                (7,875)
 .........................................................................................................................
 Cost of insurance                                    (548)               (537)               (858)               (4,471)
 .........................................................................................................................
 Net increase in
  net assets resulting
  from unit transactions                           252,478             317,618             522,589             2,495,857
 .........................................................................................................................
 Total increase
  in net assets                                    259,939             331,736             551,378             2,621,991
 .........................................................................................................................
Net assets:
 Beginning of period                                    --                  --                  --                    --
-------------------------------------------------------------------------------------------------------------------------
 End of period                                    $259,939            $331,736            $551,378            $2,621,991
-------------------------------------------------------------------------------------------------------------------------


Statement of Changes in Net Assets (Continued)
---------------------------------------------------------------------------------------------------------------------------
For the period                                    Growth              High Yield          Money               New
from inception,                                   and Income          Fund                Market              Opportunities
January 10, 1995 to                               Fund                Sub-Account         Fund                Fund
December 31, 1995                                 Sub-Account                             Sub-Account         Sub-Account

---------------------------------------------------------------------------------------------------------------------------
Operations:
 Net investment
  income                                          $      387          $      916          $   80,712          $        1
 ...........................................................................................................................
 Capital gains income                                    100                  --                  --                  31
 ...........................................................................................................................
 Net realized gain (loss)
  on security transactions                                 6                 119                  --              (2,699)
 ...........................................................................................................................
 Net unrealized
  appreciation
  of investments
  during the period                                  392,116              53,019                  --             283,377
 ...........................................................................................................................
 Net increase in net
  assets resulting
  from operations                                    392,609              54,054              80,712             280,710
 ...........................................................................................................................
Unit transactions:
 Purchases                                                --                  --          24,484,446                  --
 ...........................................................................................................................
 Net transfers                                     4,908,808           1,770,947         (17,605,354)          2,798,809
 ...........................................................................................................................
 Surrenders                                          (28,551)            (17,973)           (147,693)            (15,714)
 ...........................................................................................................................
 Loan withdrawals                                     (9,320)             (7,918)         (1,548,256)             (9,713)
 ...........................................................................................................................
 Cost of insurance                                    (8,557)             (2,485)            (23,250)             (5,129)
 ...........................................................................................................................
 Net increase in
  net assets resulting
  from unit transactions                           4,862,380           1,742,571           5,159,893           2,768,253
 ...........................................................................................................................
 Total increase
  in net assets                                    5,254,989           1,796,625           5,240,605           3,048,963
 ...........................................................................................................................
Net assets:
 Beginning of period                                      --                  --                  --                  --
---------------------------------------------------------------------------------------------------------------------------
 End of period                                    $5,254,989          $1,796,625          $5,240,605          $3,048,963
---------------------------------------------------------------------------------------------------------------------------


Statement of Changes in Net Assets (Continued)
-----------------------------------------------------------------------------------------------------
For the period                                    U.S. Govt.          Utilities           Voyager
from inception,                                   and High            Growth              Fund
January 10, 1995 to                               Quality Bond        and Income          Sub-Account
December 31, 1995                                 Fund                Fund
                                                  Sub-Account         Sub-Account
-----------------------------------------------------------------------------------------------------
Operations:
 Net investment
  income                                          $    696            $    543            $       30
 .....................................................................................................
 Capital gains income                                   --                  --                   224
 .....................................................................................................
 Net realized gain (loss)
  on security transactions                             133                  72                  (604)
 .....................................................................................................
 Net unrealized
  appreciation
  of investments
  during the period                                 22,432              29,823               301,754
 .....................................................................................................
 Net increase in net
  assets resulting
  from operations                                   23,261              30,438               301,404
 .....................................................................................................
Unit transactions:
 Purchases                                              --                  --                    --
 .....................................................................................................
 Net transfers                                     603,807             621,666             3,345,405
 .....................................................................................................
 Surrenders                                        (13,535)            (13,432)              (19,818)
 .....................................................................................................
 Loan withdrawals                                       --                  --                    --
 .....................................................................................................
 Cost of insurance                                    (528)               (575)               (5,897)
 .....................................................................................................
 Net increase in
  net assets resulting
  from unit transactions                           589,744             607,659             3,319,690
 .....................................................................................................
 Total increase
  in net assets                                    613,005             638,097             3,621,094
 .....................................................................................................
Net assets:
 Beginning of period                                    --                  --                    --
-----------------------------------------------------------------------------------------------------
 End of period                                    $613,005            $638,097            $3,621,094
-----------------------------------------------------------------------------------------------------

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

*From inception, May 1, 1995, to December 31, 1995.

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------


PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT FIVE -- HARTFORD LIFE INSURANCE COMPANY

Notes to Financial Statements
December 31, 1996

1. ORGANIZATION:
Putnam Capital Manager Trust Separate Account Five (the Account) is a separate investment account within Hartford Life Insurance Company (the Company) and is registered with the Securities and Exchange Commission
(SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Both the Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC. The Account invests deposits by variable life contractholders of the Company in the various mutual funds as directed by the contractholders.

2. SIGNIFICANT ACCOUNTING POLICIES:
The following is a summary of significant accounting policies of the Account, which are in accordance with generally accepted accounting principles in the investment company industry:

A) Security Transactions -- Security transactions are recorded on the trade date (date the order to buy or sell is executed). Cost of investments sold is determined on the basis of identified cost.
Dividends and capital gains income are accrued as of the ex-dividend date. Capital gains income represents dividends from the Funds which are characterized as capital gains under tax regulations.

B) Security Valuation -- The investments in shares of the Funds are valued at the closing net asset value per share as determined by the appropriate Fund as of December 31, 1996.

C) Federal Income Taxes -- The operations of the Account form a part of, and are taxed with, the total operations of the Company, which is taxed as an insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the operations of the Account.

D) Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Operating results in the future could vary from the amounts derived from management's estimates.

3. ADMINISTRATION OF THE ACCOUNT AND RELATED CHARGES:
In accordance with the terms of the contracts, the Company makes deductions for mortality and expense undertakings, cost of insurance, administrative fees, and state premium taxes. These charges are deducted through termination of units of interest from applicable contract owners' accounts, in accordance with the terms ot the contracts.

                                      PART II

                          CONTENTS OF REGISTRATION STATEMENT


This Registration Statement comprises the following papers and documents:

    The facing sheet.

    The prospectus consisting of _________ pages.

    The undertaking to file reports.

    The Rule 484 undertaking.

    The signatures.

(1) The following exhibits included herewith correspond to those required by paragraph A of the instructions for exhibits to Form N-8B-2.

    (A1) Resolution of Board of Directors of Hartford Life Insurance Company ("Hartford") authorizing the establishment of the Separate Account. (1)

    (A2)      Not applicable.

    (A3a)     Principal Underwriting Agreement.  (2)

    (A3b)     Forms of Selling Agreements.  (2)

    (A3c)     Not applicable.

    (A4)      Not applicable.

    (A5)      Form of Modified Single Premium Variable Life Insurance Policy.
              (1)

    (A6a)     Charter of Hartford. (3)

    (A6b)     Bylaws of Hartford. (2)

________________________________

    (1) Incorporated by reference to Post-Effective Amendment No. 2, to the Registration Statement File No. 33-83656, dated May 1, 1995.

    (2) Incorporated by reference to Post Effective Amendment No. 3, to the Registration Statement File No. 33-83656, dated May 1, 1996.

    (3) Incorporated by reference to Post Effective Amendment No. 4, to the Registration Statement File No. 33-83656, filed on April 16, 1997.

    (A7)      Not applicable.

    (A8)      Not applicable.

    (A9)      Not applicable.

    (A10) Form of Application for Modified Single Premium Variable Life Insurance Policies. (1)

    (A11)     Memorandum describing transfer and redemption procedures. (1)


(2) Opinion and consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

(3) No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

(4) Not applicable.

(5) Opinion and consent of Michael Winterfield, FSA, MAAA.


(6) Consent of Arthur Andersen LLP, Independent Public Accountants.


(7) Power of Attorney. (3)

(8) Not applicable.

                       REPRESENTATION OF REASONABLENESS OF FEES

Hartford Life Insurance Company ("Hartford") hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

                             UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

             UNDERTAKINGS AND REPRESENTATIONS AS REQUIRED BY RULE 6E-3(T)

1. Separate Account Five meets the definition of "Separate Account" under Rule 6e-3(T).

2. Hartford undertakes to keep and make available to the Commission upon request any documents used to support any representation as to the reasonableness of fees.


UNDERTAKING ON INDEMNIFICATION

Under Section 33-772 of the Connecticut General Statutes, unless limited by its certificate of incorporation, the Registrant must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

The Registrant may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal proceeding, had no reason to believe his conduct was unlawful. Conn. Gen. Stat. Section 33-771(a). Additionally, pursuant to Conn. Gen. Stat.
Section 33-776, the Registrant may indemnify officers and employees or agents for liability incurred and for any expenses to which they become subject by reason of being or having been an employee or officer of the Registrant. Connecticut law does not prescribe standards for the indemnification of officers, employees and agents and expressly states that their indemnification may be broader than the right of indemnification granted to directors.

The foregoing statements are specifically made subject to the detailed provisions of Section 33-770 et seq.


Notwithstanding the fact that Connecticut law obligates the Registrant to indemnify only a director that was successful on the merits in a suit, under
Article VIII, Section 1 of the Registrant's bylaws, the Registrant must indemnify both directors and officers of the Registrant for (1) any claims and liabilities to which they become subject by reason of being or having been a director or officer of the company and legal and (2) other expenses incurred in defending against such claims, in each case, to the extent such is consistent with statutory provisions.


Additionally, the directors and officers of Hartford and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy issued to The Hartford Financial Services Group, Inc. and its subsidiaries. Such policy will reimburse the Registrant for any payments that it shall make to directors and officers pursuant to law and will, subject to certain exclusions contained in the policy, further pay any other costs, charges and expenses and settlements and judgments arising from any proceeding involving any director or officer of the Registrant in his past or present capacity as such, and for which he may be liable, except as to any liabilities arising from acts that are deemed to be uninsurable.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

INFORMATION REGARDING CERTAIN SALES LOADS, ADMINISTRATIVE,
MANAGEMENT AND OTHER FEES

Separate Account Five of Hartford Life Insurance Company was established to separate the assets funding the Policies from other assets of Hartford. In addition to the Policies described in this Prospectus the Separate Account holds assets of several other Registration Statements. In 1995, the Separate Account received approximately $71,340,380 in policyholder premiums. In the same year it charged policyholders approximately $582,076 in sales load, administrative, management and other fees ("Separate Account Charges"). In 1996 policyholder premium was $107,397,075 with the associated Separate Account Charges equaled approximately $1,369,875. Year to date 1997 policyholder premium for the entire Separate Account equaled $66,724,338 with Separate Account Charges for the same time period being $4,865,679.

OFFICERS AND DIRECTORS

The principal underwriter for Hartford Life Insurance Company Separate Account Five is Hartford Securities Distribution Company, Inc. The following list is of Officers and Directors:


     Name and Principal             Positions and Offices
      Business Address                 With Underwriter
     ------------------            -------------------------

    Lowndes A. Smith         President and Chief Executive Officer, Director
    John P. Ginnetti         Executive Vice President, Director
    Thomas M. Marra          Executive Vice President, Director
    Peter W. Cummins         Senior Vice President
    Lynda Godkin             Senior Vice President, General Counsel and
                               Corporate Secretary
    Donald E. Waggaman, Jr.  Treasurer
    George R. Jay            Controller
    Paul E. Olson            Supervising Registered Principal
    James Cubanski           Assistant Secretary
    Stephen T. Joyce         Assistant Secretary
    Glen J. Kvadus           Assistant Secretary
    Edward M. Ryan, Jr.      Assistant Secretary



    Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, Connecticut 06104-2999.

                                      SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and attested, all in the Town of Simsbury, and State of Connecticut, on the 11th day of February, 1998.


                             HARTFORD LIFE INSURANCE COMPANY -
                             PUTNAM CAPITAL MANAGER TRUST
                             SEPARATE ACCOUNT FIVE (Registrant)

                             By:  /s/ Gregory A. Boyko
                                 ----------------------------------------------
                                 Gregory A. Boyko, Senior Vice President, Chief Financial Officer and Treasurer, Director

                             HARTFORD LIFE INSURANCE COMPANY (Depositor)

                             By:  /s/ Gregory A. Boyko
                                 ----------------------------------------------
                                 Gregory A. Boyko, Senior Vice President, Chief Financial Officer and Treasurer, Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.


Gregory A. Boyko, Senior Vice President,
  Chief Financial Officer, and Treasurer,
  Director *
John P. Ginnetti, Executive Vice
  President, Director *
Lynda Godkin, Senior Vice President,
  General Counsel, and Corporate
  Secretary, Director*
Thomas M. Marra, Executive Vice                     *By: /s/ Lynda Godkin
  President, Director *                                  ----------------
Lowndes A. Smith, President,                             Lynda Godkin
  Chief Executive Officer, Director *                    Attorney-In-Fact
Raymond P. Welnicki, Senior Vice
  President, Director *                             Dated: February 11, 1998
Lizabeth H. Zlatkus, Senior Vice President                 ------------------
  Director *

                                    EXHIBIT INDEX


(2) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

(5)      Opinion and Consent of Michael Winterfield, FSA, MAAA.


(6)      Consent of Arthur Andersen LLP, Independent Public Accountants.